PROSPECTUS                                            Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-37259
(LOGO OF BARBEQUES GALORE APPEARS HERE)

1,700,000 American Depositary Shares,
each representing One Ordinary Share

The American Depositary Shares (the "ADSs") offered hereby are being offered (the "Offering") by the Underwriters named herein. Each ADS represents one ordinary share ("Ordinary Share") of Barbeques Galore Limited ("Barbeques Galore" or the "Company"), a public limited company organized under the laws of Australia. The ADSs are evidenced by American Depositary Receipts ("ADRs"). See "Description of Ordinary Shares" and "Description of American Depositary Receipts."

Of the 1,700,000 ADSs offered in the Offering, 1,500,000 ADSs represent Ordinary Shares being sold by the Company and 200,000 ADSs represent Ordinary Shares being sold by certain shareholders of the Company named herein (the "Selling Shareholders"). See "Principal Shareholders" and "Selling Shareholders." The Company will not receive any proceeds from the sale of ADSs by the Selling Shareholders. Prior to the Offering, there has been no public market in the United States for the Ordinary Shares or the ADSs. See "Underwriting" for information relating to the factors considered in determining the initial public offering price of the ADSs.

The ADSs have been approved for quotation on the Nasdaq National Market under the symbol "BBQZY."

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE ADSS OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
                                                   PROCEEDS TO
          PRICE TO      UNDERWRITING PROCEEDS TO   SELLING
          PUBLIC        DISCOUNT(1)  COMPANY(2)    SHAREHOLDERS
---------------------------------------------------------------
Per ADS   US$11.00      US$0.77      US$10.23      US$10.23
---------------------------------------------------------------
Total(3)  US$18,700,000 US$1,309,000 US$15,345,000 US$2,046,000
--------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated at US$1,200,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 255,000 ADSs on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be US$21,505,000, US$1,505,350 and US$17,953,650, respectively. See
"Underwriting."

The ADSs are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of ADRs evidencing the ADSs will be made against payment therefor at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York on or about November 13, 1997.

J.P. MORGAN & CO.                                   SBC WARBURG DILLON READ INC.

November 7, 1997

                            [BARBEQUES GALORE LOGO]
             [DEPICTIONS OF INTERIORS OF THE COMPANY'S U.S. STORES]
                  [MAP OF THE COMPANY'S U.S. STORE LOCATIONS]
               [MAP OF THE COMPANY'S AUSTRALIAN STORE LOCATIONS]


                                      USA
                                 [Company Logo]

                                   Barbecues
                                  Accessories
                                   Fireplace

    [Photo of couple employing barbecue and related accessories in a healthy outdoor lifestyle]

                             [Picture of fireplace]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE ADSS OR THE ORDINARY SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, ADSS IN THE OPEN MARKET. IN ADDITION, IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE ADSS ON NASDAQ IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

USA

                                                      [Photograph of interior
                                                       of store]

[Photograph of exterior
 of stand-alone store]


                         [Map of United States listing
                         company owned and franchised
                               stores by state]

                           [Map of Australia listing
                          company owned and licensee
                               stores by state]



                                                                    ["Australia"
                                                                         written
                                                                      vertically
                                                                    up the side]

No person has been authorized to give any information or to make any represen-tation other than those contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholders or by any of the Underwrit-ers. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the ADSs or the Ordinary Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any cir-cumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

No action has been or will be taken in any jurisdiction by the Company, the Selling Shareholders or any Underwriter that would permit a public offering of the ADSs or the Ordinary Shares or possession or distribution of this Pro-spectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company, the Selling Shareholders and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the ADSs or the Ordinary Shares and the distribution of this Prospectus.

                               TABLE OF CONTENTS

                                      Page
Enforceability of Civil Liabilities
 Under the Federal Securities Laws...    4
Available Information................    4
Financial Statement Presentation.....    5
Trademarks...........................    5
Prospectus Summary...................    6
Risk Factors.........................   12
Exchange Rates.......................   21
Use of Proceeds......................   22
Dividend Policy......................   22
Capitalization.......................   23
Dilution.............................   24
Selected Consolidated Financial
 Data................................   25
Unaudited Selected Additional
 Consolidated Financial Data.........   27

                                      Page
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.......................   29
Business.............................   37
Management...........................   48
Certain Transactions.................   52
Principal Shareholders...............   54
Selling Shareholders.................   56
Description of Ordinary Shares.......   58
Description of American Depositary
 Receipts............................   61
Certain Tax Considerations...........   67
Shares Eligible for Future Sale......   71
Underwriting.........................   72
Legal Matters........................   73
Experts..............................   73
Index to Defined Terms...............   74
Index to Consolidated Financial
 Statements..........................  F-1

UNTIL DECEMBER 2, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE ADSS, WHETHER OR NOT PARTICIPATING IN THIS DIS-TRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

     ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS

Barbeques Galore is a public company limited by shares and is registered and operates under the Corporations Law of the Commonwealth of Australia. Since most of the Company's directors and officers and certain of the experts named in the Registration Statement on Form F-1 (together with all exhibits and amendments thereto, the "Registration Statement") reside outside the United States, it may not be possible to effect service on such persons in the United States or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the Federal securities laws of the United States. Furthermore, since all directly owned assets of the Company are outside the United States, any judg-ment obtained in the United States against the Company may not be collectible within the United States. The Company has been advised by its Australian coun-sel, Freehill, Hollingdale & Page, that there is doubt as to the enforce-ability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon federal or state securities laws of the United States, especially in the case of enforcement of judgments of United States courts where the defendant has not been properly served in Australia.

                             AVAILABLE INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Com-mission") a Registration Statement on Form F-1 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the ADSs offered hereby. This Prospectus, which constitutes a part of the Registration State-ment, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Com-mission at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies may be obtained at prescribed rates from the Public Reference Section of the Commis-sion at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registra-tion Statement, each such statement being qualified in all respects by such reference to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

Upon consummation of the Offering, except as described below, the Company will be subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers, and in accordance therewith will file reports, including annual reports on Form 20-F, and other information with the Commission. In addition, the Company has agreed in the Underwriting Agreement relating to the offering to submit to the Commission quarterly reports, which will include unaudited quarterly con-solidated financial information on Form 6-K for the first three quarters of each fiscal year, and file its annual report on Form 20-F within the time periods prescribed under Section 13 of the Exchange Act for the filing by domestic issuers of quarterly reports on Form 10-Q and annual reports on Form 10-K, respectively. Such reports and other information filed by the Company can also be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Commission main-tains a World Wide Web internet site that contains reports, proxy and informa-tion statements and other information regarding registrants that file elec-tronically with the Commission. The address of such site is http://www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and the content of proxy statements.

The Company is presently unable to determine if it will qualify as a foreign private issuer after consummation of the Offering. However, in the event the Company determines that it does not qualify as a foreign private issuer fol-lowing consummation of the Offering, the Company will comply with all U.S. securities laws applicable to a domestic U.S. issuer.

The Company will furnish the Depositary referred to under "Description of American Depositary Receipts" with annual reports which will include a review of operations and annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The Company will also furnish the Depositary with quarterly reports which will include unaudited quarterly consolidated financial informa-tion prepared in accordance with U.S. GAAP. The Depositary has agreed with the Company that, upon receipt of such reports, it will promptly mail such reports to all registered holders of ADSs. The Company will also furnish to the Depos-itary all notices of shareholders' meetings and other reports and communica-tions that are made generally available to shareholders. The Depositary will arrange for the mailing of such documents to record holders of ADSs.

                        FINANCIAL STATEMENT PRESENTATION

The Company publishes its consolidated financial statements in Australian dol-lars. In this Prospectus, references to "$" or "US$" or "U.S. dollars" or "dol-lars" are to United States dollars and references to "A$" are to Australian dollars. For the convenience of the reader, this Prospectus contains transla-tions of certain Australian dollar amounts into U.S. dollars at the rate indi-cated. Translations of Australian dollars into U.S. dollars have been made at the noon buying rate in New York City on the relevant date for cable transfers in Australian dollars as certified by the Federal Reserve Bank of New York (the "Noon Buying Rate"). Unless otherwise indicated, the date of translation was
(i) for amounts calculated as of a date, such date and (ii) for amounts calcu-lated for a period, an average rate during the period. Any translation should not be construed as a representation that the Australian dollar amounts actu-ally represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. On November 3, 1997, the Noon Buying Rate was US$0.7140 = A$1.00. See "Exchange Rates."

Prior to 1997, the Company's fiscal year ended on June 30. Effective as of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31 (beginning with the fiscal year ended January 31, 1997). As used in this Prospectus, each fiscal year of the Company is identified by the calendar year in which it ends. For example, references to "fiscal year 1996" or "fiscal 1996" shall mean the fiscal year ended June 30, 1996, and due to the change in fiscal year end, references to "fiscal year 1998" or "fiscal 1998" shall mean the fiscal year ended January 31, 1998. Because of the change in fiscal year, fiscal 1997 was a seven-month period.


Unless the context otherwise requires, references herein to "share" or "shares" are references to both the ADSs and the Ordinary Shares.


                                   TRADEMARKS

BARBEQUES GALORE(R), TURBO(R), CAPT N COOK(R), COOK-ON(R) and BAR-B-CHEF(R) are federally registered trademarks and/or service marks in the United States. The Company also uses the phrase AMERICA'S LARGEST CHAIN OF BARBECUE STORES(TM) as a common-law trademark in the United States. BARBEQUES GALORE and COOK-ON are also registered with the State of California. In Australia, the Company or its subsidiaries have registered, among others, the names NORSEMAN and KENT, and additionally use the phrase YOUR OUTDOOR COOKING AND CAMPING STORE as a common-law trademark. This Prospectus contains other trade names, trademarks and service marks of the Company and other organizations.

                               PROSPECTUS SUMMARY

This Prospectus contains certain statements of a forward-looking nature relating to future events affecting the Company or the markets or industries in which it operates or the future financial performance of the Company. Prospec-tive investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identi-fied in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause events or actual results to differ materially from those indicated by such forward-looking statements. The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the terms "Barbeques Galore" and the "Company" include Barbeques Galore Limited and its consolidated subsidiaries and their respective operations. Except as otherwise specified, all information in this Prospectus
(i) is adjusted to reflect a 18.223-for-1 reverse share split of all out-standing Ordinary Shares immediately prior to consummation of the Offering (the "Reverse Share Split"), (ii) assumes the conversion of all outstanding convert-ible notes of the Company ("Convertible Notes") into an aggregate of 1,197,926 Ordinary Shares immediately prior to consummation of the Offering and (iii) assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

Barbeques Galore believes that it is the leading specialty retail chain of bar-becue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. Barbeques Galore stores carry a wide assortment of barbecues and related accessories which are displayed in an open and inviting store format that emphasizes social activities and healthy outdoor lifestyles. The Company's stores also carry a comprehensive line of fireplace products and, in Australia, home heating prod-ucts, camping equipment and outdoor furniture. As of July 31, 1997, the Company owned and operated 32 stores in all six states in Australia and 32 stores (in-cluding three U.S. Navy concession stores) in six states in the United States. In addition, as of such date, there were 45 licensed stores in Australia and six franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

The Company's unique retailing concept differentiates Barbeques Galore from its competitors by (i) offering an extensive selection of barbecues and related accessories to suit all consumer lifestyles, preferences and price points, (ii) showcasing these products at convenient store locations in an exciting shopping environment that promotes the total barbecuing experience and (iii) providing exceptional customer service through well-trained sales associates who have in-depth knowledge of the products and understanding of customer needs. These com-petitive strengths are enhanced by the Company's barbecue and home heater manu-facturing operations, which enable the Company to realize higher margins, con-trol product development and improve inventory flexibility and supply.

The Company's growth strategy is to substantially expand its U.S. store base and to refurbish existing stores in Australia (through relocating or remodelling). In the United States, since January 31, 1994, the Company has grown from 17 to 32 Company-owned stores (including three U.S. Navy concession stores), representing an 88% increase in the number of owned stores. The Com-pany currently plans to open approximately 10 new stores in the United States in 1997, of which five have been opened, four are under construction and one is in lease negotiation. The Company also currently intends to open 15 to 20 new stores in the United States in each of 1998 and 1999. In addition, the Company has initiated a major refurbishment plan for its Australian store base to enhance store productivity. Since January 31, 1994, 14 stores have been refur-bished in Australia with an average increase in sales of approximately 38% through July 1997 for those stores. The Company currently plans to refurbish 12 to 15 stores and to open up to six new stores in Australia from 1997 through 1999.

The Company's net sales increased by A$13.6 million to A$148.4 million for the twelve months ended January 31, 1997 (A$41.0 million in the United States and A$107.4 million in Australia) from A$134.8 million for the twelve months ended January 31, 1995 (A$29.1 million in the United States and A$105.7 million in Australia). For the six-month period ended July 31, 1997, the Company's net sales increased by A$10.8 million, to A$70.4 million (A$32.5 million in the United States and A$37.9 million in Australia) from A$59.6 million (A$22.2 mil-lion in the United States and A$37.4 million in Australia) for the six-month period ended July 31, 1996. This growth resulted primarily from the opening of nine new stores and growth in comparable store sales during the periods. The comparable store sales increase for the six months ended July 31, 1997 was 17.8% in the United States and 6.8% in Australia.

                                  THE OFFERING

ADSS OFFERED:(1)
  By the Company............. 1,500,000 ADSs
  By the Selling
   Shareholders..............   200,000 ADSs
  TOTAL OFFERING............. 1,700,000 ADSs
ORDINARY SHARES OUTSTANDING
 AFTER THE OFFERING(1)(2).... 4,541,652 Ordinary Shares
USE OF PROCEEDS TO THE
 COMPANY..................... To repay approximately A$13.7 million in outstanding debt and for capital expenditures
                              related to the expansion and refurbishment of
                              the Company's operations. See "Use of Proceeds."
DIVIDEND POLICY.............. The Company anticipates that it will not pay regular dividends on the ADSs in the foreseeable
                              future. See "Dividend Policy."
NASDAQ NATIONAL MARKET
 SYMBOL...................... "BBQZY"

-------
(1) Assumes the Underwriters' over-allotment option for up to 255,000 ADSs is not exercised. See "Underwriting."
(2) Excludes an aggregate of 203,038 Ordinary Shares issuable upon the exercise of stock options granted to certain executives of the Company in January 1997, but not exercisable until February 1999, except under certain circumstances. Also excludes 200,000 Ordinary Shares issuable upon the exercise of stock options to be granted concurrently with the Offering. See "Management."

                             1997 SHARE OPTION PLAN

The Company intends to grant under the 1997 Share Option Plan, concurrently with the Offering, options to purchase an aggregate of 200,000 Ordinary Shares with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus. Of such options, options to purchase an aggregate of 18,000 Ordinary Shares will be granted to directors and executive officers of the Company. These stock options will generally become exercisable in three equal installments on the third, fourth and fifth anniversaries of the Offering. See "Management--1997 Share Option Plan."

                                --------------

Comparable store sales data presented herein for any period consists of sales in such period by stores which were open during the corresponding period of the immediately preceding calendar or fiscal year, as applicable. However, sales for three U.S. Navy concession stores have been excluded from such calculations as these three concession stores are operated at the Navy's discretion. The Navy provides the Company space on three Navy bases under an at will arrange-ment and directly purchases the inventory for resale in two of the three con-cession stores. The Company owns the inventory at the third concession store and owns the fixtures installed in all three concession stores.

The Company is presently unable to determine if it will qualify as a foreign private issuer after consummation of the Offering. However, in the event the Company determines that it does not qualify as a foreign private issuer fol-lowing consummation of the Offering, the Company will comply with all U.S. securities laws applicable to a domestic U.S. issuer. See "Available Informa-tion."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                          --------------------------------------------------------------------------------------------------
                                                                                                 SEVEN MONTHS ENDED
                                           FISCAL YEAR ENDED JUNE 30,                              JANUARY 31,(1)
In thousands, except per       1992       1993      1994      1995       1996        1996         1996       1997       1997
share data                ---------  --------- --------- ---------  ---------  ----------  -----------  ---------  ---------
                                                                                    (US$)  (UNAUDITED)                 (US$)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  A$113,097  A$114,973 A$124,635 A$138,057  A$141,691  US$113,027    A$ 92,074  A$ 98,752  US$78,212
Cost of goods sold(2)...     76,938     82,630    84,104    92,290     98,158      78,301       62,789     67,955     53,820
                          ---------  --------- --------- ---------  ---------  ----------    ---------  ---------  ---------
Gross profit............     36,159     32,343    40,531    45,767     43,533      34,726       29,285     30,797     24,392
Selling, general and
 administrative
 expenses...............     29,055     27,992    35,462    40,058     39,339      31,381       24,328     25,740     20,386
Store pre-opening
 costs..................         --        205       135        64        153         122          114        200        158
Relocation and closure
 costs(3)...............         --         --        --        --        875         698           --        461        365
                          ---------  --------- --------- ---------  ---------  ----------    ---------  ---------  ---------
Operating income (loss)
 from continuing
 operations.............      7,104      4,146     4,934     5,645      3,166       2,525        4,843      4,396      3,483
Equity in income of
 affiliates, net
 of tax.................        449        412       660       963        836         667          709        252        200
Interest expense........      3,714      2,526     1,999     2,230      2,262       1,804        1,619      1,593      1,262
Other expense
 (income)(4)............         --         --        --        --     (2,303)     (1,837)      (2,303)     1,132        897
                          ---------  --------- --------- ---------  ---------  ----------    ---------  ---------  ---------
Income from continuing
 operations before
 income tax.............      3,839      2,032     3,595     4,378      4,043       3,225        6,236      1,923      1,524
Income tax expense .....        961        176     1,278       573         98          78        1,286        366        290
                          ---------  --------- --------- ---------  ---------  ----------    ---------  ---------  ---------
Net income from
 continuing operations..  A$  2,878  A$  1,856 A$  2,317 A$  3,805  A$  3,945  US$  3,147    A$  4,950  A$  1,557  US$ 1,234
                          ---------  --------- --------- ---------  ---------  ----------    ---------  ---------  ---------
Discontinued operations:
Loss from operations of
 discontinued Optics
 business net of income
 tax benefit of
 $732,000...............     (3,805)        --        --        --         --          --           --         --         --
Net income (loss).......  A$   (927) A$  1,856 A$  2,317 A$  3,805  A$  3,945  US$  3,147    A$  4,950  A$  1,557  US$ 1,234
                          =========  ========= ========= =========  =========  ==========    =========  =========  =========
Net income from
 continuing operations
 per Ordinary Share and
 ordinary share
 equivalent.............  A$   0.69  A$   0.45 A$   0.52 A$   0.84  A$   0.87  US$   0.69    A$   1.09  A$   0.37  US$  0.30
                          =========  ========= ========= =========  =========  ==========    =========  =========  =========
Net income (loss) per
 Ordinary Share and
 ordinary share
 equivalent(5)..........  A$  (0.22) A$   0.45 A$   0.52 A$   0.84  A$   0.87  US$   0.69    A$   1.09  A$   0.37  US$  0.30
                          =========  ========= ========= =========  =========  ==========    =========  =========  =========
Weighted average shares
 outstanding(5).........      4,140      4,140     4,455     4,544      4,544       4,544        4,544      4,167      4,167
                          =========  ========= ========= =========  =========  ==========    =========  =========  =========
Pro forma supplemental
 net income per Ordinary
 Share and ordinary
 share
 equivalent(s)(6).......                                            A$   0.86  US$   0.69               A$   0.38  US$  0.30
                                                                    =========  ==========               =========  =========
In thousands
BALANCE SHEET DATA:
Working capital.........  A$ 15,056  A$ 16,600 A$ 25,400 A$ 26,856  A$ 24,710  US$ 19,093    A$ 25,139  A$ 22,552  US$17,191
Total assets............     58,977     55,400    60,538    67,624     66,562      51,432       67,544     67,970     51,814
Total long-term debt....     12,314     10,223    16,988    17,690     15,819      12,223       11,631     34,276     26,129
Shareholders' equity....     19,284     21,316    24,385    26,326     27,817      21,494       30,349     10,165      7,749
SELECTED U.S. OPERATING
 DATA:
Stores open at period-
 end....................                              17        17         21          21           19         25         25
Average net sales per
 store
 (in thousands)(7)......                       A$  1,389 A$  1,630  A$  1,572  US$  1,254    A$    862  A$    822  US$   651
Comparable store sales
  increase(8)...........                              --      21.2%      10.0%       10.0%        10.0%       4.1%       4.1%
Selling square feet
 (in thousands).........                            49.3      51.3       59.5        59.5         55.7       72.7       72.7
Sales per selling square
 foot...................                       A$    437 A$    519  A$    489  US$    390    A$    279  A$    251  US$   199
SELECTED AUSTRALIAN
 OPERATING DATA:
Stores open at period-
 end....................                              32        31         31          31           32         32         32
Average net sales per
 store
 (in thousands)(7)......                       A$  1,719 A$  1,844  A$  2,081  US$  1,660    A$  1,446  A$  1,658  US$ 1,313
Comparable store
 sales increase(9)......                              --       4.3%       8.1%        8.1%         6.0%      10.6%      10.6%
Selling square feet
 (in thousands).........                           275.3     273.9      279.9       279.9        272.3      281.2      281.2
Sales per selling square
 foot...................                       A$    206 A$    216  A$    230  US$    183    A$    165  A$    182  US$   144

(1) As of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31 (effective January 31, 1997).
(2) Cost of goods sold includes the cost of merchandise sold during the periods, distribution and store-level occupancy costs.
(3) Includes A$262,000 incurred during the year ended June 30, 1996 in connec-tion with the restructuring of the Company's Australian licensing division, A$613,000 incurred in June 1996 in connection with the relocation of the Company's barbecue manufacturing operations and a A$369,000 provision accrued in January 1997 in connection with the planned relocation of the Company's enamelling facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Overview."
(4) Includes a A$2.3 million gain during the year ended June 30, 1996 related to the Company's sale of its equity interest in GLG New Zealand and a A$1.1 million charge incurred in December 1996 in connection with the Capital Reduc-tion and delisting. See "Certain Transactions--Recent Delisting Transaction."
(5) Based on the weighted average number of Ordinary Shares outstanding after giving effect to (i) the Reverse Share Split and (ii) a net of 120,322 Ordinary Shares issuable upon the exercise of stock options outstanding under the Execu-tive Share Option Plan calculated using the treasury stock method. Net income
(loss) per Ordinary Share and ordinary share equivalent and weighted average shares outstanding reflect the Reverse Share Split for all periods presented. The outstanding Convertible Notes were not taken into account in the calcula-tion of earnings per share, as they were antidilutive.
(6) The pro forma supplemental net income (loss) per Ordinary Share and ordi-nary share equivalent are computed by assuming proceeds from the Offering, which will be utilized to repay debt subsequent to the Offering, were utilized to repay the debt at the beginning of the applicable period to which earnings
(loss) per share relates. The weighted average number of Ordinary Shares out-standing is increased for the conversion of all outstanding Convertible Notes and the number of Ordinary Shares assumed to be issued to enable repayment of such debt.
(7) For stores open at beginning of period indicated.
(8) The number of comparable stores used to compute such percentages was 17 for each of fiscal 1995 and 1996 and 16 and 19 for the seven-month periods ended January 31, 1996 and 1997, respectively.
(9) The number of comparable stores used to compute such percentages was 32 and 31 for fiscal 1995 and 1996, respectively, and 31 and 33 for the seven-month periods ended January 31, 1996 and 1997, respectively.

            UNAUDITED SUMMARY ADDITIONAL CONSOLIDATED FINANCIAL DATA

As of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31. The following summary additional consolidated financial data has been restated to conform the financial presentation to a January 31 fiscal year end, and are qualified by reference to and should be read in conjunction with "Unaudited Selected Additional Consolidated Financial Data" and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto included elsewhere in this Prospectus and the financial statements for the twelve-month periods presented below included in the Registration Statement of which this Prospectus is a part. Management believes that the data presented below provide a more meaningful basis of comparison between prospective and historical reporting periods, as the Company will continue to report financial information in the future on the basis of its current January 31 fiscal year end. All sum-mary additional consolidated financial data for the six-month and twelve-month periods presented below is unaudited but in the opinion of management, has been prepared on the same basis as the audited consolidated financial statements of the Company and reflects all adjustments necessary for a fair presentation of such data. The summary additional unaudited financial data as of and for the twelve months ended January 31, 1995, 1996 and 1997 has been derived from the unaudited consolidated financial statements of the Company as of such dates and for the periods then ended, to which KPMG has reported that it has applied lim-ited procedures in accordance with professional standards for a review of such information. These unaudited consolidated financial statements and the review report thereon are included in the Registration Statement of which this Pro-spectus is a part. Operating results for the six months ended July 31, 1997 are not necessarily indicative of the results that may be expected for the entire year.

                          ----------------------------------------------------------------------------
                              TWELVE MONTHS ENDED JANUARY 31,            SIX MONTHS ENDED JULY 31,
In thousands, except per       1995       1996       1997        1997       1996       1997       1997
share data                ---------  ---------  ---------  ----------  ---------  ---------  ---------
                                                                (US$)                            (US$)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  A$134,794  A$138,877  A$148,369  US$117,137  A$ 59,620  A$ 70,394  US$53,612
Cost of goods sold(1)...     90,477     94,899    103,324      81,574     43,086     48,420     36,877
                          ---------  ---------  ---------  ----------  ---------  ---------  ---------
Gross profit............     44,317     43,978     45,045      35,563     16,534     21,974     16,735
Selling, general and
 administrative
 expenses...............     37,081     38,921     40,751      32,173     18,312     21,728     16,548
Store pre-opening
 costs..................        109        178        239         189         64        209        159
Relocation and closure
 costs(2)...............         --         --      1,336       1,055        875         --         --
                          ---------  ---------  ---------  ----------  ---------  ---------  ---------
Operating income
 (loss).................      7,127      4,879      2,719       2,146     (2,717)        37         28
Equity in income of
 affiliates, net of
 tax....................        696      1,205        379         299        167        188        143
Interest expense........      2,005      2,428      2,236       1,765        848      1,760      1,340
Other expense
 (income)(3)............         --     (2,303)     1,132         894         --         --         --
                          ---------  ---------  ---------  ----------  ---------  ---------  ---------
Income (loss) before
 income tax.............      5,818      5,959       (270)       (214)    (3,398)    (1,535)    (1,169)
Income tax expense
 (benefit)..............      1,478        496       (822)       (649)    (1,767)      (649)      (494)
                          ---------  ---------  ---------  ----------  ---------  ---------  ---------
Net income (loss).......  A$  4,340  A$  5,463  A$    552  US$    435  A$ (1,631) A$   (886) US$  (675)
                          =========  =========  =========  ==========  =========  =========  =========
Net income (loss) per
 Ordinary Share and
 ordinary share
 equivalent(4)..........  A$   0.96  A$   1.20  A$   0.13  US$   0.10  A$  (0.36) A$  (0.46) US$ (0.35)
                          =========  =========  =========  ==========  =========  =========  =========
Weighted average shares
 outstanding(4).........      4,544      4,544      4,322       4,322      4,544      1,937      1,937
                          =========  =========  =========  ==========  =========  =========  =========
Pro forma supplemental
 net income (loss) per
 Ordinary Share and
 ordinary share
 equivalent(5)..........                        A$   0.23  US$   0.18             A$  (0.08) US$ (0.06)
                                                =========  ==========             =========  =========
In thousands
BALANCE SHEET DATA:
Working capital.........  A$ 21,087  A$ 25,139  A$ 22,552  US$ 17,191  A$ 24,123  A$ 21,563  US$16,125
Total assets............     61,945     67,544     67,970      51,814     67,641     78,764     58,900
Total long-term debt....     10,563     11,631     34,276      26,129     15,922     35,089     26,239
Shareholders' equity....     26,686     30,349     10,165       7,749     26,924      8,960      6,700
SELECTED U.S. OPERATING
 DATA:
Stores open at period-
 end....................         16         19         25          25         21         29         29
Average net sales per
 store (in
 thousands)(6)..........  A$  1,457  A$  1,655  A$  1,579  US$  1,247  A$    905  A$  1,016  US$   774
Comparable store sales
 increase(7)............       16.5%      14.2%       6.5%        6.5%       6.4%      17.8%      17.8%
Selling square feet (in
 thousands).............       51.2       54.8       70.2        70.2       61.4       86.9       86.9
Sales per selling square
 foot...................  A$    456  A$    517  A$    469  US$    370  A$    291  A$    251  US$   191
SELECTED AUSTRALIAN
 OPERATING DATA:
Stores open at period-
 end....................         32         32         32          32         31         32         32
Average net sales per
 store (in
 thousands)(6)..........  A$  1,835  A$  1,924  A$  2,222  US$  1,754  A$    731  A$    796  US$   606
Comparable store sales
 increase(8)............        8.2%       1.4%      11.6%       11.6%       9.8%       6.8%       6.8%
Selling square feet (in
 thousands).............      276.2      267.1      276.6       276.6      279.7      288.3      288.3
Sales per selling square
 foot...................  A$    219  A$    231  A$    256  US$    202  A$     84  A$     88  US$    67

(1) Cost of goods sold includes the cost of merchandise sold during the peri-ods, distribution and store-level occupancy costs.
(2) Includes A$354,000 (of which A$262,000 was incurred during the year ended June 30, 1996 and the remainder was incurred in January 1997) in connection with the restructuring of the Company's Australian licensing division, A$613,000 incurred in June 1996 in connection with the relocation of the Company's barbecue manufacturing operations and a A$369,000 provision accrued in January 1997 in connection with the planned relocation of the Company's enamelling facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Overview."
(3) Includes a A$2.3 million gain during the year ended June 30, 1996 related to the Company's sale of its equity interest in GLG New Zealand and A$1.1 mil-lion charge incurred in December 1996 in connection with the Capital Reduction and delisting. See "Certain Transactions--Recent Delisting Transaction."
(4) Based on the weighted average number of Ordinary Shares outstanding after giving effect to (i) the Reverse Share Split and (ii) a net of 120,332 Ordinary Shares issuable upon the exercise of stock options outstanding under the Execu-tive Share Option Plan calculated using the treasury stock method. Net income
(loss) per Ordinary Share and ordinary share equivalent and weighted average shares outstanding reflect the Reverse Share Split for all periods presented. The outstanding Convertible Notes were not taken into account in the calcula-tion of earnings per share, as they were antidilutive.
(5) The pro forma supplemental net income (loss) per Ordinary Share and ordi-nary share equivalent are computed by assuming proceeds from the Offering, which will be utilized to repay debt subsequent to the Offering, were utilized to repay the debt at the beginning of the applicable period to which earnings
(loss) per share relates. The weighted average number of Ordinary Shares out-standing is increased for the conversion of all outstanding Convertible Notes and the number of Ordinary Shares assumed to be issued to enable repayment of such debt.
(6) For stores open at beginning of period indicated.
(7) The number of comparable stores used to compute such percentages was 14, 16 and 19 for the twelve-month periods ended January 31, 1995, 1996 and 1997, respectively, and 17 and 21 for the six-month periods ended July 31, 1996 and 1997, respectively.
(8) The number of comparable stores used to compute such percentages was 32, 31 and 33 for the twelve-month periods ended January 31, 1995, 1996 and 1997, respectively, and 31 and 32 for the six-month periods ended July 31, 1996 and 1997.

                                  RISK FACTORS

This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. Prospective investors should carefully consider the factors set forth below, as well as other information contained in this Prospectus, in evaluating an investment in the Ordinary Shares and the ADSs.

IMPLEMENTATION OF GROWTH STRATEGY

The growth of the Company is dependent, in large part, upon the Company's ability to successfully execute its Company-owned store expansion program in the United States and its store refurbishment plan in Australia. Pursuant to the U.S. store expansion program, the Company currently plans to open approxi-mately 10 new stores in 1997, of which five have been opened, four are under construction and one is in lease negotiation. The Company also currently intends to open 15 to 20 new stores in the United States in each of 1998 and 1999. The Company expects to incur capital expenditures relating to this pro-gram in the United States of approximately US$1.8 million in 1997 and approxi-mately US$2.5 million to US$3.2 million in each of 1998 and 1999. Pursuant to the Company's Australian store refurbishment program, in 1997, the Company plans to remodel five existing stores, open one new store, relocate one store and close one store. The Company further intends to refurbish five stores and open three new stores in 1998, and refurbish two stores and open two new stores in 1999. The Company expects to incur capital expenditures relating to this program in Australia of approximately A$2.5 million in 1997 and approximately A$2.0 million to A$3.0 million in each of 1998 and 1999. The proposed expansion is substantially more rapid than the Company's historical growth. The success of these store expansion and refurbishment efforts will be dependent upon, among other things, the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor, and, if necessary, obtaining additional financing for those sites. In addition, the Company must be able to hire, train and retain competent managers and per-sonnel and manage the systems and operational components of its growth. There can be no assurance that the Company will be able to locate suitable store sites or enter into suitable lease agreements. In addition, there can be no assurance that, as the Company opens new stores in existing markets, these new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. The failure of the Company to open new stores or relocate or remodel existing stores on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and proce-dures would adversely affect the Company's future operating results. See "Busi-ness--Growth Strategy."

The success of the Company's growth strategy may also depend upon factors beyond its immediate control. The Company has retained outside real estate con-sultants to assist in site selection and lease negotiations, and may depend, to an increasing extent, on the services of such consultants and other real estate experts as it accelerates the rate of new store expansion. The failure of any such consultants or experts to render needed services on a timely basis could adversely affect the Company's new store expansion. Similarly, changes in national, regional or local real estate and market conditions could limit the ability of the Company to expand into target markets or sites.

As part of its growth strategy, the Company intends to open stores in new mar-kets where it will not initially benefit from knowledge of local market condi-tions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by its store networks in existing markets. Expansion into new markets may present operating and marketing challenges that are different from those encountered in the past by the Company in its existing markets. As a result of its expansion program and its entry into new markets, primarily in the United States, and its refur-bishment program in Australia, the Company has experienced, and expects to con-tinue to experience, an increase in store pre-opening costs and refurbishment-related expenses. There can be no assurance that the Company will anticipate all of the challenges and changing demands that its expansion will impose on its management or operations, and the failure to adapt thereto would adversely affect the Company's implementation of its growth strategy.

The Company has, on several past occasions, withdrawn from new businesses in which it encountered unanticipated factors. For example, from 1987 to 1994, the Company owned and operated Pool Patio & Things, a chain of outdoor furniture stores in Northern California. After concluding that Pool Patio & Things was incompatible with its U.S. Barbeques Galore store operations, the Company dis-posed of its interests in the business in a series of transactions from 1990 to 1994. Under a joint venture with a subsidiary of Grand Metropolitan plc, the Company opened a Barbeques Galore store in London in 1986, which was subse-quently closed in 1987 due to lower than expected consumer demand and sales results. In addition, between August 1988 and June 1993, the Company operated Optics Express Pty. Ltd. ("Optics"), a company which devel-oped a chain of optical superstores. In part because of intense competition from participants in the industry with greater financial resources, the Com-pany sold the major part of the business owned by Optics at a substantial loss in June 1993 to a major competitor in that industry. Moreover, if the Company determined to, or was required to, close a Barbecues Galore store, the Company would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if the Company were able to sublet such store, the Company may incur significant costs in writing off leasehold improvements.

In addition, the Company's proposed expansion plans will result in increased demand on the Company's managerial, operational and administrative resources. As a result of the foregoing, there can be no assurance that the Company will be able to successfully implement its growth strategies, continue to open new stores or maintain or increase its current growth levels. The Company's failure to achieve its expansion plan could have a material adverse effect on its future business, operating results and financial condition. See "--Manage-ment of Operational Changes" and "--Reliance on Systems."

EFFECT OF ECONOMIC CONDITIONS AND CONSUMER TRENDS

The success of the Company's operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, con-sumer spending may decline, thereby adversely affecting the Company's business and results of operations. Such effects may be exacerbated by the significant current regional concentration of the Company's business in the Australian and Southern California markets.

The success of the Company depends on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. The Com-pany believes it has benefitted from a lifestyle trend toward consumers spending more quality time together in outdoor family gatherings and social activities. Any change in such trend could adversely affect consumer interest in the Company's major product lines. Moreover, the Company's products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If the Company misjudges either the market for its merchandise or its customers' purchasing habits, it may experience a material decline in sales or be required to sell inventory at reduced margins. The Company could also suffer a loss of customer goodwill if its manufacturing operations or stores do not adhere to its quality control or service procedures or otherwise fail to ensure satisfactory quality of the Company's products. These outcomes may have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT OF OPERATIONAL CHANGES

The Company has identified a number of areas for improvement in its operations which will have a significant impact on the implementation of its growth strategy. The Company has, in recent years, replaced or upgraded its manage-ment information systems and integrated its central inventory management sys-tems with point-of-sale terminals in Barbeques Galore stores, and currently plans to introduce automated replenishment of store inventory in Australia in the near term. The total expected capital expenditure for such project is not expected to be significant (less than A$50,000). In the United States, the Company intends to transfer its general ledger and accounts payable functions from its existing computer system to its new and more powerful system in the near future. The Company also plans to relocate its enamelling operations (which are currently located 10 miles away) to the same facilities as its bar-becue and home heater manufacturing operations adjacent to its Australian headquarters, add an in-line powder coating operation and rearrange the assem-bly, warehouse and Australian distribution operations to further improve its production flow, inventory control and distribution management. These changes are currently scheduled to occur in 1998. The planned relocation of the Company's enamelling operations and related changes will cost approximately A$454,000 (of which A$369,000 has already been accrued), will require addi-tional capital expenditures of approximately A$2.2 million and will require the Company to obtain a number of building, environmental and other govern-mental permits. In addition, as the Company expands into new regions or accel-erates the rate of its U.S. store expansion, the Company may need additional warehouse capacity. In order to meet such needs, the Company intends to secure another distribution center or expand its current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. There can be no assurance as to whether or when the Company will be able to effect its systems upgrades, enamelling plant relocation plans, any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that the Company will not incur cost overruns or disruptions in its operations in connection therewith. The failure of the Company to effect these and any other necessary operational changes on a timely basis would adversely affect the ability of the Company to implement its growth strategy and, therefore, its business, financial condition and operating results. See "Business--Manufacturing," "Business--Distribution" and "Business--Management Information Systems."

COMPETITION

The retail and distribution markets for barbecues and the Company's other product offerings are highly competitive in both the United States and Austra-lia. The Company's retail operations compete against a wide variety of retail-ers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs and mail order companies. The Company's man-ufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of bar-becues and home heaters. Barbeques Galore competes for retail customers pri-marily based on its broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within its stores. Many of the Company's competitors have greater financial, marketing, distribution and other resources than the Company, and particularly in the United States, may have greater name recognition than the Company. Furthermore, the lack of significant barriers to entry into the Company's segment of the retail industry may also result in new competition in the future. See "Business--Competition."

SEASONALITY; WEATHER; FLUCTUATIONS IN RESULTS

The Company's business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, its quarterly results of opera-tions to fluctuate significantly. Historically, the Company has realized a major portion of its net sales and a substantial portion of its net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of its peak selling seasons (late spring and early summer), the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, the Company has regularly experienced monthly losses. Since the Company has historically derived a greater portion of its sales from its larger Australian store base, these seasonal trends have generally resulted in increased sales and income during the Australian summer months of November through January and substantially lower-than-average sales and income during the months of February, March, May and July. The Company believes this is the general pattern associated with its segment of the Australian retail industry and expects this pattern will continue in the future. Partially offsetting the effects of seasonality, the Company operates in both the Southern and Northern hemispheres, which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. However, sales of any of the Company's major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holi-days. The Company's quarterly and annual results of operations may also fluc-tuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchan-dise mix throughout the year. The Company has in the past experienced quarterly losses, particularly in its fiscal first quarter, and expects that it will experience such losses in the future. Because of these fluctuations in oper-ating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason the Company's sales or gross margins during peak seasons or periods were substantially below expectations, the Company's quarterly and annual results would be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELIANCE ON SYSTEMS

The Company relies upon its existing management information systems in oper-ating and monitoring all major aspects of the Company's business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial, accounting and human resources. The Company's reliance upon such systems will likely increase upon the anticipated introduction of automated store replenishment in Australia. Any disruption in the operation of the Company's management information systems, or the Company's failure to continue to upgrade, integrate or expend capital on such systems as its business expands, could have a material adverse effect upon the Company's business, operating results and financial condition. Like many computer systems, the Company's Wang computer system in Australia uses two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 97 is recognized as the year 1997). Therefore, in the Australian system, the Company's date critical functions relating to the year 2000 and beyond, such as sales, distribution, purchasing, inventory control, financial and human resource systems, may be adversely affected unless changes are made to this computer system. The Company expects to resolve these issues in a timely manner and is currently engaged in a review of all existing computer systems in order to implement the required changes, which may entail replacing the existing system. The Company expects that upgrades to its computer systems with respect to the year 2000 problem will require capital expenditures of approximately A$1.0 million. However, no assurance can be given that these issues can be resolved in a cost-effective or timely manner or that the Company will not incur significant expense in resolving these issues. The Company's newly installed computer system in the United States has been designed to avoid the occurrence of such problems with the year 2000. See "Business--Management Information Systems."

DEPENDENCE ON KEY EMPLOYEES

The Company's success is largely dependent on the efforts and abilities of its executive officers, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Research and Product Development and Director, and Sydney Selati, President of The Galore Group
(USA), Inc. and Director. These individuals have an average of 15 years of experience with the Company and have chief responsibility for the development of the Company's current business and growth strategies. The Company does not have employment contracts with any of its executive officers. The loss of the services of these individuals or other key employees could have a material adverse effect on the Company's business, operating results and financial con-dition. The Company's success is also dependent upon its ability to continue to attract and retain qualified employees to meet the Company's needs for its new store expansion program in the United States and its store refurbishment plans in Australia. In August 1997, the Company appointed a chief operating officer for its U.S. operations to manage daily operations in the United States, per-mitting Mr. Selati to concentrate on the Company's U.S. growth strategy. See "Business--Growth Strategy" and "Management."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; DEPENDENCE ON SIGNIFICANT VENDORS AND SUPPLIERS

Barbeques Galore, with its headquarters, manufacturing, enamelling, wholesale and non-U.S. store operations in Australia, transacts a majority of its busi-ness in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other mar-kets outside of the United States and Australia. There are risks inherent in doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could materially adversely affect the Company's business, operating results and financial condition.

The Company purchases certain of its finished inventory and manufacturing parts and all of its raw materials from numerous vendors and suppliers and generally has no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 1997, the Company purchased inventory from over 400 vendors in the United States, Australia and the Far East. In such period, approximately 25% of the Company's merchandise purchases were obtained from the Company's ten largest vendors. Although no vendor accounted for more than 5% of the Company's merchandise purchases in such period (other than Horan's Steel Pty Ltd., an Australian steel distributor ("Horan's Steel"), and Bromic Pty. Ltd., an Australian gas components importer ("Bromic")), the Company considers certain barbecue brands to be significant to its business, especially in the United States. Also during such period, the Company purchased barbecue and home heater parts from over 50 suppliers in Asia, Australia and North America. Horan's Steel and Bromic supplied the Company with approximately 19% and 21%, respectively, of the Company's factory parts and raw material purchases, and approximately 73% of the Company's factory parts and raw material purchases were obtained from the Company's ten largest suppliers. The Company's results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of such parts or raw materials, especially the price of steel, which has fluctuated in the past. In addition, some of the Company's key suppliers currently provide the Company with certain incentives, such as volume and trade discounts as well as other purchasing incentives. A reduction or discontinuance of these incen-tives could have an adverse effect on the Company. Although the Company believes that its relationships with its vendors and suppliers are good, any vendor or supplier could discontinue selling to the Company at any time. See "Business--Purchasing."

PRODUCT LIABILITY AND GOVERNMENTAL AND OTHER REGULATION

Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's products and the personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restric-tions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Compliance with such regulations has not in the past had, and is not anticipated to have, a material adverse effect on the Company's business, oper-ating results and financial condition. Nonetheless, such regulations have had, and can be expected to have, an increasing influence on product claims, manu-facturing, contents, packaging and heater usage. In addition, failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using a Company product. Such injury could be caused, for example, by a gas valve mal-function, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. Even if such circumstances were beyond the Company's control, the Company's business, operating results and financial condition could be materially adversely affected. In the event of such an occurrence, the Company could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Although the Company maintains liability insurance in both Australia and the United States, there can be no assurance that such insurance will provide sufficient coverage in any particular case. In Australia, the limit of the Company's product liability coverage is A$20 million. In the United States, the Company's U.S. operating subsidiary is covered by a policy having general liability coverage limited at US$12 million and third party liability coverage limited at US$11 million. There is no assurance that certain jurisdictions in which the Company operates will not impose additional restrictions on the sale or use of the Company's products.

In addition, the Company's barbecue and home heater manufacturing and enamel-ling operations are subject to regulations governing product safety and qual-ity, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. The Company's distribution facilities are also subject to workplace safety and labor relations regulations. The Company believes that it is in substantial compliance with such regulations. The sale of certain products by the Company may result in technical violations of cer-tain of the Company's leases which prohibit the sale of flammable materials in or on the leased premises. As a barbecue and barbecue accessories store, the Company sells lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. The Com-pany does not store containers of gas for barbecue grills in its stores. The Company stores matches, lighters and the like in closed containers or in dis-plays where the chance of activation is remote, and does not store such items near open flames. Over the Company's operating history, the Company's landlords have been made aware that the Company sells such products. To date, no landlord has terminated or threatened termination of any lease due to such sales.

The foregoing regulations and restrictions could have a material adverse effect on the Company's business, operating results or financial condition. See "Busi-ness--Properties" and "Business--Governmental Regulation."

UNCERTAINTIES REGARDING MANUFACTURING AND DISTRIBUTION OF MERCHANDISE

The Company manufactures a substantial portion of the barbecues and home heaters sold in its stores and distributes merchandise to Barbeques Galore stores primarily from its distribution centers located at its headquarters in Australia and Irvine, California. Throughout the manufacturing process, the Company utilizes heavy machinery and equipment to produce and assemble barbe-cues and home heaters from parts and raw materials supplied from numerous third party suppliers. In distributing merchandise, the Company relies upon third party sea carriers to ship its manufactured products from Australia to the United States, as well as third party surface freight carriers to transport all its merchandise from its distribution centers and warehouses to stores. Accord-ingly, the Company is subject to numerous risks associated with the manufac-turing and distribution of its merchandise, including supply interruptions, mechanical risks, labor stoppages or strikes, inclement weather, import regula-tion, changes in fuel prices, changes in the prices of parts and raw materials, economic dislocations and geopolitical trends. In addition, the Company believes that, while its distribution facilities are sufficient to meet Barbeques Galore's current needs, the Company may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores. See "--Product Liability and Govern-mental and Other Regulation," "Business--Manufacturing" and "Business--Distri-bution."

RISKS RELATED TO FRANCHISED AND LICENSED STORES

As of July 31, 1997, there were 45 licensed stores in Australia and six franchised stores in the United States, all of which are operated under the "Barbeques Galore" name by independent licensees or franchisees who purchase proprietary and other store products, and receive support services, from the Company. The licensees and franchisees operate such stores pursuant to agree-ments which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclu-sive geographical sales territories. The Company monitors its licensed and franchised stores to assure their conformity to Barbeques Galore's standards and image and requires the licensees and franchisees to comply with Barbeques Galore's merchandising and advertising guidelines. Although the Company believes that its licensees and franchisees are presently in substantial com-pliance with Company guidelines and that its license and franchise arrangements have not been problematic in any material respect in the past, serious or pro-tracted failures by licensees or franchisees to adhere to Company standards could adversely affect customer loyalty and diminish the Company's brand name or reputation for quality products and services, and could require the Company to devote significant management attention and resources to enforcing its rights under such agreements. Conversely, if the Company fails to provide ade-quate support services or otherwise breaches its contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue thereunder. The licensing agreements in Aus-tralia are terminable at will (absent fraud) by the licensees only, generally upon sixty days' notice. See "Business--Licensing and Franchising."

CURRENCY FLUCTUATIONS

The Company intends to publish its consolidated financial statements in Austra-lian dollars, but a substantial portion of the Company's revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign curren-cies. Accordingly, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which the Company transacts its business. This currency imbalance has resulted in, and may continue to result in, foreign cur-rency transaction gains and losses. In the past, the Company's Australian oper-ations have hedged a major portion of its imports against exchange rate fluctu-ations with respect to the Australian dollar. However, in its U.S. operations, the Company has not, and it currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition. Such currency issues could, thus, affect the market price for the ADSs. Although the Company does not anticipate paying any regular cash dividends on the Ordinary Shares or the ADSs in the foreseeable future, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by the Depositary of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs. See "Exchange Rates," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of American Depositary Receipts."

CONTROL OF THE COMPANY

Immediately prior to the Offering, Messrs. Sam Linz, Robert Gavshon, Sydney Selati and John Price will beneficially own 42.5%, 7.3%, 4.8% and 2.4%, respec-tively, of the outstanding Ordinary Shares of the Company (assuming conversion of the Convertible Notes). Immediately after giving effect to the Offering, Messrs. Linz, Gavshon, Selati and Price will beneficially own 28.5%, 4.9%, 3.2% and 1.6%, respectively, of the outstanding Ordinary Shares of the Company (27.0%, 4.7%, 3.1% and 1.5% if the Underwriters' over-allotment option is exer-cised in full). If these individuals as a group were to vote in the same manner on any matter requiring approval of a majority of the outstanding Ordinary Shares of the Company, such shareholders would likely control the outcome of such vote. Accordingly, these shareholders may be able to control the election of the Company's directors and the outcome of corporate actions requiring shareholder approval, such as mergers and acquisitions, regardless of how many other shareholders of the Company may vote. From time to time, the Company has entered into transactions with certain of these shareholders or with companies controlled by them. The Company believes that these transactions were completed on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. Such transactions and any future transactions between the Company and its directors, executive officers and other affiliates must be approved by a majority of the Company's disinterested directors. See "Certain Transactions," "Principal Shareholders" and "Description of Ordinary Shares" and Note 16 to the Consolidated Financial Statements.

RESTRICTIONS ON FOREIGN OWNERSHIP; ANTITAKEOVER RESTRICTIONS

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limi-tations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the "Takeovers Act"). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of the Company (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in the Com-pany and as a result the total holdings of all foreign persons and their asso-ciates exceeds 40% in the aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dis-pose of those shares within a specified time. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that under current for-eign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. In addition, if the level of for-eign ownership exceeds 40% at any time, the Company would be considered a for-eign person under the Takeovers Act. In such event, the Company would be required to obtain the approval of the Treasurer for the Company, together with its associates, to acquire (i) more than 15% of an Australian company or busi-ness with assets totaling over A$5 million or (ii) any direct or indirect own-ership interest in Australian residential real estate. In addition, the per-centage of foreign ownership of the Company would also be included in deter-mining the foreign ownership of any Australian company or business in which it may choose to invest. Since the Company has no current plans for any such acquisitions and only owns commercial property, any such approvals required to be obtained by the

Company as a foreign person under the Takeovers Act will not affect the Company's current or future ownership or lease of property in Australia. How-ever, there would be no material tax consequence to shareholders of the Company (including holders of ADSs) resulting from the Company being deemed a foreign person under the Takeovers Act. If all of the ADSs offered hereby are acquired by foreign persons or their associates, then the level of foreign ownership of the Company's equity securities will be approximately 42.2% (or approximately 44.9% if the Underwriters' over-allotment option is exercised in full). The level of foreign ownership could also increase in the future if existing Aus-tralian investors decide to sell their shares into the U.S. market or if the Company were to sell additional Ordinary Shares or ADSs in the future.

The Company has additionally provided that all stock options outstanding under the Company's Executive Share Option Plan at such time as the Company becomes subject to a takeover bid pursuant to which the offeror acquires at least thirty percent (30%) of the outstanding Ordinary Shares of the Company shall become immediately exercisable for a period of up to 120 days, measured from the date the Board notifies the optionee of the takeover bid. Similarly, the Company has provided that all stock options outstanding under the Company's 1997 Share Option Plan at such time as the Company is acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 203,038 Ordinary Shares underlying stock options outstanding pursuant to the Executive Share Option Plan, which, barring acceleration, will become exercisable on February 1, 1999 and 200,000 Ordinary Shares underlying stock options to be granted concurrently with the Offering under the 1997 Share Option Plan, which, barring acceleration, will become exercisable according to the terms of the 1997 Share Option Plan. Such investment restrictions and dilutive acceleration events could have a material adverse effect on the Company's ability to raise capital as needed and could make more difficult or render impossible attempts by certain entities (especially foreign entities, in the case of the Takeovers Act) to acquire the Company, including attempts that might result in a premium over market price to holders of ADSs. See "Manage-ment--Executive Share Option Plan," "Management--1997 Share Option Plan" and "Description of Ordinary Shares--Australian Takeover Laws."

The Memorandum and Articles of Association of the Company (collectively, the "Articles") contain certain provisions that could impede any merger, consolida-tion, takeover or other business combination involving the Company or dis-courage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. Provisions contained in the Articles, among other things, (i) in effect divide the Board of Directors of the Company into three classes, which serve for staggered three-year terms, (ii) provide that the shareholders may amend or repeal special resolutions, including changes to the Articles and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present, (iii) require extended notice (of up to 21 days) for special resolutions considered by the Board of Directors, and (iv) authorize the Board of Directors, without any vote or action by shareholders of the Company, to issue, out of the Company's autho-rized and unissued capital shares, shares in different classes, or with spe-cial, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter. Although the Company currently has no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior share that may be issued in the future. The issuance of any preferred or senior shares, and the other provi-sions of the Articles referred to above, could have the effect of making it more difficult for a third party to acquire control of the Company. See "De-scription of Ordinary Shares."

Australian law requires the transfer of shares in the Company to be made in writing, and stamp duty at the rate of 0.6% is payable in relation to any transfer of shares. No stamp duty will be payable in Australia on the transfer of ADSs provided that any instrument by which the ADSs are transferred is exe-cuted outside Australia.

In certain circumstances, nonresidents of Australia may be subject to Austra-lian tax on capital gains made on the disposal of shares or ADSs. The rate of Australian tax on taxable gains realized by non-residents of Australia is 36% for companies. For individuals, the rate of tax increases from 29% to a maximum of 47%. These circumstances are described in "Certain Tax Considerations--Aus-tralian Taxation."

ENFORCEABILITY OF CIVIL LIABILITIES

The Company is an Australian public limited company. Most of its directors and executive officers reside outside the United States (principally in the Common-wealth of Australia). All or a substantial portion of the assets of these per-sons and of the Company are located outside the United States (principally in the Commonwealth of Australia). As a result, it may not be possible for investors to effect service of process within the United States upon such per-sons or the Company or to enforce against such persons or the Company in for-eign courts judgments obtained in United States courts predicated upon the civil liability provisions of the Federal securities laws of the United States. The Company has been advised by its

Australian counsel, Freehill, Hollingdale & Page, that there is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon federal or state securities laws of the United States, espe-cially in the case of enforcement of judgments of U.S. courts where the defen-dant has not been properly served in Australia. See "Description of Ordinary Shares."

SHARES ELIGIBLE FOR FUTURE SALE

The Company has granted stock options to purchase up to an aggregate of 203,038 Ordinary Shares (the "Options") under the Company's Executive Share Option Plan to Sam Linz, Robert Gavshon, Sydney Selati and John Price (or com-panies controlled by them), and will grant concurrently with the Offering stock options, with an exercise price equal to the initial public offering price set forth on the cover page of this prospectus, to purchase up to an aggregate of 200,000 Ordinary Shares under the 1997 Share Option Plan. Each of the stock options granted concurrently with the Offering will generally become exercisable in three equal installments on the third, fourth and fifth anni-versaries of the Offering. The Company has also reserved an additional 129,254 authorized and unissued Ordinary Shares to grant pursuant to stock options to directors, officers, employees and independent contractors of the Company at a future date under the 1997 Share Option Plan. The Company may in the future issue these or other equity or equity derivative securities. See "Management-- Executive Share Option Plan" and "Management--1997 Share Option Plan."

After giving effect to the Offering and assuming no exercise of any of the Options subsequent to July 31, 1997, existing shareholders (including those who held Convertible Notes until immediately prior to the Offering) of the Company will continue to own 2,841,652 Ordinary Shares, in the aggregate rep-resenting 62.6% of the Company's then outstanding Ordinary Shares (or 59.2% if the Underwriters' over-allotment option is exercised in full). Immediately after the Offering, all of the ADSs offered hereby will be freely tradable, an additional 1,706,537 Ordinary Shares will be eligible for sale in the public market, without any holding period, subject to compliance with Rule 144 ("Rule 144") under the Securities Act and an additional 1,135,115 Ordinary Shares, including the Ordinary Shares issued upon conversion of the Convertible Notes, will be eligible for sale in the public market, subject to compliance with Rule 144, after completion of a one-year holding period in December 1997. All holders of restricted shares have agreed with the representatives of the Underwriters that they will not offer, sell, contract to sell or otherwise dispose of any Ordinary Shares or ADSs, or securities convertible into or exchangeable or exercisable for Ordinary Shares or ADSs for a period of 180 days after the date of this Prospectus without the written consent of J.P. Morgan Securities Inc., which consent may be given in such institution's sole discretion. In connection with the Offering, the Company has agreed to grant a demand registration right to its Noteholders, entitling them to cause the Com-pany to register their Ordinary Shares under the Securities Act following expiration of such 180-day period. Sales of substantial amounts of such Ordi-nary Shares or ADSs or other securities, or the prospect of such sales, could adversely affect the market price of the Ordinary Shares or the ADSs and the Company's ability to raise capital through an offering of securities. See "Shares Eligible for Future Sale."

ABSENCE OF PUBLIC MARKET FOR ORDINARY SHARES OR ADSS; POSSIBLE VOLATILITY OF ADS PRICE

In April 1987, the Company listed its Ordinary Shares on the Australian Stock Exchange Limited (the "ASE"). In October 1996, as part of its plan to accel-erate its new store expansion in the United States, the Company announced its intention to repurchase shares from the public and delist from the ASE pur-suant to a transaction which was consummated on December 31, 1996. At such time, the Company repurchased an aggregate of 2,743,872 Ordinary Shares at A$7.29 per share (US$5.79 per share), or A$20,000,677 (US$15,888,538) in the aggregate. In addition, all outstanding stock options under the Company's prior share option plan were cancelled in exchange for an aggregate payment of A$77,500, including the cancellation of stock options to purchase an aggregate of 74,082 Ordinary Shares at A$0.91 per share and the cancellation of stock options to purchase an aggregate of 27,437 Ordinary Shares at A$0.36 per share. From such time until the consummation of the Offering, there has been no public market for the Company's Ordinary Shares, and at no time has there been a public market for the ADSs. Although the ADSs have been approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop or, if one does develop, that it will be maintained. The initial public offering price of the Company's ADSs was deter-mined by negotiation between the Company and the representatives of the Under-writers. In addition, the market price of the ADSs may be significantly affected by such factors as quarter to quarter variations in the Company's results of operations and general market conditions or market conditions spe-cific to the industries in which the Company operates. In addition, the stock market in recent years has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of com-panies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Ordinary Shares or ADSs. There can be no assurance that the Depositary will be able to effect any currency conversion or to sell or otherwise dispose of any distributed or offered prop-erty, subscription or other rights, Ordinary Shares or other securities related to the ADSs in a timely manner or at a specified rate or price, as the case may be. See "Certain Transactions--Recent Delisting Transaction," "De-scription of American Depositary Receipts" and "Underwriting."

DILUTION

The public offering price of the ADSs (on a per underlying Ordinary Share basis) is substantially higher than the book value per share of the out-standing Ordinary Shares. Investors purchasing ADSs in this Offering will therefore incur immediate, substantial dilution. The dilution per share to new investors, after giving effect to the Offering at the initial public offering price of US$11.00 per share, would have been US$5.03 as of July 31, 1997. See "Dilution."

                                 EXCHANGE RATES

The Australian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Australian cur-rency between Australia and the United States. On November 3, 1997, the Noon Buying Rate was US$0.7140 = A$1.00. The following table sets forth, for the periods indicated, certain information concerning Noon Buying Rates for Austra-lian dollars.

                                             -----------------------------------
   TWELVE MONTHS ENDED JANUARY 31,           AVERAGE(1)   HIGH    LOW PERIOD END
   -------------------------------           ---------- ------ ------ ----------
   1993
     First Quarter..........................     0.7582 0.7705 0.7457     0.7550
     Second Quarter.........................     0.7525 0.7644 0.7425     0.7441
     Third Quarter..........................     0.7209 0.7440 0.6952     0.6958
     Fourth Quarter.........................     0.6852 0.7013 0.6689     0.6802
   1994
     First Quarter..........................     0.7020 0.7217 0.6692     0.7073
     Second Quarter.........................     0.6837 0.7095 0.6655     0.6900
     Third Quarter..........................     0.6639 0.6916 0.6450     0.6665
     Fourth Quarter.........................     0.6782 0.7108 0.6569     0.7086
   1995
     First Quarter..........................     0.7143 0.7248 0.7016     0.7155
     Second Quarter.........................     0.7312 0.7452 0.7041     0.7395
     Third Quarter..........................     0.7400 0.7458 0.7303     0.7425
     Fourth Quarter.........................     0.7649 0.7780 0.7404     0.7566
   1996
     First Quarter..........................     0.7383 0.7590 0.7229     0.7282
     Second Quarter.........................     0.7248 0.7442 0.7088     0.7385
     Third Quarter..........................     0.7508 0.7704 0.7312     0.7595
     Fourth Quarter.........................     0.7427 0.7607 0.7339     0.7463
   1997
     First Quarter..........................     0.7717 0.7915 0.7483     0.7875
     Second Quarter.........................     0.7926 0.8025 0.7727     0.7727
     Third Quarter..........................     0.7895 0.7998 0.7731     0.7917
     Fourth Quarter.........................     0.7908 0.8162 0.7623     0.7623
   1998
     First Quarter..........................     0.7786 0.7982 0.7574     0.7806
     Second Quarter.........................     0.7572 0.7866 0.7349     0.7478
     Third Quarter .........................     0.7279 0.7508 0.6866     0.7011

-------
(1) Determined by averaging the closing price for each date in the period.

Fluctuations in the exchange rate between the Australian dollar and the U.S. dollar may affect the Company's earnings, the book value of its assets and its shareholders' equity as expressed in Australian and U.S. dollars, and conse-quently may affect the market price for the ADSs. Such fluctuations will also affect the conversion into U.S. dollars by the Depositary of cash dividends, if any, paid in Australian dollars on the Ordinary Shares represented by the ADSs. See "Dividend Policy" and "Description of American Depositary Receipts--Distri-butions on Deposited Securities."

                                USE OF PROCEEDS

The net proceeds to the Company from the sale of the 1,500,000 ADSs being offered by the Company hereby, after deducting estimated underwriting discounts and offering expenses, are estimated to be approximately US$14.1 million (or approximately US$16.8 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of the 200,000 ADSs by the Selling Shareholders.

The Company intends to use the net proceeds to the Company from the Offering as follows: (i) approximately A$11.2 million (approximately US$8.0 million) to be used for repayment of indebtedness incurred under the credit facility (the "ANZ Facility") by and between the Company and the Australian and New Zealand Banking Group Limited ("ANZ") in connection with the Capital Reduction, (ii) approximately US$1.8 million to be used for repayment of all outstanding indebtedness under a term loan and revolving line of credit facility (the "Merrill Lynch Facility") by and between Barbeques Galore, Inc., the Company's U.S. operating subsidiary (along with its U.S. parent, The Galore Group (USA), Inc., "Galore USA"), and Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch"), and (iii) approximately A$6.0 million (approximately US$4.3 million) to be used for expansion of the Company's operations in the United States. The Company's borrowing under the ANZ Facility relating to its real property loan (in the aggregate, A$2.2 million at an interest rate of 9.35% per annum) provides for a variable prepayment penalty depending on the term of the loan. As of October 1997, the penalty would be approximately A$100,000. In light of recent declines in interest rates, the Company will periodically assess whether prepayment is economically advantageous. The majority of the remainder of the Company's borrowings under the ANZ Facility are commercial paper borrowings bearing interest, as of October 1997, at approximately 5.1% per annum plus an additional percentage fee payable to ANZ of approximately 1.25%. There are no significant prepayment penalties associated with these loans. The Company anticipates that approximately A$20.5 million will be outstanding under the ANZ Facility subsequent to the application of the net proceeds of the Offering. The revolving line and the term loan under the Merrill Lynch Facility accrue interest at the 30-day commercial paper rate plus 2.65% and 2.70%, respectively. There are no prepayment penalties associated with the Merrill Lynch Facility. Pending the uses described above, the Company intends to apply the net proceeds of the Offering to repay short-term debt or invest the net proceeds in short-term, interest-bearing investment grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources" and "Certain Transactions--Recent Delisting Transaction."

                                DIVIDEND POLICY

Since the Ordinary Shares were delisted from the ASE on December 31, 1996, the Company has not declared or paid any cash dividends on its Ordinary Shares other than a dividend in an aggregate amount equal to A$500,000 paid on April 21, 1997. Following the Offering, the Company currently intends to retain any earnings for use in its business and does not anticipate paying any regular dividends on the Ordinary Shares or ADSs in the foreseeable future. The ANZ and Merrill Lynch Credit Facilities contain restrictions on the declaration or pay-ment of dividends by the Company.

                                 CAPITALIZATION

The following table sets forth the short-term debt and capitalization of the Company as of July 31, 1997, as adjusted to (i) reflect the Reverse Share Split, (ii) reflect the conversion of the outstanding Convertible Notes of the Company into 1,197,926 Ordinary Shares upon consummation of the Offering and
(iii) give effect to the sale of the 1,500,000 ADSs offered by the Company hereby, after deducting estimated underwriting discounts and offering expenses payable by the Company, and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's Consoli-dated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                               -------------------------------
                                                    AS OF JULY 31, 1997
                                                               AS           AS
                                                 ACTUAL  ADJUSTED  ADJUSTED(3)
Dollars in thousands                           --------  --------  -----------
Current portion of long-term debt(1).......... A$ 8,567  A$ 8,128    US$ 6,078
                                               ========  ========    =========
Long-term debt(1).............................   21,745    10,445        7,811
Convertible Notes.............................   10,042       --           --
Shareholders' equity:
 Ordinary Shares, A$3.64 par value: 27,437,853
  shares authorized; 1,843,726 shares issued
  and outstanding, actual; 4,541,652 shares
  issued and outstanding, as adjusted(2)......    6,720    16,553       12,378
Additional paid-in capital....................    4,613    24,745       18,504
Foreign currency translation adjustment.......      380       380          284
Retained deficit..............................   (2,753)   (2,753)      (2,059)
                                               --------  --------    ---------
  Total shareholders' equity..................    8,960    38,925       29,107
                                               --------  --------    ---------
  Total capitalization........................ A$40,747  A$49,370    US$36,918
                                               ========  ========    =========

-------
(1) Due to borrowings to fund working capital following July 31, 1997, the Com-pany expects to have additional outstanding indebtedness subsequent to the application of the net proceeds of the Offering. See "Use of Proceeds."

(2) Excludes an aggregate of 203,038 Ordinary Shares issuable upon the exercise of stock options granted to certain executives of the Company in January 1997, but not exercisable until February 1999, except under certain circumstances. Also excludes 200,000 Ordinary Shares issuable upon the exercise of stock options granted under the Company's 1997 Share Option Plan concurrently with the Offering, but not exercisable until the third anniversary of the Offering. See "Management--Executive Share Option Plan" and "Management--1997 Share Option Plan."

(3) Amounts translated at the Noon Buying Rate on July 31, 1997 of US$0.7478 = A$1.00.

                                    DILUTION

The following table presents certain information concerning the pro forma net tangible book value per share of the Ordinary Shares as of July 31, 1997 (i) as adjusted to reflect the Reverse Share Split, (ii) assuming the conversion of the outstanding Convertible Notes of the Company into 1,197,926 Ordinary Shares upon consummation of the Offering and (iii) as adjusted to reflect the sale of 1,500,000 ADSs by the Company in the Offering, after deducting the estimated underwriting discounts and offering expenses:

                                                                ----------------
Initial public offering price.................................          US$11.00
  Net tangible book value per Ordinary Share before the
   Offering(1)................................................  US$2.96
  Increase per share attributable to new investors............     3.01
                                                                -------
Pro forma net tangible book value per Ordinary Share after the
 Offering.....................................................              5.97
                                                                        --------
Dilution per share to new investors(2)........................          US$ 5.03
                                                                        ========

-------
(1) Net tangible book value per Ordinary Share is determined by dividing the Company's tangible net worth at July 31, 1997 (translated into US$5,454,000 solely for the convenience of the reader at the rate of A$1.00 = US$0.7478, the Noon Buying Rate on July 31, 1997) by the aggregate number of Ordinary Shares outstanding. See "Exchange Rates."
(2) Dilution is determined by subtracting net tangible book value per Ordinary Share after the Offering from the initial public offering price per ADS.

The following table summarizes on a pro forma basis, as of July 31, 1997, the difference between existing shareholders and the purchasers of ADSs in the Offering with respect to the number of Ordinary Shares purchased from the Com-pany, the total consideration paid and the average price per Ordinary Share paid by existing shareholders and by purchasers of the ADSs offered hereby (be-fore deducting estimated underwriting discounts and offering expenses payable by the Company).


                          -------------------------------------------------------------------
                              ORDINARY
                          SHARES PURCHASED        TOTAL CONSIDERATION           AVERAGE PRICE
                           NUMBER     PERCENT         AMOUNT    PERCENT    PER ORDINARY SHARE
                          ---------  --------     ------------ ----------  ------------------
In thousands, except per
share data
Existing shareholders...       3,042          67%    US$15,984         49%           US$ 5.25
New investors...........       1,500          33        16,500         51               11.00
                           ---------     -------  ------------     ------
  Total.................       4,542         100%    US$32,484        100%
                           =========     =======  ============     ======

The foregoing tables assume no exercise of stock options outstanding as of July 31, 1997. As of such date, there were stock options outstanding to purchase an aggregate of 203,038 Ordinary Shares at a weighted average exercise price of A$8.38 per share under the Executive Share Option Plan. The foregoing table also excludes stock options outstanding to purchase an aggregate of 200,000 Ordinary Shares at a weighted average exercise price equal to the initial public offering price per share set forth on the cover page of this Prospectus under the 1997 Share Option Plan and 129,254 stock options reserved for grant thereunder. Stock options under the Executive Share Option Plan are not exer-cisable until February 1999, at which time they will become fully exercisable. Stock options granted concurrently with the Offering under the 1997 Share Option Plan will become exercisable in three equal installments on the third, fourth and fifth anniversaries of the Offering. To the extent that any such stock option is exercised, there will be further dilution to new investors in the Offering. Assuming all stock options outstanding on the date of completion of the Offering were exercised in full, the dilution per share to new investors in the Offering would have been US$5.52 as of July 31, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data of the Company should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The statement of oper-ations data for the fiscal years ended June 30, 1994, 1995 and 1996 and the balance sheet data as of such dates were derived from the consolidated finan-cial statements of the Company for the fiscal years ended June 30, 1994, 1995 and 1996, which have been audited by Horwath Sydney Partnership, independent auditors, and are included elsewhere in this Prospectus. The statement of oper-ations data for the fiscal years ended June 30, 1992 and 1993 and the balance sheet data as of such date were derived from the consolidated financial state-ments of the Company for the fiscal years ended June 30, 1992 and 1993, which have been audited by Horwath Sydney Partnership, but are not included herein. The statement of operations data for the seven months ended January 31, 1997 and the balance sheet data as of such date have been derived from the consoli-dated financial statements of the Company for the seven months ended January 31, 1997, which have been audited by KPMG, independent certified public accoun-tants, and are included elsewhere herein. The selected consolidated financial data for the seven months ended January 31, 1996 and the balance sheet data as of such date were derived from the foregoing consolidated financial statements of the Company for the fiscal year ended June 30, 1996 and are unaudited, and in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information included therein.

                          -------------------------------------------------------------------------------------------------
                                                                                                 SEVEN MONTHS ENDED
                                           FISCAL YEAR ENDED JUNE 30,                              JANUARY 31,(1)
In thousands, except per       1992       1993      1994      1995       1996        1996         1996      1997       1997
share data                ---------  --------- --------- ---------  ---------  ----------  -----------  --------  ---------
                                                                                    (US$)  (UNAUDITED)                (US$)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  A$113,097  A$114,973 A$124,635 A$138,057  A$141,691  US$113,027     A$92,074  A$98,752  US$78,212
Cost of goods sold(2)...     76,938     82,630    84,104    92,290     98,158      78,301       62,789    67,955     53,820
                          ---------  --------- --------- ---------  ---------  ----------     --------  --------  ---------
Gross profit............     36,159     32,343    40,531    45,767     43,533      34,726       29,285    30,797     24,392
Selling, general and
 administrative
 expenses...............     29,055     27,992    35,462    40,058     39,339      31,381       24,328    25,740     20,386
Store pre-opening
 costs..................         --        205       135        64        153         122          114       200        158
Relocation and closure
 costs(3)...............         --         --        --        --        875         698           --       461        365
                          ---------  --------- --------- ---------  ---------  ----------     --------  --------  ---------
Operating income (loss)
 from continuing
 operations.............      7,104      4,146     4,934     5,645      3,166       2,525        4,843     4,396      3,483
Equity in income of
 affiliates, net
 of tax.................        449        412       660       963        836         667          709       252        200
Interest expense........      3,714      2,526     1,999     2,230      2,262       1,804        1,619     1,593      1,262
Other expense
 (income)(4)............        --          --        --        --     (2,303)     (1,837)      (2,303)    1,132        897
                          ---------  --------- --------- ---------  ---------  ----------     --------  --------  ---------
Income from continuing
 operations before
 income tax.............      3,839      2,032     3,595     4,378      4,043       3,225        6,236     1,923      1,524
Income tax expense .....        961        176     1,278       573         98          78        1,286       366        290
                          ---------  --------- --------- ---------  ---------  ----------     --------  --------  ---------
Net income from
 continuing operations..  A$  2,878  A$  1,856 A$  2,317 A$  3,805  A$  3,945  US$  3,147     A$ 4,950  A$ 1,557  US$ 1,234
                          ---------  --------- --------- ---------  ---------  ----------     --------  --------  ---------
Discontinued operations:
Loss from operations of
 discontinued Optics
 business net of income
 tax benefit of
 $732,000...............     (3,805)        --        --        --         --          --           --        --         --
Net income (loss).......  A$   (927) A$  1,856 A$  2,317 A$  3,805  A$  3,945  US$  3,147     A$ 4,950  A$ 1,557  US$ 1,234
                          =========  ========= ========= =========  =========  ==========     ========  ========  =========
Net income from
 continuing operations
 per Ordinary Share and
 ordinary share
 equivalent.............  A$   0.69  A$   0.45 A$   0.52 A$   0.84  A$   0.87  US$   0.69     A$  1.09  A$  0.37  US$  0.30
                          =========  ========= ========= =========  =========  ==========     ========  ========  =========
Net income (loss) per
 Ordinary Share and
 ordinary share
 equivalent(5)..........  A$  (0.22) A$   0.45 A$   0.52 A$   0.84  A$   0.87  US$   0.69     A$  1.09  A$  0.37  US$  0.30
                          =========  ========= ========= =========  =========  ==========     ========  ========  =========
Weighted average shares
 outstanding(5).........      4,140      4,140     4,455     4,544      4,544       4,544        4,544     4,167      4,167
                          =========  ========= ========= =========  =========  ==========     ========  ========  =========
Pro forma supplemental
 net income per Ordinary
 Share and ordinary
 share
 equivalent(s)(6).......                                            A$   0.86  US$   0.69               A$  0.38  US$  0.30
                                                                    =========  ==========               ========  =========
In thousands
BALANCE SHEET DATA:
Working capital.........  A$ 15,056  A$ 16,600 A$ 25,400 A$ 26,856  A$ 24,710  US$ 19,093     A$25,139  A$22,552  US$17,191
Total assets............     58,977     55,400    60,538    67,624     66,562      51,432       67,544    67,970     51,814
Total long-term debt....     12,314     10,223    16,988    17,690     15,819      12,223       11,631    34,276     26,129
Shareholders' equity....     19,284     21,316    24,385    26,326     27,817      21,494       30,349    10,165      7,749
SELECTED U.S. OPERATING
 DATA:
Stores open at period-
 end....................                              17        17         21          21           19        25         25
Average net sales per
 store
 (in thousands)(7)......                       A$  1,389 A$  1,630  A$  1,572  US$  1,254     A$   862  A$   822  US$   651
Comparable store
 sales increase(8)......                              --      21.2%      10.0%       10.0%        10.0%      4.1%       4.1%
Selling square feet (in
 thousands).............                            49.3      51.3       59.5        59.5         55.7      72.7       72.7
Sales per selling square
 foot...................                       A$    437 A$    519  A$    489  US$    390     A$   279  A$   251  US$   199
SELECTED AUSTRALIAN
 OPERATING DATA:
Stores open at period-
 end....................                              32        31         31          31           32        32         32
Average net sales per
 store
 (in thousands)(7)......                       A$  1,719 A$  1,844  A$  2,081  US$  1,660     A$ 1,446  A$ 1,658  US$ 1,313
Comparable store
 sales increase(9)......                              --       4.3%       8.1%        8.1%         6.0%     10.6%      10.6%
Selling square feet (in
 thousands).............                           275.3     273.9      279.9       279.9        272.3     281.2      281.2
Sales per selling square
 foot...................                       A$    206 A$    216  A$    230  US$    183     A$   165  A$   182  US$   144

-------
(1) As of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31 (effective January 31, 1997).
(2) Cost of goods sold includes the cost of merchandise sold during the periods, distribution and store-level occupancy costs.
(3) Includes A$262,000 incurred during the year ended June 30, 1996 in connec-tion with the restructuring of the Company's Australian licensing division, A$613,000 incurred in June 1996 in connection with the relocation of the Company's barbecue manufacturing operations and a A$369,000 provision accrued in January 1997 in connection with the planned relocation of the Company's enamelling facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Overview."
(4) Includes a A$2.3 million gain during the year ended June 30, 1996, related to the Company's sale of its equity interest in GLG New Zealand and a A$1.1 million charge incurred in December 1996 in connection with the Capital Reduc-tion and delisting. See "Certain Transactions--Recent Delisting Transaction."
(5) Based on the weighted average number of Ordinary Shares outstanding after giving effect to (i) the Reverse Share Split and (ii) a net of 120,332 Ordinary Shares issuable upon the exercise of stock options outstanding under the Execu-tive Share Option Plan calculated using the treasury stock method. Net income
(loss) per Ordinary Share and ordinary share equivalent and weighted average shares outstanding reflect the Reverse Share Split for all periods presented. The outstanding Convertible Notes were not taken into account in the calcula-tion of earnings per share, as they were antidilutive.
(6) The pro forma supplemental net income (loss) per Ordinary Share and ordi-nary share equivalent are computed by assuming proceeds from the Offering, which will be utilized to repay debt subsequent to the Offering, were utilized to repay the debt at the beginning of the applicable period to which earnings
(loss) per share relates. The weighted average number of Ordinary Shares out-standing is increased for the conversion of all outstanding Convertible Notes and the number of Ordinary Shares assumed to be issued to enable repayment of such debt.
(7) For stores open at beginning of period indicated.
(8) The number of comparable stores used to compute such percentages was 17 for each of fiscal 1995 and 1996 and 16 and 19 for the seven-month periods ended January 31, 1996 and 1997, respectively.
(9) The number of comparable stores used to compute such percentages was 32 and 31 for fiscal 1995 and 1996, respectively, and 31 and 33 for the seven-month periods ended January 31, 1996 and 1997, respectively.

           UNAUDITED SELECTED ADDITIONAL CONSOLIDATED FINANCIAL DATA

As of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31. The following selected additional financial data has been restated to conform the financial presentation to a January 31 fiscal year end, and are qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Selected Consolidated Financial Data of the Company and the consolidated finan-cial statements and notes thereto included elsewhere in this Prospectus and the financial statements for the twelve-month periods presented below included in the Registration Statement of which this Prospectus is a part. Management believes that the data presented below provide a more meaningful basis of com-parison between prospective and historical reporting periods, as the Company will continue to report financial information in the future on the basis of its current January 31 fiscal year end. All selected conformed additional financial data for the six-month and twelve-month periods presented below is unaudited but, in the opinion of management, has been prepared on the same basis as the audited consolidated financial statements of the Company and reflects all adjustments necessary for a fair presentation of such data. The selected addi-tional unaudited financial data as of and for the twelve months ended January 31, 1995, 1996 and 1997 has been derived from the unaudited consolidated finan-cial statements of the Company as of such dates and for the periods then ended, to which KPMG has reported that it has applied limited procedures in accordance with professional standards for a review of such information. These unaudited consolidated financial statements and the review report thereon are included in the Registration Statement of which this Prospectus is a part. Operating results for the six months ended July 31, 1997 are not necessarily indicative of the results that may be expected for the entire year.

                          ----------------------------------------------------------------------------
                              TWELVE MONTHS ENDED JANUARY 31,            SIX MONTHS ENDED JULY 31,
In thousands, except per       1995       1996       1997        1997       1996       1997       1997
share data                ---------  ---------  ---------  ----------  ---------  ---------  ---------
                                                                (US$)                            (US$)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  A$134,794  A$138,877  A$148,369  US$117,137  A$ 59,620  A$ 70,394  US$53,612
Cost of goods sold(1) ..     90,477     94,899    103,324      81,574     43,086     48,420     36,877
                          ---------  ---------  ---------  ----------  ---------  ---------  ---------
Gross profit............     44,317     43,978     45,045      35,563     16,534     21,974     16,735
Selling, general and
 administrative
 expenses...............     37,081     38,921     40,751      32,173     18,312     21,728     16,548
Store pre-opening
 costs..................        109        178        239         189         64        209        159
Relocation and closure
 costs(2)...............         --         --      1,336       1,055        875         --         --
                          ---------  ---------  ---------  ----------  ---------  ---------  ---------
Operating income
 (loss).................      7,127      4,879      2,719       2,146     (2,717)        37         28
Equity in income of
 affiliates, net of
 tax....................        696      1,205        379         299        167        188        143
Interest expense........      2,005      2,428      2,236       1,765        848      1,760      1,340
Other expense
 (income)(3)............         --     (2,303)     1,132         894         --         --        --
                          ---------  ---------  ---------  ----------  ---------  ---------  ---------
Income (loss) before
 income tax.............      5,818      5,959       (270)       (214)    (3,398)    (1,535)    (1,169)
Income tax expense
 (benefit)..............      1,478        496       (822)       (649)    (1,767)      (649)      (494)
                          ---------  ---------  ---------  ----------  ---------  ---------  ---------
Net income (loss).......  A$  4,340  A$  5,463  A$    552  US$    435  A$ (1,631) A$   (886) US$  (675)
                          =========  =========  =========  ==========  =========  =========  =========
Net Income (loss) per
 Ordinary Share and
 ordinary share
 equivalent(4)..........  A$   0.96  A$   1.20  A$   0.13  US$   0.10  A$  (0.36) A$  (0.46) US$ (0.35)
Weighted average shares
 outstanding(4).........      4,544      4,544      4,322       4,322      4,544      1,937      1,937
                          =========  =========  =========  ==========  =========  =========  =========
Pro forma supplemental
 net income (loss) per
 Ordinary Share and
 ordinary share
 equivalent(5)..........                        A$   0.23  US$   0.18             A$  (0.08) US$ (0.06)
                                                =========  ==========             =========  =========
In thousands
BALANCE SHEET DATA:
Working capital.........  A$ 21,087  A$ 25,139  A$ 22,552  US$ 17,191  A$ 24,123  A$ 21,563  US$16,125
Total assets............     61,945     67,544     67,970      51,814     67,641     78,764     58,900
Total long-term debt....     10,563     11,631     34,276      26,129     15,922     35,089     26,239
Shareholders' equity....     26,686     30,349     10,165       7,749     26,924      8,960      6,700
SELECTED U.S. OPERATING
 DATA:
Stores open at period-
 end....................         16         19         25          25         21         29         29
Average net sales per
 store (in
 thousands)(6)..........  A$  1,457  A$  1,655  A$  1,579  US$  1,247  A$    905  A$  1,016  US$   774
Comparable store sales
 increase(7)............       16.7%      14.2%       6.5%        6.5%       6.4%      17.8%      17.8%
Selling square feet (in
 thousands).............       51.2       54.8       70.2        70.2       61.4       86.9       86.9
Sales per selling square
 foot...................  A$    456  A$    517  A$    469  US$    370  A$    291  A$    251  US$   191
SELECTED AUSTRALIAN
 OPERATING DATA:
Stores open at period-
 end....................         32         32         32          32         31         32         32
Average net sales per
 store (in
 thousands)(6)..........  A$  1,835  A$  1,924  A$  2,222  US$  1,754  A$    731  A$    796  US$   606
Comparable store sales
 increase(8)............        8.2%       1.4%      11.6%       11.6%       9.8%       6.8%       6.8%
Selling square feet (in
 thousands).............      276.2      267.1      276.6       276.6      279.7      288.3      288.3
Sales per selling square
 foot...................  A$    219  A$    231  A$    256  US$    202  A$     84  A$     88  US$    67

-------
(1) Cost of goods sold includes the cost of merchandise sold during the periods and distribution and store-level occupancy costs.
(2) Includes A$354,000 (of which A$262,000 was incurred during the year ended June 30, 1996, and the remainder was incurred in January 1997) in connection with the restructuring of the Company's Australian licensing division, A$613,000 incurred in June 1996 in connection with the relocation of the Company's barbecue manufacturing operations and a A$369,000 provision accrued in January 1997 in connection with the planned relocation of the Company's enamelling facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Overview."
(3) Includes a A$2.3 million gain during the year ended June 30, 1996 related to the Company's sale of its equity interest in GLG New Zealand and A$1.1 million charge incurred in December 1996 in connection with the Capital Reduction and delisting. See "Certain Transactions--Recent Delisting Transac-tion."
(4) Based on the weighted average number of Ordinary Shares outstanding after giving effect to (i) the Reverse Share Split and (ii) a net of 120,332 Ordinary Shares issuable upon the exercise of stock options outstanding under the Execu-tive Share Option Plan calculated using the treasury stock method. Net income
(loss) per Ordinary Share and ordinary share equivalent and weighted average shares outstanding reflect the Reverse Share Split for all periods presented. The outstanding Convertible Notes were not taken into account in the calcula-tion of earnings per share, as they were antidilutive.
(5) The pro forma supplemental net income (loss) per Ordinary Share and ordi-nary share equivalent are computed by assuming proceeds from the Offering, which will be utilized to repay debt subsequent to the Offering, were utilized to repay the debt at the beginning of the applicable period to which earnings
(loss) per share relates. The weighted average number of Ordinary Shares out-standing is increased for the conversion of all outstanding Convertible Notes and the number of Ordinary Shares assumed to be issued to enable repayment of such debt.
(6) For stores open at beginning of period indicated.
(7) The number of comparable stores used to compute such percentages was 14, 16 and 19 for the twelve-month periods ended January 31, 1995, 1996 and 1997, respectively, and 17 and 21 for the six-month periods ended July 31, 1996 and 1997, respectively.
(8) The number of comparable stores used to compute such percentages was 32, 31 and 33 for the twelve-month periods ended January 31, 1995, 1996 and 1997, respectively, and 31 and 32 for the six-month periods ended July 31, 1996 and 1997, respectively.

Unaudited Additional Quarterly Consolidated Financial Data. The following table sets forth, for the periods indicated, certain selected statement of operations and operating data for each of the Company's last eight fiscal quarters and the percentage of net sales represented by the line items presented (except in the case of share and per share amounts and operating data). The quarterly state-ment of operations data and selected operating data set forth below were derived from unaudited financial statements of the Company, which in the opinion of management of the Company contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof.

                          ----------------------------------------------------------------------------
                                                       QUARTER ENDED
                           OCT 31,   JAN 31,   APR 30,   JUL 31,   OCT 31,  JAN 31,  APR 30,   JUL 31,
In thousands, except per      1995      1996      1996      1996      1996     1997     1997      1997
share data                --------  --------  --------  --------  -------- -------- --------  --------
STATEMENT OF OPERATIONS
 DATA:
Net Sales...............  A$33,521  A$48,303  A$27,653  A$31,967  A$35,255 A$53,494 A$30,366  A$40,028
Cost of goods sold,
 warehouse, distribution
 and occupancy costs....    22,685    32,774    20,207    22,879    24,249   35,989   20,891    27,529
                          --------  --------  --------  --------  -------- -------- --------  --------
Gross profit............    10,836    15,529     7,446     9,088    11,006   17,505    9,475    12,499
Selling, general and
 administrative
 expenses...............     9,933    11,402     8,736     9,576    10,088   12,351    9,798    11,930
Store pre-opening
 costs..................        82        32        --        64        79       96      114        95
Relocation and closure
 costs..................        --        --        --       875        --      461       --        --
                          --------  --------  --------  --------  -------- -------- --------  --------
Operating income
 (loss).................       821     4,095    (1,290)   (1,427)      839    4,597     (437)      474
Equity in income of
 affiliates.............       153       539        80        87       103      109       50       138
Interest expense........       788       603       410       438       678      710      879       881
Other expense (income)..        --    (2,303)       --        --        36    1,096       --        --
                          --------  --------  --------  --------  -------- -------- --------  --------
Income (loss) before
 income tax.............       186     6,334    (1,620)   (1,778)      228    2,900   (1,266)     (269)
Income tax expense
 (benefit)..............       (31)    1,511      (437)   (1,330)       98      847     (566)      (83)
                          --------  --------  --------  --------  -------- -------- --------  --------
Net income (loss).......  A$   217  A$ 4,823  A$(1,183) A$  (448) A$   130 A$ 2,053 A$  (700) A$  (186)
                          ========  ========  ========  ========  ======== ======== ========  ========
Net income (loss) per
 Ordinary Share and
 ordinary share
 equivalent.............  A$  0.05  A$  1.06  A$ (0.26) A$ (0.10) A$  0.03 A$  0.56 A$ (0.36) A$ (0.10)
                          ========  ========  ========  ========  ======== ======== ========  ========
Weighted average shares
 outstanding ...........     4,544     4,544     4,548     4,545     4,551    3,662    1,937     1,937
                          ========  ========  ========  ========  ======== ======== ========  ========

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONAND RESULTS OF
                                   OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

Barbeques Galore believes that it is the leading specialty retail chain of bar-becue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. The Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories, a comprehensive line of fireplace prod-ucts and, in Australia, home heating products, camping equipment and outdoor furniture. As of July 31, 1997, the Company owned and operated 32 stores in all six states in Australia and 32 stores (including three U.S. Navy concession stores) in six states in the United States. In addition, as of such date, there were 45 licensed stores in Australia and six franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

The Company derives its revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Aus-tralian wholesale. These categories represented 47.6%, 27.5%, 11.1% and 13.0%, respectively, of the Company's net sales for the twelve months ended January 31, 1997, representing a 15.1%, 13.6%, 7.2% and (14.5)% increase (or decrease), over their respective net sales levels for the twelve months ended January 31, 1996.

The Company believes the majority of its future growth will result from the continuing expansion of its U.S. retail business, primarily through the opening of new stores, and the refurbishment of its Australian store base. In the United States, the Company has embarked upon a major program to expand Company-owned stores, and plans to open, approximately 10 new stores in 1997, of which five have opened, four are under construction and one is in lease negotiation, and 15 to 20 new stores in each of 1998 and 1999. The Company expects to incur capital expenditures relating to this program in the United States of approxi-mately US$1.6 million in 1997 and approximately US$2.5 million to US$3.2 mil-lion in each of 1998 and 1999. In Australia, the Company has undertaken a refurbishment program to relocate or remodel existing stores. Since initiating its store refurbishment program in April 1994, the Company has refurbished 14 stores (with an average increase in sales of approximately 38% through July 1997 for those stores) and opened four new stores. The Company currently plans to refurbish 12 to 15 stores and to open six new stores in Australia from 1997 through 1999. The Company expects to incur capital expenditures relating to this program in Australia of approximately A$2.5 million in 1997 and approxi-mately A$2.0 million to A$3.0 million in each of 1998 and 1999. As a result of its store expansion and refurbishment programs, the Company has experienced, and expects to continue to experience, increases in store pre-opening costs and refurbishment-related expenses. See "Risk Factors--Implementation of Growth Strategy."

A number of the Company's existing licensees have elected to refurbish their stores in accordance with the Company's established criteria although no licensee is required to do so. The Company maintains an assistance program to provide advice relating to these enhancements. No financial incentives are offered directly by the Company to encourage licensee refurbishment, although the Company believes its new store concept provides a more consumer-friendly shopping environment. The Company expects that Australian licensing will pro-vide moderate growth in revenues if the economy of rural Australia continues to revitalize. The Company may license additional Barbeques Galore stores in Aus-tralia on a selective basis, although it does not intend to franchise any addi-tional stores in the United States (except within geographical territories as required under existing franchise agreements). The Company does not expect its wholesale operations to experience significant revenue growth in the future and currently has no plans to operate a wholesale distribution business in the United States. See "Risk Factors--Effect of Economic Conditions and Consumer Trends," "Business--Licensing and Franchising" and "Business--Store Environ-ment."

Through its vertically integrated operations, the Company manufactures a pro-prietary line of barbecues and home heaters for its retail stores and licensees as well as other barbecue and home heater products for its wholesale customers. By controlling its own manufacturing operations, the Company believes it is able to realize higher margins, control product development and improve inven-tory flexibility and supply. The Company estimates that, during the twelve months ended January 31, 1997, 40% of its barbecue sales were derived from sales of its proprietary barbecues, and 65% of its home heating sales were derived from sales of its proprietary home heating lines. The Company believes that its existing manufacturing and enamelling operations are sufficient to meet presently anticipated production increases that may arise from the Company's store expansion and refurbishment program. See "Risk Factors--Management of Operational Changes" and "Business--Manufacturing."

In connection with the implementation of its United States and Australian growth strategy, the Company incurred several one-time expenses during 1996. The Company relocated and combined its barbecue manufacturing operations from 11 separate off-site buildings to a single facility at its corporate headquar-ters and distribution center in Sydney, Australia at an expense of approxi-mately A$613,000 plus additional capital expenditures of approximately A$2.3 million. This relocation has resulted in initial cost savings of approximately A$515,000 through the end of July 1997. In a further effort to improve its production flow, inventory control and distribution management, the Company plans to relocate its enamelling operations to the same facility, add an in-line powder coating operation and rearrange the assembly, warehouse and dis-tribution operations. These changes are scheduled to occur in the first half of 1998 at an expected cost of A$454,000, against which the Company has already accrued A$369,000. The Company believes these changes will result in estimated initial cost savings of A$350,000 to A$450,000 in the first full twelve months after completion. The planned relocation of the Company's enam-elling operations and related changes will involve an additional A$2.2 million in capital expenditures and will require the Company to obtain a number of building, environmental and other governmental permits. See "Risk Factors-- Management of Operational Changes" and "Business--Manufacturing."

In December 1996, the Company completed its delisting from the ASE, which included the repurchase of Ordinary Shares from the public. These transactions were financed through A$11.2 million in borrowings under the ANZ Facility and A$10.0 million in proceeds from the sale of the Convertible Notes, which are convertible into an aggregate of 1,197,926 Ordinary Shares in connection with the Offering. In connection with such transactions, the Company incurred var-ious one-time charges (primarily financing, underwriting and legal fees) aggregating approximately A$1.1 million. For the six months ended July 31, 1997, interest accrued on the debt incurred in relation to the Capital Reduc-tion totalled approximately A$900,000. In connection with the Offering, the Company is required to repay this portion of the ANZ Facility and the holders (the "Noteholders") of all of the Convertible Notes have agreed to convert the Convertible Notes into Ordinary Shares immediately prior to the Offering. See "Certain Transactions--Recent Delisting Transaction."

In addition, the Company incurred approximately A$354,000 of one-time charges relating to the restructuring of its Australian licensing division (of which A$262,000 was incurred during the year ended June 30, 1996 and the remainder was accrued in January 1997), in which the licensing division's management and administration were integrated into the Company's retail and wholesale divi-sions. The restructuring has resulted in an estimated annual cost savings of A$400,000. See "Risk Factors--Management of Operational Changes" and "Busi-ness--Licensing and Franchising."

The Company's business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, its quarterly results of operations to fluctuate significantly. Historically, the Company has realized a major portion of its net sales and net income for the year during the Aus-tralian summer months (fiscal fourth quarter). The Company expects that its net income during U.S. summer months (fiscal second quarter) will increase with the Company's planned U.S. store expansion. See "Risk Factors-- Seasonality; Weather; Fluctuations in Results" and "--Quarterly Results and Seasonality."

The Company recognizes income from affiliates representing its one-third equity interest in Bromic and its 50% equity interest in GLG Taiwan. The Com-pany also received income from its 50% equity interest in GLG New Zealand. The Company sold its equity interest in GLG New Zealand in December 1995.

In 1997, the Company changed its fiscal year-end from June 30 to January 31 in order to conform to the conventional fiscal year for the U.S. retail industry.

The Company is subject to a corporate tax rate of 36% in Australia and 34% in the United States (excluding state taxes). Historically, the Company's tax rate has been lower than these stated rates as a result of the exclusion of affiliate income items from Australian taxation and the realization of net operating loss carryforwards against U.S. income.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain selected statement of operations data as a percentage of net sales:

                          --------------------------------------------------------------------
                                                      SEVEN
                            TWELVE MONTHS         MONTHS ENDED          SIX MONTHS ENDED
                           ENDED JUNE 30,          JANUARY 31,              JULY 31,
                           1994   1995   1996          1996    1997         1996          1997
                          -----  -----  -----   -----------   -----  -----------   -----------
                                                (UNAUDITED)          (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  100.0% 100.0% 100.0 %       100.0 % 100.0%       100.0 %       100.0 %
Cost of goods sold,
 warehouse, distribution
 and occupancy costs....   67.5   66.8   69.3          68.2    68.8         72.3          68.8
                          -----  -----  -----         -----   -----        -----         -----
Gross profit............   32.5   33.2   30.7          31.8    31.2         27.7          31.2
Selling, general and
 administrative
 expenses...............   28.5   29.0   27.8          26.4    26.1         30.7          30.9
Store pre-opening
 costs..................    0.1    0.0    0.1           0.1     0.2          0.1           0.3
Relocation and closure
 costs..................    0.0    0.0    0.6           0.0     0.5          1.5           0.0
                          -----  -----  -----         -----   -----        -----         -----
Operating income
 (loss).................    3.9    4.2    2.2           5.3     4.4         (4.6)          0.0
Equity in income of
 affiliates, net of
 tax....................    0.5    0.7    0.6           0.8     0.3          0.3           0.3
Interest expense........    1.6    1.6    1.6           1.8     1.6          1.4           2.5
Other expense (income)..    0.0    0.0   (1.6)         (2.5)    1.1          0.0           0.0
Income (loss) before
 income tax.............    2.8%   3.3%   2.8 %         6.8 %   2.0%        (5.7)%        (2.2)%
                          -----  -----  -----         -----   -----        -----         -----
Income tax expense
 (benefit)..............    1.0    0.4    0.1           1.4     0.4         (3.0)         (0.9)
Net income..............    1.8%   2.9%   2.7 %         5.4 %   1.6%        (2.7)%        (1.3)%
                          =====  =====  =====         =====   =====        =====         =====

Six Months Ended July 31, 1997 (Unaudited) Compared to Six Months Ended July 31, 1996 (Unaudited)

Net sales increased approximately A$10.8 million, or 18.1%, to A$70.4 million for the six months ended July 31, 1997 from A$59.6 million for the six months ended July 31, 1996. Four new stores were opened in the United States during the six months ended July 31, 1997 contributing A$1.7 million to the increase in net sales. In Australia, no stores were refurbished and no new stores were opened during this period. Comparable store sales increased 13.4% and contrib-uted A$5.4 million to the increase in net sales. Comparable store sales increased 17.8% in the United States and 6.8% in Australia. The increase in the United States was primarily due to heightened awareness of the Barbeques Galore name in both existing and new markets. The balance of the increased sales was primarily attributable to six new stores opened in the United States and one new store opened in Australia in the preceding half year. This increase was partially offset by declining Australian wholesale revenues, primarily due to the loss in February 1996 of a major Australian wholesale account.

Gross profit increased approximately A$5.4 million, or 32.9%, to A$22.0 million for the six months ended July 31, 1997 from A$16.5 million for the six months ended July 31, 1996. Gross margin (gross profit as a percentage of sales) increased to 31.2% during the six months ended July 31, 1997, from 27.7% during the comparable period in 1996. The increase in gross margin was primarily due to production efficiencies gained from the relocation of the Company's manufac-turing operation in Australia, partially offset by a minor reduction in gross margin in the United States as a result of a change in sales mix.

Selling, general and administrative expenses (which excludes store pre-opening expenses) increased approximately A$3.4 million, or 18.7%, to A$21.7 million for the six months ended July 31, 1997 from A$18.3 million for the six months ended July 31, 1996. As a percentage of net sales, selling, general and admin-istrative expenses increased to 30.9% during the six months ended July 31, 1997 from 30.7% during the comparable period in 1996. This increase was primarily due to an increase in marketing expenses accrued in Australian retail and higher costs related to refurbished stores in Australia.

Store pre-opening expenses increased A$145,000 to A$209,000 for the six months ended July 31, 1997 from A$64,000 for the six months ended July 31, 1996 due to the opening of four new stores in the United States in the six months ended July 31, 1997 versus one new store in the previous period.

Operating income (loss) (excluding relocation and closure costs) increased A$1.8 million to A$37,000 for the six months ended July 31, 1997, from a loss of approximately A$1.8 million for the six months ended July 31, 1996.

Interest expense increased A$912,000 to A$1.8 million in the six months ended July 31, 1997 from A$848,000 in the six months ended July 31, 1996 as a result of increased borrowings to finance the Capital Reduction.

The Company's effective tax rate was approximately 42.3% in the six months ended July 31, 1997 and 52.0% in the six months ended July 31, 1996. The dif-ference in rates is a result of the mix of pre-tax earnings/losses between the Australian and the United States operations.

Seven Months Ended January 31, 1997 (Audited) Compared to Seven Months Ended January 31, 1996 (Unaudited)

Net sales increased approximately A$6.7 million, or 7.3%, to A$98.8 million for the seven months ended January 31, 1997, from A$92.1 million for the seven months ended January 31, 1996. Four new stores were opened in the United States and one new store was opened in Australia during the seven months ended January 31, 1997, contributing approximately A$941,000 and A$610,000, respectively, to the increase in net sales. In addition, refurbishment was completed on two stores in Australia during the same period with these stores adding a further A$1.1 million to the increase in net sales. Comparable store sales increased 7.2% and contributed A$4.3 million of the increase in net sales for the seven months ended January 31, 1997. Comparable store sales increased 4.1% in the United States and 10.6% in Australia. A generally poor U.S. retail environment during the 1996 Olympic season impacted U.S. comparable store sales. The remaining portion of the increase in sales was attributable to sales resulting from two new stores opened in the United States in the preceding two quarters, a one-time close-out sale of woodheaters to Australian licensees and an increase in barbecue sales to Australian licensees. This increase in sales was partially offset by the loss of a major Australian wholesale customer and the Company's decision to discontinue third party enamelling work.

Gross profit increased approximately A$1.5 million, or 5.2%, to A$30.8 million for the seven months ended January 31, 1997 from A$29.3 million for the seven months ended January 31, 1996. Gross margin decreased to 31.2% during the seven months ended January 31, 1997 from 31.8% during the comparable period in 1996. The decrease in gross margin was primarily due to the Company's pursuit of increased market share in the high-volume, low-margin end of the Australian barbecue market. In addition, sales by new U.S. stores include a large portion of lower-margin sales during initial periods of operation. This, combined with increased freight costs for new stores located outside of California, also con-tributed to the decrease in gross margin.

Selling, general and administrative expenses increased approximately A$1.4 mil-lion, or 5.8%, to A$25.7 million for the seven months ended January 31, 1997 from A$24.3 million for the seven months ended January 31, 1996. As a per-centage of net sales, selling, general and administrative expenses decreased to 26.1% for the seven months ended January 31, 1997 from 26.4% for the seven months ended January 31, 1996. The decrease was primarily due to improved oper-ating leverage in the Australian store base and cost savings in the Australian licensee and wholesale divisions brought about by the restructuring of the licensee division. This decrease was partially offset by increased infrastruc-ture spending in the United States related to Company expansion.

Store pre-opening expenses increased A$86,000 to A$200,000 for the seven months ended January 31, 1997 from A$114,000 for the seven months ended January 31, 1996, primarily due to the opening of four new stores in the United States.

Relocation and closure costs increased to A$461,000 for the seven months ended January 31, 1997 from A$0 for the seven months ended January 31, 1996 in con-nection with the organizational restructuring of the licensee and wholesale divisions and the provision for certain costs for the planned relocation of its enamelling plant in 1998.

Operating income (excluding relocation and closure costs) increased by A$14,000 to A$4,857,000 for the seven months ended January 31, 1997 from A$4,843,000 for the seven months ended January 31, 1996. As a percentage of net sales, oper-ating income (excluding relocation and closure costs) decreased to 4.9% in the seven months ended January 31, 1997 from 5.3% in the comparable period in 1996.

Income from affiliates decreased by A$457,000 to A$252,000 in the seven months ended January 31, 1997 from A$709,000 in the seven months ended January 31, 1996. This decrease resulted from the Company's sale of its equity interest in its New Zealand affiliate in December 1995.

Interest expense remained constant at approximately A$1.6 million for the seven months ended January 31, 1997 and the seven months ended January 31, 1996.

Other expense (income) increased to an expense of A$1.1 million for the seven months ended January 31, 1997 from income of A$2.3 million for the seven months ended January 31, 1996. In the 1997 period, the Company incurred expenses of approximately A$1.1 million related to the Capital Reduction, while in the 1996 period, the Company recognized a gain of A$2.3 million from the sale of its equity interest in its New Zealand affiliate, as described above.

The Company's effective tax rate was 19.0% in the seven months ended January 31, 1997 and 20.6% in the seven months ended January 31, 1996. The difference in rates compared to the expected rate of 36% is a result of the exclusion from Australian taxation of equity in income from affiliates, the gain on sale of its equity in a New Zealand affiliate and a reduction in the valuation allow-ance in relation to the net deferred tax asset of the United States operation. The valuation allowance was fully written back in the seven months ended Jan-uary 31, 1997 because the Company believes that it will recoup the benefit of the tax losses and temporary differences which gave rise to the net deferred tax asset. Excluding the effect of these items, the effective tax rate would have been 43.9% in the seven months ended January 31, 1997 and 37.1% in the seven months ended January 31, 1996. This difference is mainly attributable to increased state taxes in the United States for the seven months ended January 31, 1997.

Twelve Months Ended June 30, 1996 (Audited) Compared to Twelve Months Ended June 30, 1995 (Audited)

Net sales increased approximately A$3.6 million, or 2.6%, to A$141.7 million for the fiscal year ended June 30, 1996 from A$138.1 million for the fiscal year ended June 30, 1995. Comparable store sales increased 5.0% and contributed approximately A$4.1 million of the increase in net sales for the 1996 fiscal year. Comparable store sales increased 10.0% in the United States and 8.1% in Australia. The combined comparable store sales increase was impacted by a decrease in the US$/A$ exchange rate of approximately 13.0% in that period. Sales during fiscal 1996 also increased as a result of the opening of four new Company-owned stores and two franchised stores in the United States, the opening of one new store in Australia and increases in other stores not included in the comparable store calculation. The combined sales increases were partially offset by decreases in the Australian licensee and wholesale divi-sions, primarily due to the declining woodheating market and overall softness in the Australian rural economy.

Gross profit decreased approximately A$2.3 million, or 4.9%, to A$43.5 million for fiscal 1996 from A$45.8 million for fiscal 1995. As a percentage of net sales, gross margin decreased to 30.7% during fiscal 1996 from 33.2% during fiscal 1995. The decrease in gross margin in the 1996 period was primarily due to an increase in the cost of the Company's manufactured products as a result of the factory relocation, the one-time close-out sales of the Company's woodheating inventory and general pressure on margins in the Australian retail sector. In the United States, gross margin increased as a result of a change in sales mix towards higher margin proprietary products.

Selling, general and administrative expenses decreased approximately A$719,000, or 1.8%, to A$39.3 million for fiscal 1996 from A$40.1 million for fiscal 1995. As a percentage of net sales, selling, general and administrative expenses decreased to 27.8% during fiscal 1996 from 29.0% during fiscal 1995. The decrease was primarily due to increased operating leverage in its Australian store base resulting from store refurbishment and the restructuring of the Aus-tralian licensee division. This decrease was partially offset by infrastructure spending related to the opening of five new U.S. stores, including new hiring and staff training expenses.

Store pre-opening expenses increased A$89,000 to A$153,000 during fiscal 1996 from A$64,000 for fiscal 1995, primarily due to the opening of four new stores in the United States.

Relocation and closure costs increased to A$875,000 for fiscal 1996 from A$0 for fiscal 1995, primarily due to the relocation of the Company's manufacturing operation and the restructuring of the Company's Australian licensing division.

Operating income (excluding relocation and closure costs) decreased A$1.6 mil-lion to A$4.0 million for fiscal 1996 from A$5.6 million for fiscal 1995. As a percentage of net sales, operating income (excluding relocation and closure costs) decreased to 2.8% in fiscal 1996 from 4.2% in fiscal 1995. Approximately A$2.3 million of the decrease was due to an increase in the cost of the Company's manufactured products following the factory relocation, the one-time close-out sales of the Company's wood heating inventory and general pressure on margins in the Australian retail sector. This decrease in gross profits was partially offset by a decrease in selling, general and administrative expenses of approximately A$719,000.

Income from affiliates decreased A$127,000 to A$836,000 in fiscal 1996 from A$963,000 in fiscal 1995, due to the loss of income from the GLG New Zealand after the Company sold its equity interest therein in December 1995.

Interest expense increased by A$32,000 to A$2,262,000 in fiscal 1996 from A$2,230,000 in fiscal 1995.

Other income increased to A$2.3 million in fiscal 1996 from A$0 in fiscal 1995, due to the gain on the sale of the Company's New Zealand affiliate.

The Company's effective tax rate was 2.4% in fiscal 1996 and 13.1% in fiscal 1995. The difference in rates is primarily the result of the exclusion from Australian taxation of both equity in income from affiliates and gain on the sale of its New Zealand affiliate as well as a reduction in the valuation allowance for deferred tax assets due to the realization of net operating loss carryforwards against U.S. taxes. Excluding these items, the effective tax rate would have been 46.8% for the year ended June 30, 1996 and 31.2% for the year ended June 30, 1995.

Twelve Months Ended June 30, 1995 (Audited) Compared to Twelve Months Ended June 30, 1994 (Audited)

Net sales increased approximately A$13.4 million, or 10.8%, to A$138.1 million for the fiscal year ended June 30, 1995 from A$124.6 million for the fiscal year ended June 30, 1994. Comparable store sales increased 8.2% and contributed approximately A$6.0 million of the increase in net sales for the 1995 fiscal year. Comparable store sales increased 21.2% in the United States and 4.3% in Australia. The Company believes the increase in U.S. comparable store sales was primarily due to the heightened awareness of the Barbeques Galore name in both existing and new markets. The balance of the increased sales during fiscal 1995 was attributable to sales from five new franchise stores in the United States and three new licensee stores in Australia as well as the addition of a major Australian wholesale account.

Gross profit increased approximately A$5.2 million, or 12.9%, to A$45.8 million for fiscal 1995 from A$40.5 million for fiscal 1994. Gross margin increased to 33.2% during fiscal 1995 from 32.5% during fiscal 1994. The increase in gross margin was primarily due to an improved retail margin in the United States and the closure of a warehouse in Northern California.

Selling, general and administrative expenses increased approximately A$4.6 mil-lion, or 13.0%, to A$40.1 million for fiscal 1995 from A$35.5 million for fiscal 1994. As a percentage of net sales, selling, general and administrative expenses increased to 29.0% during fiscal 1995 from 28.5% during fiscal 1994. The increase was primarily due to increases in staff related costs including training in Australian retail in conjunction with the refurbishment program.

Store pre-opening expenses decreased A$71,000 to A$64,000 for fiscal 1995 from A$135,000 for fiscal 1994, primarily due to the opening of one new store in the United States in 1995, as compared to two new stores in 1994.

Operating income increased approximately A$711,000 to A$5.6 million for fiscal 1995 from A$4.9 million for fiscal 1994. As a percentage of net sales, oper-ating income increased to 4.2% in fiscal 1995 from 3.9% in fiscal 1994.

Income from affiliates increased by A$303,000 to A$963,000 in fiscal 1995 from A$660,000 in fiscal 1994 as a result of increased profitability at the Company's New Zealand affiliate.

Interest expense increased approximately A$231,000 to A$2.2 million in fiscal 1995 from A$2.0 million in fiscal 1994. The increase related mainly to the interest portion of capital leases for the refurbishment of Australian stores.

The Company's effective tax rate was approximately 13.1% for fiscal 1995 and 35.5% for fiscal 1994. The difference in the rates is primarily the result of the exclusion from Australian taxation equity in income of affiliates as well as a reduction in the valuation allowance for deferred tax assets as net oper-ating loss carryforwards against U.S. taxes have been deemed to be more likely than not to be realized. Excluding these items, the effective tax rate would have been 31.2% for the year ended June 30, 1995 and 38.4% for the year ended June 30, 1994.

QUARTERLY RESULTS AND SEASONALITY

The Company's quarterly results of operations have fluctuated, and are expected to continue to fluctuate materially, primarily because of the seasonality asso-ciated with the barbecue and fireplace industries and related item sales. The timing of new store openings and related pre-opening and other startup expenses, net sales contributed by new stores, increases or decreases in compa-rable store sales, changes in the Company's merchandise mix and overall eco-nomic conditions also contribute to fluctuations in the Company's quarterly results. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. In order to partially offset the effects of seasonality, the Company operates in both the Southern and Northern hemispheres, which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. In anticipation of its peak selling season, the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, the Company has regularly experienced monthly losses. Because of these fluctuations in net sales and net income (loss), the results of opera-tions of any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Risk Factors-- Seasonality; Weather; Fluctuations in Results."

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary uses of cash have been to finance store openings and refurbishment projects, relocate the Company's manufacturing and distribution facilities, purchase merchandise inventories and complete the Capital Reduction and subsequent delisting from the ASE. The Company has satisfied its working capital requirements for certain store-related expenditures and merchandise purchases principally from cash flows from operations. The Capital Reduction was funded by a combination of A$11.2 million in borrowings under the ANZ Facility and A$10.0 million in proceeds from the sale of the Company's Convert-ible Notes, which are convertible into an aggregate of 1,197,926 Ordinary Shares in connection with the Offering. The Company believes that cash gener-ated from operations, net proceeds received by the Company from the Offering and funds available under credit facilities will be sufficient to satisfy its cash requirements through the end of fiscal 1999. See "Certain Transactions-- Recent Delisting Transaction."

In July 1994, the Company and ANZ entered into the ANZ Facility. Under the ANZ Facility as currently in effect, the Company and its subsidiaries have credit facilities aggregating up to A$53.7 million, including a real property loan in principal amount of A$2.2 million, a multi-purpose facility in principal amount of A$30.0 million, a trade finance facility in principal amount of A$10.0 mil-lion and a standby credit facility in principal amount of A$12.0 million, pri-marily used to fund the Capital Reduction (the "Standby Facility"). Indebted-ness under the property loan bears interest at 9.35% per annum and is subject to a variable prepayment penalty depending on the term of the loan. As of October 1997, the penalty would be approximately A$100,000. The majority of the remainder of the Company's borrowings under the ANZ Facility are currently in the form of 90- to 180-day bills, bearing interest, as of October 1997, at approximately 5.1% per annum plus an additional percentage fee to ANZ of approximately 1.25%. There are no significant prepayment penalties associated with these loans. The ANZ Facility is secured by a first security interest in all present and future assets of the Company located in Australia. The Company has agreed to grant to ANZ, and ANZ is currently in the process of creating, a second security interest (subordinate to a lien under the Merrill Lynch Facil-ity) in all assets of the Company located in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company, including Galore USA. The Company intends to use a portion of the net proceeds of the Offering to repay the A$11.2 million outstanding indebtedness under the Standby Facility, as required by the terms of the ANZ Facility, and intends to repay US$1.8 million of outstanding indebtedness under the Merrill Lynch facility, leaving approximately A$20.5 million outstanding under the ANZ Facility. The ANZ Facility is subject to annual review and modification, in accordance with standard Australian practice.

In February 1995, Galore USA entered into a five year credit facility with Merrill Lynch. As currently in effect, such facility includes a term loan in aggregate principal amount of US$600,000 (the "Term Loan") and a revolving line of credit in aggregate principal amount of US$1,250,000 (the "Revolving Line," and collectively with the Term Loan, the "Merrill Lynch Facility"). Indebtedness under the Revolving Line and Term Loan accrues interest at the 30-day commercial paper rates plus 2.65% or 2.70%, respectively, and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets. The Merrill Lynch Facility is guaranteed by the Company. The Company will repay outstanding indebtedness under the Merrill Lynch Facility in full with the proceeds of this Offering.

For the six-month period ended July 31, 1997, the seven-month period ended January 31, 1997 and the twelve-month period ended June 30, 1996, cash flow (used in) provided by operating activities was A$(8.5) million, A$7.2 million and A$4.6 million, respectively. For the six-month period ended July 31, 1997, the seven-month period ended January 31, 1997 and the twelve-month period ended June 30, 1996, the Company's cash flow used in investing activities was A$1.4 million, A$2.8 million and A$0.06 million, respectively. For the six-month period ended July 31, 1997, the seven-month period ended January 31, 1997 and the twelve-month period ended June 30, 1996, the Company's cash flow provided by (used in) financing activities was A$9.9 million, A$(4.4) million and A$(4.4) million, respectively.

For the twelve months ended January 31, 1997, the Company's total capital expenditures were approximately A$6.6 million, including A$2.8 million of capital expenditures in the United States and A$3.8 million of capital expenditures in Australia. The Company's average capital expenditures to open a new store in the United States were approximately A$196,000 and the Company's average capital expenditures to refurbish a store in Australia were approximately A$400,000. In 1997, the Company anticipates that it will spend an aggregate of approximately A$5.9 million, of which approximately A$2.2 million will be spent on U.S. store expansion and approximately A$2.5 million will be spent on the Australian store refurbishment program. In 1998, the Company currently anticipates that it will spend an aggregate of approximately A$9.0 million, of which approximately A$3.9 million will be spent on U.S. store expansion and approximately A$2.9 million will be spent on the Australian store refurbishment program. The Company currently expects to fund the foregoing capital expenditures in the United States and Australia using a portion of the net proceeds from the Offering and net cash flow from operations. The actual costs that the Company will incur in connection with the opening and refurbishment of future stores cannot be predicted with precision because such costs will vary based upon, among other things, geographic location, the size of the stores and the extent of remodelling required at the selected sites. See "Use of Proceeds" and "Business--Store Expansion and Refurbishment."

In October 1996, the Company, SBC Warburg Dillon Read Australia Limited ("SBC Warburg Australia"), as representative of the Noteholders, and certain principal shareholders of the Company entered into certain debt instruments, pursuant to which the Company issued and sold A$10.0 million in aggregate principal amount of Convertible Notes in December 1996. By their terms, the Company has the power to redeem the debt instruments upon a listing of the Company's securities on a recognized stock exchange or securities market, a condition which will be satisfied upon consummation of the Offering. The holders of all of the Convertible Notes have agreed to convert such notes into 1,197,926 Ordinary Shares of the Company immediately prior to consummation of this Offering. Certain holders of Ordinary Shares acquired upon conversion of the Convertible Notes are Selling Shareholders in the Offering, selling an aggregate of 200,000 Ordinary Shares acquired upon conversion of the Convertible Notes. See "Certain Transactions--Recent Delisting Transaction."

The Company enters into foreign currency forward contracts as a means of offsetting fluctuations in the dollar value of foreign currency accounts. Typically these are U.S. dollar-denominated contracts with major financial institutions and have settlement dates of less than one year. At January 31, 1997 and June 30, 1996, the estimated notional amount of these contracts was A$4.2 million and A$6.2 million, respectively.

NEW PRONOUNCEMENTS BY FINANCIAL ACCOUNTING STANDARDS BOARD

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. SFAS No. 128 specifies new standards designed to improve the earnings per share ("EPS") information provided in financial statements by simplifying the existing computational guidelines, revising the disclosure requirements and increasing the comparability of EPS data on an international basis. Some of the changes made to simplify the EPS computations include: (a) eliminating the presentation of primary EPS and replacing it with basic EPS, with the principal differences being that common stock equivalents are not considered in computing basic EPS,
(b) eliminating the modified treasury stock method and the three percent materiality provision and (c) revising the contingent share provisions and the supplemental EPS data requirements. SFAS No. 128 also makes a number of changes to existing disclosure requirements. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. The Company estimates that the implementation of SFAS No. 128 will not have a material impact on the Company's financial statements.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial state-ments. SFAS No. 130 is effective for financial statements issued for periods beginning after December 15, 1997. The Company has not determined the impact of SFAS No. 130 on its consolidated financial statements.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for financial statements issued for periods beginning after December 15, 1997. The Company has not determined the impact of SFAS No. 131 on its con-solidated financial statements.

                                    BUSINESS

The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

GENERAL

Barbeques Galore believes that it is the leading specialty retail chain of bar-becue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. The Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories which are displayed in an open and inviting store format that emphasizes social activities and healthy outdoor lifestyles. Its stores also carry a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furni-ture. As of July 31, 1997, the Company owned and operated 32 stores in all six states in Australia and 32 stores (including three U.S. Navy concession stores) in six states in the United States. In addition, as of such date, there were 45 licensed stores in Australia and six franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

The Company's net sales have increased by A$13.6 million to A$148.4 million for the twelve months ended January 31, 1997 (A$41.0 million in the United States and A$107.4 million in Australia) from A$134.8 million for the twelve months ended January 31, 1995 (A$29.1 million in the United States and A$105.7 million in Australia). For the six-month period ended July 31, 1997, the Company's net sales increased by A$10.8 million, to A$70.4 million (A$32.5 million in the United States and A$37.9 million in Australia) from A$59.6 million (A$22.2 mil-lion in the United States and A$37.4 million in Australia) for the six-month period ended July 31, 1996. This growth resulted primarily from the opening of nine new stores and growth in comparable store sales during the periods involved. The comparable store sales increase for the six months ended July 31, 1997 was 17.8% in the United States and 6.8% in Australia.

The Company's growth strategy is to substantially expand its U.S. store base and to refurbish (through relocating or remodelling) existing stores in Austra-lia. In the United States, since January 31, 1994, the Company has grown from 17 to 32 Company-owned stores (including three U.S. Navy concession stores), representing an 88% increase in the number of owned stores. The Company cur-rently plans to open approximately 10 new stores in the United States in 1997 of which five have opened, four are under construction and one is in lease negotiation. The Company also currently intends to open 15 to 20 new stores in the United States in each of 1998 and 1999. In addition, the Company has initi-ated a major refurbishment plan for its Australian store base to enhance store productivity. Since January 31, 1994, 14 stores have been refurbished in Aus-tralia with an average increase in sales of approximately 38% through July 1997 for those stores.

COMPANY HISTORY

Barbeques Galore opened its first store in Sydney, Australia in 1977 to serve an unfilled niche in the retail market for versatile, well-designed barbecues. Since then, the Company has become the leading barbecue retailer in Australia, with an estimated 90% consumer awareness level and an approximately 30% retail market share. In 1980, the Company opened its first U.S. store in Los Angeles to assess U.S. market opportunities.

During the 1980s, the Company vertically integrated its operations by expanding into barbecue manufacturing in order to capture higher margins, control product development and improve inventory flexibility and supply. Fireplace products and, in Australia, home heaters were added to take advantage of the winter selling season. In Australia, the Company further diversified its product line through the addition of camping equipment and outdoor furniture, both of which complement the Company's main barbecue line.

In April 1987, the Company listed its Ordinary Shares on the ASE. In October 1996, as part of its plans to accelerate new store expansion in the United States, the Company announced its intention to repurchase shares from the public and delist from the ASE (pursuant to a transaction which was consummated as of December 31, 1996) and to seek capital in the United States. The Company believes that as a result of these actions it will be better positioned to suc-cessfully implement its growth strategy, particularly in the United States. See "Certain Transactions--Recent Delisting Transaction."

BARBECUE INDUSTRY OVERVIEW

Industry sources estimate that the barbecue market (excluding accessory sales) generated approximately US$1.3 billion in retail sales in the United States during 1996 (approximately 10.0 million barbecue units) and approximately A$136.2 million in retail sales in Australia during the 1996 summer sales season (approximately 425,000 barbecue units). These sources estimate that total barbecue sales volume in Australia grew at an average annual rate of 4.0% between the 1993 and 1996 summer sales seasons and that U.S. barbecue sales have increased from approximately 9.2 million to 10.0 million units annually during such period. In particular, gas barbecues are gaining popularity, with annual sales increasing from US$0.9 billion to US$1.1 billion during the same period. The Company believes that nearly half of all barbecues are purchased to replace an existing grill, and that the barbecue market serves as a platform for sales of barbecue accessories in both the United States and Australia.

The Company believes that various demographic trends have led to the increased popularity of outdoor cooking. Specifically, the Company believes that there has been a shift toward consumers wanting to spend more quality time together in family gatherings and social activities around the home, as well as an increased desire to be outdoors. As a pleasant and inexpensive outdoor activ-ity, barbecuing is increasing in popularity due to its convenience (especially in the case of gas barbecues), great flavors and easy clean-up. Furthermore, as consumers are turning decks, patios and other outdoor spaces into entertainment centers and "virtual" outdoor kitchens, they are increasingly seeking barbecues with enhanced features along with a wide array of barbecue accessories. The Company believes that its strong focus on barbecues and related accessories positions it to capitalize on these trends and provides significant opportuni-ties for future growth.

BUSINESS STRENGTHS

Barbeques Galore believes that it is the leading specialty retail chain of bar-becue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company believes that the following business strengths have contributed significantly to its success in the past and intends to further capitalize on these strengths in executing its growth strategy:

Extensive Selection of Merchandise

Barbeques Galore offers an extensive selection of quality barbecues and bar-becue accessories designed to suit all consumer lifestyles, preferences and price points. Its stores offer a wide variety of barbecues, with a full range of styles, finishes and special features, including the Company's proprietary brands as well as more than 60 other barbecues under different brand names. Accompanying these barbecues are a wide assortment of barbecue replacement parts and accessories which generate high margins. As the leading retail chain specializing in barbecues and related merchandise, Barbeques Galore offers con-sumers one-stop shopping convenience for virtually all of their barbecue cooking needs.

Exciting Store Environment

The Company's stores offer an exciting shopping environment which is consistent with its outdoor lifestyle image and promotes the total barbecuing experience. The Company's newer stores generally have high ceilings, wide aisles and exten-sively use natural materials such as wood and stone. Merchandise is attrac-tively displayed to convey the breadth and depth of the Company's product lines. A wide array of barbecues are displayed on the selling floor complete with accessories to provide the consumer the opportunity to compare and con-trast different models. Store presentation is based on a detailed and compre-hensive store plan regarding visual merchandising to assure that all stores provide a consistent portrayal of the Barbeques Galore image. Average store retail selling area is approximately 3,300 square feet in the United States and 8,400 square feet in Australia.

Exceptional Customer Service

The Company recognizes that exceptional customer service is fundamental to its success. The Company has a "satisfaction guaranteed" return policy and honors all manufacturer warranties for products sold at its stores. Store managers and sales associates undergo extensive product and sales training programs which enable them to recommend merchandise that satisfies each customer's lifestyle and needs. The Company monitors each store's service performance and rewards high quality customer service both on a team and individual level. The Company believes that its employees' extensive knowledge of its product offerings and the overall barbecue market, and their understanding of customer needs, are critical components of providing excellent customer service and distinguish it from its competitors.

Convenient Store Locations

The Company positions its stores in locations that maximize convenience and accessibility. Stores are typically situated at highly visible locations and in close proximity to middle to upper-income residential neighborhoods or areas of new housing construction. Stores generally feature ample customer parking space and ready access to major thoroughfares. Many stores are situated in retail power centers or close to complementary retail stores, further attracting cus-tomer traffic. As a result of its site selection criteria, the Company believes it has been highly effective in identifying successful new store locations.

Integrated Manufacturing Operation; New Product Development

Through its vertically integrated operations, the Company manufactures a pro-prietary line of barbecues and home heaters for its retail stores. In addi-tion, the Company has an experienced in-house research and development team dedicated to barbecue and home heater market analysis and product development that can quickly identify and respond to changing consumer trends. The Company believes that controlling its own manufacturing operations allows it to realize higher margins, control product development and improve inventory flexibility and supply.

Experienced Management Team

The Company's senior management team has an average of more than 28 years of retail industry experience. Since the current executive management team assumed responsibility in 1982, the number of Barbeques Galore stores has grown from 12 stores (including one licensed store) as of June 30, 1982 to 116 stores (including 51 licensed or franchised stores) as of July 31, 1997. The Company believes that management's substantial experience strongly positions it to execute its business and growth strategies. Upon completion of the Offering, the executive officers of the Company will beneficially own approxi-mately 35.1% of the Company's outstanding Ordinary Shares. See "Principal Shareholders."

GROWTH STRATEGY

The Company is implementing the following growth strategy to further capi-talize on its business strengths:

U.S. New Store Expansion

The Company believes it has a strong opportunity to significantly expand its store presence in the United States and is implementing a program for substan-tial new Company-owned store expansion to capitalize on its unique retail con-cept. The Company currently plans to open approximately 10 new stores in 1997 of which five have opened, four are under construction and one is in lease negotiation. The Company also currently intends to open 15 to 20 new stores in each of 1998 and 1999. The Company's store expansion strategy is to penetrate selected new markets while simultaneously expanding existing markets to increase market share and operating leverage without cannibalizing the produc-tivity of existing stores. Although a major portion of the initial store expansion is being targeted at large metropolitan markets in Sunbelt states (from California to the Carolinas), the Company believes that its retail con-cept has national potential and may consider entering markets in the Pacific Northwest, Mid-Atlantic and Northeast regions. The Company's ability to imple-ment its expansion plans will depend upon a number of factors further dis-cussed in "Risk Factors--Implementation of Growth Strategy."

Refurbishment of Existing Australian Stores

The Company believes that it can continue to enhance store productivity in Australia through further refurbishment of its existing Australian store base. Since initiating its store refurbishment program in April 1994, the Company has refurbished 14 stores (resulting in an approximately 38% average increase in sales through July 1997 for those stores) and opened four new stores. In 1997, the Company plans to remodel five existing stores, open one new store, relocate one store and close one store. Under its current plans, the Company intends to refurbish five stores and open one new store in 1998 and refurbish two stores and open two new stores in 1999. The Company intends to relocate a number of these stores in retail power centers or close to complementary retail stores which fit the Company's desired demographics and other site selection standards. Refurbished stores will be upgraded to replicate the Company's new prototype store environment.

MERCHANDISING

Merchandise Categories. Barbeques Galore's unique merchandising concept dif-ferentiates the Company from its competitors by offering a breadth and depth of high quality, competitively-priced proprietary and other brand name barbe-cues and barbecue accessories which management believes is generally not available from any other single retailer.

Barbeques Galore offers an extensive selection of barbecues and barbecue accessories designed to suit all consumer lifestyles, preferences and price points. Its stores offer a wide variety of gas, charcoal and electric barbe-cues, including barbecues manufactured by the Company under its proprietary Turbo, Capt N Cook, Cook-On and Bar-B-Chef brands as well as more than 60 other barbecues under different brands, including those made by Weber-Stephen Products Co., Sunbeam Corporation, Rinnai, Onward Multi-Corp. (Broil King and Broil Mate), Meco, DCS, Fiesta and other grill manufacturers. The Company's proprietary barbecues generally generate higher gross margins than barbecues of other manufacturers. For the twelve months ended January 31, 1997, proprie-tary barbecue retail sales represented approximately 33% and 34% of the Company's total net sales in the United States and Australia, respectively.

Customers can choose among barbecues with a full range of styles (kettle, table-top, patio-bases, carts, built-in, portable and others), finishes (from stainless steel to colorful porcelain-enamelled steel) and special features (such as side burners, multiple burners, warming racks, rotisseries, griddle plates and electronic ignition and other touch controls). Accompanying these barbecues are a wide assortment of barbecue replacement parts (including many hard-to-find items) and accessories, including tools, grill brushes, utensils, covers, smokers, rotisseries, griddles, fryers, kabob racks, cleaners, char-coal, wood chips and custom barbecue "islands," as well as a variety of bar-becue sauces, marinades, spices, rubs, aprons, mitts, cookbooks, cooking video-tapes and other grill novelties. In general, accessories not only generate impulse purchases and encourage repeat business, but also command higher mar-gins than barbecues. Accordingly, as part of its ongoing merchandising strat-egy, the Company intends to increase sales of barbecue accessories as a percent of total retail sales. Under a cross-branding arrangement, certain stores in the United States also offer gourmet steaks and food products made and distrib-uted by Omaha Steaks International, Inc., a national mail order vendor.

In addition, to complement the Company's main barbecue and related accessory line and to take advantage of the winter selling season, Barbeques Galore stores also carry a comprehensive line of fireplace products and, in Australia, a full line of gas and wood home heaters. Australian stores also offer camping equipment (including tents, sleeping bags, coolers and outdoor cookware) and outdoor furniture (including deck furniture, picnic tables, standing umbrellas and lounge chairs) to benefit from of the lack of any dominant national retailer of such merchandise. These products broaden customer appeal, generate additional customer traffic and repeat business and improve overall store pro-ductivity.

The following table sets forth the Company's five major merchandise categories as an approximate percentage of net sales in the United States and Australia for the twelve months ended July 31, 1997:

                                               -------------------------------
                                               UNITED STATES  AUSTRALIA  TOTAL
                                               -------------  ---------  -----
       Barbecues..............................          73.6%      55.1%  61.0%
       Barbecue Accessories...................          18.9        6.2   10.2
       Home Heaters and Fireplace Products....           7.5       10.8    9.7
       Camping Equipment......................            --       20.2   13.8
       Outdoor Furniture......................            --        7.7    5.3
                                                       -----      -----  -----
                                                       100.0%     100.0% 100.0%
                                                       =====      =====  =====

Competitive Pricing. The Company's stores and advertisements guarantee that Barbeques Galore will beat any advertised price for the same product. In addi-tion, through its manufacturing capabilities, the Company offers a high quality proprietary line of barbecues that generates higher margins than other manufac-turers' products. The Company believes that it maintains its price-competitive-ness and higher margins by benefitting from its in-depth knowledge of the bar-becue market and its size and purchasing power, resulting in volume discounts and special vendor arrangements. As a result, the Company is able to focus on providing an exciting store environment and superior customer service, while maintaining competitive prices.

STORE ENVIRONMENT

The Company's stores offer an exciting shopping environment which is consistent with its outdoor lifestyle image and promotes the total barbecuing experience. The Company's newer stores generally have high ceilings, wide aisles and exten-sively use natural materials such as wood and stone. Merchandise is attrac-tively displayed to convey the breadth and depth of the Company's product lines. A wide array of barbecues are displayed on the selling floor complete with accessories to provide the consumer the opportunity to compare and con-trast different models. Colorful signage identifies "store-within-stores" fea-turing accessories, fireplace and do-it-yourself replacement parts. In many stores, large and colorful lifestyle photographs depict the products being used in family gatherings and social events. Certain barbecue accessories and sea-sonally popular merchandise are displayed in wooden bulk bins and near store counters to promote impulse purchases. Store presentation is based on a detailed and comprehensive store plan regarding visual merchandising to assure that all stores provide a consistent portrayal of the Barbeques Galore image. Management believes that its store design encourages customers to browse in Barbeques Galore stores at a comfortable pace and shop for longer periods of time, thereby exposing customers to more product offerings.

The Company continuously updates its store design to keep up with changing trends. The Company has developed a new generation of prototype designs for its stores with many of the elements described above, and has incorporated such designs in new U.S. stores (Austin, Dallas (Grapevine), Houston (Stafford), Pasadena and San Antonio) as well as new or refurbished Australian stores. See "--Store Expansion and Refurbishment--New Store Expansion."

STORE EXPANSION AND REFURBISHMENT

New Store Expansion. The Company believes it has a strong opportunity to sig-nificantly expand its store presence in the United States and is implementing a program for substantial new Company-owned store expansion to capitalize on its unique retail concept. The Company currently plans to open approximately 10 new stores in 1997, of which five have opened, four are under construction and one is in lease negotiation. The Company also currently intends to open 15 to 20 new stores in the United States in each of 1998 and 1999. The Company's store expansion strategy is to penetrate selected new markets while simultane-ously expanding existing markets to increase market share and operating lev-erage without cannibalizing the productivity of existing stores. Although a major portion of the initial store expansion is being targeted at large metro-politan markets in Sunbelt states (from California to the Carolinas), the Com-pany believes that its retail concept has national potential and may consider entering markets in the Pacific Northwest, Mid-Atlantic and Northeast regions.

In evaluating potential markets and specific store locations, the Company con-siders demographic factors such as population, income levels, number of single family homes and housing starts, as well as other factors such as visibility, accessibility, lot size, proximity to heavy traffic and ample parking. Many stores are situated in retail power centers or close to complementary retail stores, further attracting customer traffic. Given its rapid store expansion strategy, the Company has retained outside real estate consultants to assist in site selection and lease negotiations. Once a site has been determined and becomes available, the Company is generally able to open a store within six to eight weeks due to its standardization of store design, merchandise displays and store operations. As a result of its site selection criteria, the Company believes it has been highly effective in identifying successful new store locations. The Company's ability to implement its expansion plans will depend upon a number of factors further discussed in "Risk Factors--Implementation of Growth Strategy."

The following table highlights the existing and planned U.S. store expansion in 1997:

       ------------------------------------------------------------------------
       NEW STORE LOCATION(1)           SELLING SQUARE FEET CURRENT STATUS
       ---------------------           ------------------- --------------------
       Pearl Harbor, HI(2)                           2,000 Opened in March 1997
       Mandarin (Jacksonville), FL(3)                3,000 Opened in March 1997
       Stafford (Houston), TX                        3,600 Opened in April 1997
       Pasadena, CA                                  3,500 Opened in April 1997
       San Antonio, TX                               3,600 Opened in May 1997
       Valencia (Los Angeles), CA                    3,600 Under construction
       Encinitas (San Diego), CA                     3,600 Under construction
       Houston, TX                                   3,600 Under construction
       Lewisville (Dallas), TX                       3,600 Under construction
       Atlanta, GA(4)                                3,500 Under construction
       San Rafael, CA                                3,300 Under construction

-------
(1) In addition to those listed above, the Company plans to open or execute leases for at least three more stores during the remainder of 1997 and expects to open these stores in 1998.
(2) Navy concession store.
(3) Assumed from franchisee.
(4) Franchise store.

As of July 31, 1997, the Company owned and operated 38 stores in the U.S., including six franchise stores and three U.S. Navy concession stores. Of these 38 stores, the Company opened nine new stores, including two franchise stores and one U.S. Navy concession store, during the twelve-month period ended July 31, 1997.

The implementation of the U.S. store expansion program is subject to a number of variables. See "Risk Factors--Implementation of Growth Strategy."

U.S. Store Economics. For the twelve months ended July 31, 1997, the Company's owned stores in the United States (that were open for at least 12 months) averaged US$1.4 million in net sales and produced approximately US$419 of net sales per selling square foot. The average cost of ongoing leasehold improve-ments, furniture and fixtures acquired for these stores during the period was approximately US$7,700 per store after taking into account landlord contribu-tions. Inventory holdings at such stores averaged US$128,000. These stores generated an average store level contribution (operating income before store pre-opening expenses and non-cash items such as depreciation) of approximately US$195,000 in that period. For the twelve months ended July 31, 1997, the Company's United States net sales were derived 90% from existing stores and 10% from the eight new stores opened in the period.

For new stores in the United States, the Company estimates that the average cost of leasehold improvements, furniture and fixtures will range from approxi-mately US$100,000 to US$160,000 per store, after taking into account landlord contributions, depending on the condition of the site. Start-up inventory pur-chases for new stores are estimated at between US$120,000 and US$150,000 per store and pre-opening costs (which are expensed in the period in which the store opens) are estimated to be US$40,000 per store. New Barbeques Galore stores opened in the United States typically are profitable during their first twelve months of operation, generating on average approximately US$80,000 of store level contribution (operating income before store pre-opening expenses and non-cash items such as depreciation).

Refurbishment of Existing Australian Stores. The Company believes that its strong brand name recognition and infrastructure position it to enhance store productivity in Australia through further refurbishment of its existing Austra-lian store base. Since initiating its store refurbishment program in April 1994, the Company has refurbished 14 stores (resulting in an approximately 38% average increase in sales through July 1997 for those stores) and opened four new stores. In 1997, the Company plans to remodel five existing stores, open one new store, relocate one store and close one store. Under its current plans, the Company intends to refurbish five stores and open three new stores in 1998 and refurbish two stores and open two new stores in 1999. The Company intends to relocate a number of these stores in retail power centers or close to com-plementary retail stores which fit the Company's desired demographics and other site selection standards. Refurbished stores will be upgraded to replicate the Company's new prototype store environment. For the twelve months ended July 31, 1997, the Company's Australian retail sales were derived 78% from existing stores, 20% from refurbished or relocated stores and 2% from the one new store opened in the period.

The Company estimates that the cost of such store relocations or remodellings will generally range from approximately A$350,000 to A$450,000 per store, depending on the required level of leasehold improvements and replacement fur-niture in, fixtures. Increased inventory holdings for these stores generally range between A$100,000 and A$200,000 depending on the size of the stores. Man-agement believes that such store relocations will position the Company within potentially significant new markets in Australia, and that such store remodellings will increase customer traffic and comparable store sales.

The following table highlights the modifications the Company plans to make to its Australian store base in 1997:

     ---------------------------------------------------------------------------------------------------------
     STORE LOCATION (STATE)            SELLING SQUARE FEET  MODIFICATION                 CURRENT STATUS
     ----------------------            -------------------  ---------------------------  ---------------------
     Richmond (Victoria)                            21,600  Refurbishment--Stage 2       Completed
     Osborne Park (Western Australia)                9,700  New                          Completed
     Modbury (South Australia)                       9,200  Relocation of Holden Hill    Completed
     Woolloongabba (Queensland)                      8,500  Refurbishment                Completed
     Moore Park (New South Wales)                    3,300  Minor refurbishment          Completed
     Northland (Victoria)                           10,800  Expansion and refurbishment  Under construction
                                                            (close Thomastown store)     (expected completion:
                                                                                         November 1997)

As of July 31, 1997, the Company owned and operated 32 stores in Australia. Of these 32 stores, the Company refurbished one store and relocated another store during the twelve-month period ended July 31, 1997.

The implementation of the Australian store refurbishment program is subject to a number of variables. See "Risk Factors --Implementation of Growth Strategy."

CUSTOMER SERVICE

The Company believes that its employees' extensive knowledge of its product offerings and the overall barbecue market, and their understanding of customer needs, are critical components of providing excellent customer service and dis-tinguish it from its competitors. Store managers and sales associates undergo extensive product and sales training programs, receiving instruction in all aspects of the Company's products and store operation, as well as cooking clas-ses. In order to attract and retain highly motivated employees committed to providing exceptional customer service, the Company emphasizes competitive wages, bonuses and commissions, and career path development. Sales associates are expected to greet each customer, discuss the customer's needs, suggest mer-chandise that satisfies the customer's lifestyle and barbecuing preferences, and recommend accessories that enhance the use and enjoyment of such merchan-dise. The Company centralizes many key aspects of its operations such as its distribution, inventory, human resource functions and management information systems, in order to allow store employees to focus their efforts and attention on customer service. The Company monitors each store's perfor-mance on an on-going basis through customer comment forms, anonymous spot-check visits by outside consultants, focus group sessions and regular customer care surveys. The Company also rewards high quality customer service through cash awards, special incentives such as free dinners and vacations and commendation plaques.

Barbeques Galore stores offer barbecue assembly, home delivery and repair serv-ices. The Company's "satisfaction guaranteed" return policy permits customers who are not completely satisfied with their purchases to return items for an exchange, credit or refund. The Company also honors all manufacturer warranties for products sold at its stores.

MARKETING AND PROMOTION

The Company's principal marketing strategy is to capitalize on the growing interest in leisure, entertainment and family quality time by emphasizing the fun and healthy outdoor lifestyle aspects of its products in its marketing and promotional campaigns.

The Company promotes this image in a variety of media. Catalogs and sales bro-chures containing color pictures of products and accessories being used in social settings are made available to customers at each store and are sent to customers on store mailing lists and in direct mail campaigns. In order to attract first-time customers and increase repeat store visits, the Company reg-ularly runs highly visible newspaper advertisements in selected markets. Tele-vision and radio commercials appear periodically during peak seasonal periods or to publicize promotional events. Barbeques Galore also promotes its store grand openings, conducts in-store barbecue and cooking demonstrations where permissible, and appears at home, garden and trade shows. In the past, the Com-pany has sponsored cross-promotions with other popular retail chains. Total retail advertising expenditures represented 5.9% of net retail sales during the twelve months ended January 31, 1997.

STORE OPERATIONS

The Company has five district managers in the United States and four regional supervisors in Australia, each of whom is responsible for the store operations within his or her district or region. The district managers report to the Vice President and Director of Operations in the United States and the regional supervisors report to the General Manager of Retail/Licensees in Australia. Each district manager or regional supervisor trains, develops and works directly with store managers to monitor store performance and ensure adherence to the Company's merchandising guidelines and operating standards. Incentive compensation for district managers and regional supervisors is tied to the achievement of specified sales and operating profit targets.

The typical staff of a Barbeques Galore store consists of a store manager, an assistant store manager, up to five hourly sales associates and a service tech-nician. Part-time sales associates, cashiers and technicians are added during peak seasons or busy periods as necessary. The Company seeks to recruit and retain highly motivated employees who are committed to providing friendly and knowledgeable service. The Company recruits its store employees primarily through on-campus interviews, professional recruiters and referrals, and con-ducts four to eight-week training programs. In order to emphasize career advancement opportunities, the Company has established defined career paths for store employees and generally promotes district managers and store managers from within the ranks of its sales force. In the United States, store managers are paid a salary plus commissions based on gross sales volume and a bonus based on store profit performance, while sales associates receive commissions only. Australian store managers and sales associates receive a salary and par-ticipate in store bonus pools based on store profit performance. See "--Cus-tomer Service."

The Company has centralized many key aspects of its operations, including development of merchandising policies and procedures, accounting systems, hiring and training, purchasing and marketing, at its headquarters in both Aus-tralia and Irvine, California. The Company also plans to centralize store inventory replenishment through the integration of its central distribution system with its point-of-sale ("POS") terminals. As a result, store employees will be able to focus their efforts and attention on customer service, while ensuring that stores meet the high quality standards set by Barbeques Galore.

MANUFACTURING

In its Australian factory facilities, the Company manufactures barbecues under its proprietary Turbo, Capt N Cook, Cook-On and Bar-B-Chef brands and certain private label brands, as well as home heaters under its proprietary Norseman and Kent brands. During the twelve months ended January 31, 1997, approximately 33% of the Company's net sales in the United States, and approximately 34% of the Company's net sales in Australia, were represented by barbecues manufac-tured by the Company. The Company believes that controlling its own manufac-turing operations allows it to realize higher margins, control product develop-ment and improve inventory flexibility and supply, without affecting its rela-tionships with third party vendors. The Company's manufacturing operations are closely coordinated with its research and development activities. The Company has a research and devel-opment team which is dedicated to barbecue market analysis and product devel-opment. The ten members of this research and development team have an average of over 10 years of industry experience. The team continuously studies sales data, customer feedback, consumer trends and product designs, working closely with the Company's other departments (in both the United States and Australia) and suppliers to develop the annual Barbeques Galore product line. The Company expended approximately A$1.2 million, A$1.1 million and A$1.1 million during the twelve-month periods ended January 31, 1995, 1996 and 1997, respectively, on research and development activities.

In the manufacturing process, metal barbecue frames are constructed at the Company's factory, located at its headquarters in Sydney, Australia, before being shipped off-site to its enamelling operations or third party painting facilities, where they are coated and finished or painted before being re-delivered to the factory floor. Gas barbecue manifolds are assembled by hand and tested individually at the factory for compliance with Australian Gas Association and American Gas Association standards. Barbecues are then assem-bled in the factory's automated production line from the completed frames, burners and other parts (or, in certain cases, shipped to the Company's U.S. distribution center for assembly). While keeping the same breadth of product line, the Company has recently rationalized the number of frames it manufac-tures from 19 to 12 to extend production runs, improve inventory control and promote efficiency. Barbeques Galore maintains strict quality control stan-dards and its barbecues are under limited warranty for one to ten years from the date of retail purchase, depending on the part being warranted.

Management believes that the Company's existing manufacturing and enamelling operations are sufficient to meet anticipated production increases that may arise from its current store expansion and refurbishment programs. The Company estimates that its plants currently have the capacity to increase barbecue output by approximately 30% without any material capital expenditures, and believes this is sufficient to meet its expansion needs through 1999. The Com-pany further believes it could approximately double current output through the addition of six new steel presses (at an aggregate cost of A$1.5 million to A$2.0 million) and extra worker shifts.

In order to streamline its manufacturing operations to enhance production efficiencies, in July 1996, the Company relocated its barbecue manufacturing operations to the location of its corporate headquarters and distribution center in Sydney, Australia. The Company currently plans to relocate its enam-elling operations to the same facilities, add an in-line powder coating opera-tion and rearrange the assembly, warehouse and distribution operations to improve production flow, inventory control and distribution management. These changes are scheduled to occur in the first half of 1998 and will cost an estimated A$454,000 (against which A$369,000 has already been accrued) and will require capital expenditures of approximately A$2.2 million. See "Manage-ment's Discussion and Analysis of Financial Condition and Results of Opera-tions" and "Risk Factors--Management of Operational Changes."

PURCHASING

The Company believes that it has good relationships with its merchandise ven-dors and suppliers of parts and raw materials and does not anticipate that, as the number of its stores or its manufacturing volume increases, there will be any significant difficulty in obtaining adequate sources of supply in a timely manner and on satisfactory economic terms.

Retail. The Company deals with its merchandise vendors principally on an order-by-order basis and does not maintain any long-term purchase contracts with any vendor. Merchandise mix is purchased for its U.S. and Australian stores by the Company's central buying staffs in its respective headquarters. In selecting merchandise, the buying staffs obtain input from a variety of sources, including the Company's research and development team, store employ-ees, focus groups, customer surveys, industry conventions and trade shows. During the twelve months ended January 31, 1997, the Company purchased its inventory from over 400 vendors in the United States, Australia and the Far East. No single vendor accounted for more than 5% of merchandise purchases during this period, although the Company considers certain brands to be sig-nificant to its business, especially in the United States. The Company does not believe that the loss of any single brand, including those made by Weber-Stephen Products Co., Sunbeam Corporation or W.C. Bradley Company (Charbroil), would have a material adverse effect on its operating results. Approximately 25% of the Company's merchandise purchases were obtained in such period from the Company's ten largest vendors. See "Risk Factors--Risks Associated with International Operations; Dependence on Significant Vendors and Suppliers."

Manufacturing. The Company also purchases parts and raw materials for use in its manufacturing and enamelling operations. During the twelve months ended January 31, 1997, the Company's buying staffs purchased barbecue and home heater parts from over 50 suppliers in Asia, Australia and North America. No single supplier accounted for more than 5% of factory parts and raw material purchases during this period, other than Horan's Steel (an Australian steel distributor) and

Bromic, which accounted for approximately 19% and 21% of these purchases, respectively. There is currently no formal supply contract between the Company and Horan's Steel. Other major suppliers of barbecue components include G.L.G. Trading Pte. Ltd. ("GLG Taiwan"), a Taiwanese company that purchases grills, burners and other products directly from factories in China and Taiwan. The Company has a 50% ownership interest in GLG Taiwan and a one-third ownership interest in Bromic. Approximately 73% of the Company's factory parts and raw material purchases were obtained in such twelve-month period from the Company's ten largest suppliers. In order to set production budgets, the price of certain parts and raw materials such as steel are negotiated and fixed well in advance of production usage. The Company uses back-up suppliers to ensure competitive pricing. In addition, some of the Company's key suppliers currently provide the Company with certain purchasing incentives, such as volume rebates and trade discounts. See "Risk Factors-- Risks Associated with International Operations; Dependence on Significant Vendors and Suppliers" and "--Manufacturing."

DISTRIBUTION

The Company maintains a 44,000 square foot distribution center at its U.S. headquarters in Irvine, California and a 121,000 square foot distribution center at its Australian headquarters. The Company also uses smaller warehouses in Perth (operated by an independent distributor) and Brisbane, Australia, for its wholesale and licensee distribution operations and leases additional public warehouse space in Sydney and Texas as necessary.

Merchandise is delivered by vendors and suppliers to the Company's distribution facilities and, in certain instances, directly to stores, where it is inspected and logged into the Company's centralized inventory management systems. Mer-chandise is then shipped by Company trucks or third party surface freight weekly or twice weekly, providing stores with a steady flow of merchandise. Shipments by the Company's Australian operations to its Irvine distribution center are made by third party sea freight, so that its Irvine distribution center can maintain about two to three months of Company-manufactured inventory at all times, which the Company believes is sufficient to meet expected U.S. store requirements for such products.

The Company maintains separate inventory management systems in Australia and the United States which allow it to closely monitor sales and track in-store inventory. Current plans include the introduction of an automated store inven-tory replenishment system in order to better manage its inventory. The Company estimates that its inventory shrinkage represents no more than 0.5% of its aggregate retail sales. The Company and its advisors are not aware of any bar-becue industry source from which an industry average shrinkage rate can be derived. However, the Company believes that the general shrinkage rate for retailers is approximately 1.5% to 2.0%, and that the Company's rate compares favorably to that of other retailers.

As the Company expands into new regions or accelerates the rate of its U.S. store expansion, it may eventually need additional warehouse capacity. In order to meet such needs and to minimize the impact of freight costs, the Company intends to secure another distribution center, expand its current warehouse facilities in the United States or utilize public warehousing space. Management believes that there is an ample supply of warehousing space available at com-mercially reasonable rates. Wherever possible, the Company also solicits the cooperation of its vendors, through drop shipments to public warehouses and/or stores, in order to reduce its freight and handling costs. The Company believes that its existing Australian distribution arrangements, together with public warehousing space as needed, are sufficient to meet its current needs.

MANAGEMENT INFORMATION SYSTEMS

In the United States, the Company has installed a JDA Software Group Inc. ("JDA") system on an IBM AS400 platform, which allows it to manage distribu-tion, inventory control, purchasing, sales analysis, warehousing and financial applications. The Company currently runs its general ledger and accounts pay-able applications on its pre-existing computer system, but intends to transfer these functions to the more powerful JDA system in the near future. At the store level, the Company has installed POS computer terminals as its cash reg-isters in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation. Each store's transaction data is captured by its POS terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, margin information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis.

In Australia, Barbeques Galore has installed a system which runs on a proprie-tary Wang VS software environment, together with a Novell network utilizing Microsoft applications. This software processes all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. As in the United States, each store in Australia is equipped with POS terminals that receive pricing and inventory information and permit the Company to poll sales transaction data daily. The Australian system provides a range of reporting and inquiry capability at both the store and corporate levels similar to that in the United States. The Company believes that its management informa-tion systems are an important factor supporting its growth and is committed to utilizing technology to maintain its competitive position.

WHOLESALE OPERATIONS

In Australia, the Company distributes proprietary and private brand name prod-ucts and other imported merchandise, on a wholesale basis, through a wholly-owned Australian subsidiary, Pricotech Leisure Brands Pty Ltd. ("Pricotech"). Wholesale products offered by Pricotech include Cook-On barbecues, Companion gas camping equipment, Igloo coolers and Kent home heaters. Pricotech distrib-utes these products primarily to Australian mass merchants, chains and buying groups. Customers typically buy these products based on price. In the twelve months ended January 31, 1997, the five largest customers of Pricotech accounted for approximately 52% of its net sales of A$19.4 million. The Company's wholesale operations, in which its investment consists primarily of inventory and receivables, currently fill excess production capacity at the Company's manufacturing and enamelling plants. The Company currently has no plans to operate a wholesale distribution business in the United States.

LICENSING AND FRANCHISING

As of July 31, 1997, the Company licensed 45 Barbeques Galore stores, generally in rural areas of Australia, and franchised six Barbeques Galore stores in the United States. The Company receives annual licensing fees and franchising roy-alties, and benefits primarily from these arrangements through the sale of Barbeques Galore merchandise to the licensees and franchisees. Independent licensees and franchisees operate such stores pursuant to agreements which require them to comply with Barbeques Galore's merchandising and advertising guidelines and conform to the Barbeques Galore image. These agreements typi-cally provide the licensees and franchisees with exclusive geographical sales territories. Most of the Australian licensing agreements have an indefinite term but permit licensees to terminate their arrangements at will, while fran-chisees in the United States are generally contractually bound for fixed periods with renewal options. During the twelve months ended January 31, 1997, total net sales to licensee and franchisee stores was A$16.2 million and US$4.5 million, respectively. The Company estimates that the total retail sales of Barbeques Galore products by licensees and franchisees was approximately A$48.3 million and US$3.7 million, respectively, in the same period. A number of the Company's existing licensees have refurbished their stores in accordance with the Company's established criteria (although no licensee is required to do so), and the Company maintains an assistance program to provide advice relating to these enhancements. See "Management's Discussion and Analysis of Financial Con-dition and Results of Operations--Overview."

In fiscal 1997, in order to realize management efficiencies, the Company con-solidated the administration of its Australian licensing division into its retail and wholesale divisions. The Company incurred approximately A$354,000 of one-time charges relating to the restructuring of its Australian licensing division. The restructuring has resulted in an estimated annual cost savings of A$400,000. The Company may license additional Barbeques Galore stores in Aus-tralia on a selective basis, although it does not intend to franchise any addi-tional stores in the United States (except within geographical territories as required under existing franchising agreements).

COMPETITION

The retail and distribution markets for barbecues and the Company's other product offerings are highly competitive in both the United States and Austra-lia. The Company's retail operations compete against a wide variety of retail-ers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs and mail order companies. The Company's man-ufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of bar-becues and home heaters. Many of the Company's competitors have greater finan-cial, marketing, distribution and other resources than the Company, and partic-ularly in the United States, may have greater name recognition than the Com-pany. Furthermore, the lack of significant barriers to entry into the retail market which the Company services may also result in new competition in the future. Barbeques Galore competes for retail customers primarily based on its broad assortment of competitively priced, quality products (including proprie-tary and exclusive products), convenience, customer service and the attractive presentation of merchandise within its stores. The Company believes that it competes successfully on each of these factors.

EMPLOYEES

As of July 31, 1997, the Company employed approximately 830 persons, of whom 493 were store employees, including 198 part-time store employees. The number of part-time employees fluctuates depending on seasonal needs. None of the Company's employees is covered by a collective bargaining agreement, although to the Company's knowledge 12 workers in its enamelling plant belong to a labor union. The Company considers its rela-tions with its employees to be good and believes that its employee turnover rate is low.

PROPERTIES

The Company currently leases all of its stores and expects that its policy of leasing, rather than owning, store properties will continue as it expands. Existing store leases provide for original lease terms that generally range from two to ten years, with single or multiple renewal options that range from three to ten years at increased rents. Certain of the leases provide for sched-uled rent increases or for contingent rent (based upon store sales exceeding stipulated amounts). The Company guarantees two franchised store leases, one of which is secured by the franchisee's rights in its Barbeques Galore franchise.

In Sydney, Australia, the Company owns its headquarters and a 76,000 square foot portion of its distribution center. The Company leases the remaining 45,000 square foot portion of such distribution center (under a five-year lease with one five-year renewal option) and the adjacent 75,000 square foot barbecue and home heater factory (under a five-year lease with four successive five-year renewal options for a total maximum lease term of 25 years), and leases a 20,000 square foot wholesale and licensee store distribution center in Brisbane (under a five-year lease with one five-year renewal option). In addition, the Company leases its enamelling plant premises. This lease will expire in June 1998 and, prior to expiration, the Company intends to move its enamelling oper-ations to its main factory. The Company is also able to, and periodically does, lease space for short terms in public warehouses in Australia. In Irvine, Cali-fornia, the Company leases its home office and 44,000 square foot U.S. distri-bution center under leases scheduled to expire in 2000 (subject to a two-year renewal option). As in Australia, additional public warehouse space is leased for short terms. See "--Manufacturing."

TRADEMARKS AND PATENTS

"Barbeques Galore," "Turbo," "Capt N Cook," "Bar-B-Chef" and "Cook-On" are fed-erally registered trademarks and/or service marks in the United States. In addition, the Company owns a federal trademark registration for the distinctive configuration of its Turbo grill. The Company also uses the phrase "America's Largest Chain of Barbecue Stores" as a common-law trademark in the United States. "Barbeques Galore" and "Cook-On" are registered trademarks with the State of California. In Australia only, the Company uses the phrase "Your Out-door Cooking and Camping Store" as a common-law trademark and, among others, the names "Norseman" and "Kent" as registered trademarks. The Company further utilizes a number of different trademarks relating to various barbecues, bar-becue accessories, home heaters, camping equipment and outdoor furniture manu-factured or offered by the Company. The Company is not presently aware of any claims of infringement or other challenges to the Company's right to use its marks and the Company's name in the United States.

The Company owns an Australian patent with respect to a weighing stand appa-ratus for gas containers. The Company has a patent application pending in Aus-tralia for its "Flamethrower" gas grill ignition system. The Company also owns a number of copyrighted works, including brochures and other literature about its products and many drawings and designs that it uses in marketing those products.

GOVERNMENTAL REGULATION

Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's barbecue and home heater manufacturing and enamelling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor rela-tions. The Company believes that it is in substantial compliance with such reg-ulations. The Company's products or personal use thereof are subject to regula-tions relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restric-tions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. See "Risk Factors--Product Liability and Gov-ernmental and Other Regulation."

In addition, if the Company's level of foreign ownership exceeds 40%, the Com-pany would be considered a foreign person and would require approvals in con-nection with certain acquisitions in Australia. See "Risk Factors--Restrictions on Foreign Ownership; Antitakeover Restrictions."

LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company. The Com-pany is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the business, results of operations or financial condition of the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

The executive officers, directors and key employees of the Company are as fol-lows:

------------------------------------------------------------------------------
NAME                      AGE POSITION
----                      --- --------
Directors and Executive
 Officers of the Company
Sam Linz                   58 Chairman of the Board
Robert Gavshon(1)          50 Deputy Chairman of the Board and General Counsel
John Price                 47 Head of Research and Product Development and
                               Director
Sydney Selati              59 President--Galore USA and Director
Philip Gardiner(2)         50 Director
Gordon Howlett(1)(2)       56 Director
David Glaser               48 Company Secretary
David James                37 Chief Financial Officer
Kevin Ralphs               43 Chief Financial Officer--Galore USA
Key Employees--Australia
William Lyons              55 Managing Director of Manufacturing--Park-Tec
                               Engineering Pty Limited and Australian
                               Enamellers Pty Limited
Ian Redmile                45 General Manager--Pricotech Leisure Brands Pty
                               Limited
Peter Spring               38 General Manager of Retail/Licensees--Barbeques
                               Galore Australia Pty Limited
Gary Whitehouse            47 General Manager of Logistics
Key Employees--United
 States
L.D. "Chip" Brown          36 Chief Operating Officer--Galore USA
Michael Varley             49 Vice President of Purchasing, Distribution and
                               Product Development
Austin Yeh                 51 Vice President and Director of Operations

-------
(1) Member of the Audit Committee
(2) Member of the Compensation Committee

SAM LINZ has served as Chairman of the Board since joining the Company in May 1982. Until July 1997, Mr. Linz served as non-executive Chairman of the Board of Rebel Sport Limited ("Rebel"), a leading national sports superstore chain in Australia. Mr. Linz was one of the founders of Rebel and was a major share-holder until he sold his interest in July 1997. Prior to joining the Company, Mr. Linz developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Selati. Mr. Linz has over 30 years experi-ence in the retail industry.

ROBERT GAVSHON joined the Company in January 1983 as General Counsel and has also served as Deputy Chairman of the Board since August 1993. Until July 1997, Mr. Gavshon served as a non-executive Director of Rebel. Mr. Gavshon was one of the founders of Rebel and was a shareholder until he sold his interest in July 1997. Prior to joining the Company, Mr. Gavshon acted as group counsel and director of corporate affairs for a multinational corporation based in Sydney, Australia and prior thereto as a partner in a large commercial law firm in South Africa. Mr. Gavshon has over 15 years experience in the retail industry.

JOHN PRICE joined the Company in 1981 as General Manager of Wholesale and has served as Head of Research and Product Development since June 1989, and as Director of the Company since November 1989. Prior to joining the Company, Mr. Price helped found and was Managing Director of Cook-On-Gas Products Pty Lim-ited, a developer and manufacturer of consumer gas products which was acquired by the Company in 1981. Mr. Price has over 24 years experience in the develop-ment and marketing of consumer gas products.

SYDNEY SELATI has served as Director of the Company since July 1997 and Presi-dent of Galore USA since May 1988. From 1984 until 1988, Mr. Selati was Presi-dent of Sussex Group Limited, a chain of retail furniture stores including Huffman-Koos, Colby's and Barker Brothers. Prior to that, Mr. Selati developed and managed a large chain of liquor stores and hotels in South Africa in asso-ciation with Mr. Linz. Mr. Selati has over 30 years experience in the retail industry.

PHILIP GARDINER has served as a non-executive Director of the Company since April 1987. Mr. Gardiner also serves as a director for several other Australian companies related to agriculture and mining and has, since 1994, been a Member and

Chairman of the Western Australian Ministers for Primary Industry and Fisheries Wool Strategy Group (a state-government-appointed position). In addition, from 1979 to 1994, Mr. Gardiner served both as an executive and non-executive director for Macquarie Bank Limited, a prominent Australian banking institu-tion. Currently, Mr. Gardiner is the full-time manager of his farm in Western Australia.

GORDON HOWLETT has served as a non-executive Director of the Company since August 1991. Since April 1997, Mr. Howlett has served as Managing Director of Adshel Street Furniture Pty Ltd., specializing in advertising-related outdoor furniture such as bus shelters. Prior to that, from March 1994 to February 1997, Mr. Howlett served as the Executive General Manager of national and international operations at Qantas Airways Limited. From 1981 to 1994, Mr. Howlett was Managing Director of Avis Australia and Vice President of Avis throughout the Asia-Pacific region.

DAVID GLASER has served as Company Secretary since March 1994. Mr. Glaser has also provided retail management accounting services for the retail subsidiary of the Company since February 1996 and, from July 1989 to February 1994, was the financial administrator to certain other of the Company's subsidiaries. Prior to joining the Company, Mr. Glaser was a partner at Arthur Andersen in South Africa. Mr. Glaser has extensive commercial experience in retail, manu-facturing and service industries both locally and overseas.

DAVID JAMES joined the Company in January 1992, serving the Company in several group financial roles, ultimately as General Manager--Finance & Administration until his departure in September 1996. From September 1996 to July 1997, Mr. James was employed by HMV Australia Pty Ltd., a subsidiary of EMI plc, as Finance Director. He rejoined the Company in July 1997 as Chief Financial Officer of the Company. Prior to 1992, Mr. James served as a Senior Audit Man-ager for KPMG in Australia.

KEVIN RALPHS has served as Chief Financial Officer of Galore USA since February 1989. From May 1988 to February 1989, Mr. Ralphs served as Controller of Galore USA. Mr. Ralphs has also served as controller for American Digital Products, Inc., a distributor of computer peripherals in the Northeast United States, treasurer for Hosken Intermediaries, Inc., a reinsurance broker, and financial manager for Royal Beech-Nut (Pty) Ltd., a foreign subsidiary of Nabisco.

WILLIAM LYONS has served as Managing Director of Manufacturing for Park-Tec Engineering Pty Limited, an operating subsidiary of the Company since September 1987. Prior to joining the Company, Mr. Lyons served as the Manager of Quintrex Marine, a division of Alcan, and as the Manager of Vass Electrical Engineering. Prior to managing Quintrex Marine and Vass Electrical Engineering, Mr. Lyons was involved in Design, Production and Factory Management of Cope Allman for 17 years.

IAN REDMILE joined the Company in August 1992 as a State Manager for an Austra-lian state and has served as General Manager of Pricotech, the Company's whole-saling subsidiary, since February 1997. Prior to joining the Company, Mr. Redmile has served as Key Account/Sales Manager for Unilever Australia for 12 years.

PETER SPRING has served as General Manager of Retail/Licensees for Barbeques Galore Australian Pty Limited, an operating subsidiary of the Company since October 1995. Prior to that, Mr. Spring served as General Manager of the Opera-tions of Pricotech and has served the Company since its inception in 1977.

GARY WHITEHOUSE joined the Company in May 1990 as National Warehouse Manager and has served as General Manager of Logistics for the Company since July 1996. Prior to joining the Company, Mr. Whitehouse served as Financial Systems Accountant for Qantas Airways. Prior to that, Mr. Whitehouse held managerial positions, including commercial manager, state branch manager and warehousing/distribution manager.

L.D. "CHIP" BROWN joined the Company in August 1997 as Chief Operating Officer of Galore USA. Prior to joining the Company, from September 1993 to July 1997, Mr. Brown served in a variety of operations including retail and technology-related positions at PepsiCo, Inc., in the capacities of Senior Director/Product Manager from November 1995 to July 1997, Process Team Leader from March 1995 to November 1995 and Market Manager from September 1993 to March 1995. Mr. Brown was a Division President with DeLoitte & Touche from 1991 to July 1993 and, prior to that, held a variety of positions at Ford Motor Com-pany and General Electric Company.

MICHAEL VARLEY joined the Company in January 1982 and served in a variety of sales- and buying-related positions, until May 1989 when he was appointed Vice President of Operations and Purchasing. Mr. Varley has served as Vice President of Purchasing, Distribution and Product Development since May 1994. From 1978 to 1981, Mr. Varley served as manufacturing/production manager for Mistral Fans, Inc., a manufacturing company, in both the United States and Australia. Prior to that, Mr. Varley worked as a product engineer and technical sales-person for several companies in the United Kingdom, South Africa and Australia.

AUSTIN YEH has served as Vice President and Director of Operations for Galore USA since May 1994. Prior to joining Galore USA, Mr. Yeh served for 15 years as Director of Operations for C&R Clothiers, a major menswear retailer.

At least one-third of the Board of Directors of the Company is elected at each annual meeting of shareholders. No director may serve for a period in excess of three years without submitting himself for re-election. The Board of Directors has a Compensation Committee comprised of Messrs. Gardiner and Howlett that reviews and makes recommendations for remuneration packages for executive directors and senior executives, and an Audit Committee comprised of Messrs. Gavshon and Howlett that advises on the establishment and maintenance of internal controls and ethical standards as well as on the quality and relia-bility of financial information provided by the Company's independent auditors.

Shortly after the Offering, the Company intends to elect an additional indepen-dent director, residing in the United States. This new director will serve on the Audit Committee in place of Mr. Gavshon.

EXECUTIVE SHARE OPTION PLAN

On January 31, 1997, the Company adopted the Executive Share Option Plan (the "Executive Plan"). Under the Executive Plan, a total of 203,038 Ordinary Shares were reserved for issuance. On January 31, 1997, the Board granted stock options comprising the entire share reserve under the Executive Plan. Each such stock option has an exercise price of A$8.38 per Ordinary Share. No additional stock options will be granted under the Executive Share Option Plan. For more information on these stock option grants, see the "Options to Purchase Securi-ties" section below.

All stock options granted under the Executive Plan will become exercisable on February 1, 1999. The stock options will generally lapse thirty days after the cessation of the employment of the optionee (or the executive controlling the optionee, if the optionee is an entity (an "Entity Optionee")), whether or not exercisable. In addition, the stock options will automatically lapse (i) if the optionee or Entity Optionee transfers, assigns, or encumbers any right or interest in the options without the Company's consent (except for a one-time exemption for a transfer by a director or Entity Optionee controlled by a director to an employee of the Company or its related entities) or (ii) for Entity Optionees, if the Entity Optionee ceases to be controlled by the employee or director of the Company who controlled the Entity Optionee on the date of grant. If the stock options do not earlier lapse or are not earlier exercised, each stock option will terminate five years after the grant date (the "Expiry Date"). The stock options will automatically accelerate and become immediately exercisable, for the 30 days prior to their lapse, in the event the optionee (or executive controlling the Entity Optionee) ceases to be employed by the Company or a related entity due to death, permanent disability or ill health. In addition, the Board, in its sole discretion, may accelerate any out-standing stock option or extend the period until lapse, even if expired (but in no event to a date later than the Expiry Date), upon any other event termi-nating the employment of the optionee or the executive controlling the Entity Optionee. In the event the Company is subject to a takeover bid pursuant to which the offeror acquires at least thirty percent of the outstanding Ordinary Shares of the Company, the Board may accelerate stock options outstanding at that time for a period of up to 120 days measured from the date the Board noti-fies the optionee of the takeover bid. Any stock option exercise under the Executive Plan must be for a minimum of twenty percent of the stock options included in the relevant grant.

In the event of changes to the Company's capital structure, appropriate adjust-ments will be made to the stock option exercise price and the number of shares subject to each outstanding stock option.

The Board may not amend the Executive Plan in any respect, except to comply with laws or regulations governing the Executive Plan. The Company may amend the Executive Plan by special resolution of shareholders. The Executive Plan will terminate on the earlier of December 31, 1997, or the date upon which all shares authorized for issuance are issued pursuant to the exercise of stock options granted under the Executive Plan.

1997 SHARE OPTION PLAN

The Company's 1997 Share Option Plan (the "1997 Plan") was adopted by the Board of Directors on October 1, 1997, and was approved by the shareholders as of October 7, 1997. A total of 329,254 Ordinary Shares have been authorized for issuance under the 1997 Plan, of which stock options to purchase up to an aggregate of 200,000 Ordinary Shares at the initial public offering price set forth on the cover page of this Prospectus have been granted concurrently with the Offering. Of such options, options to purchase an aggregate of 18,000 Ordinary Shares will be granted to directors and executive officers of the Company . All individuals who are affiliates (as defined in Rule 144 under the Securities Act) of the Company have advised the Company that they will comply with the requirements of Rule 144 under the Securities Act. Each of the stock options granted concurrently with the Offering will generally become exercisable in three equal installments on the third, fourth and fifth anniversaries of the Offering. The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one percent (1%) of the Ordinary Shares outstanding on December 31st of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive stock option grants for more than 27,438 Ordinary Shares per calendar year.

The 1997 Plan consists of the Option Grant Program, under which eligible indi-viduals in the Company's employ or service (including officers and other employees, non-employee Board members, consultants and other independent advi-sors of the Company, or any parent or subsidiary) may, at the discretion of the Plan Administrator, be granted stock options to purchase Ordinary Shares at an exercise price not less than eighty-five percent (85%) of their fair market value on the option grant date.

The 1997 Plan will be administered by the Compensation Committee. The Plan Administrator will have complete discretion, within the scope of its adminis-trative jurisdiction under the 1997 Plan, to determine which eligible individ-uals are to receive stock option grants, the time or times when such grants are to be made, the number of shares subject to each such grant, the exercise and vesting schedule to be in effect for the grant, the maximum term for which any granted stock option is to remain outstanding and the status of any granted stock option as either an incentive stock option or a non-statutory stock option under the U.S. Federal tax laws.

The exercise price for outstanding stock option grants under the 1997 Plan may be paid in cash or in Ordinary Shares valued at fair market value on the exer-cise date. Each stock option may also be exercised through a same-day sale pro-gram without any cash outlay by the optionee. In addition, the Plan Adminis-trator may provide financial assistance to one or more optionees in the exer-cise of their outstanding stock options by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise.

In the event that the Company is acquired by merger or asset sale, each out-standing stock option under the 1997 Plan will immediately accelerate and become fully exercisable for all of the shares subject to such outstanding options, unless such stock options are to be assumed or replaced by the suc-cessor corporation (or parent thereof). Any stock options that do not automati-cally accelerate upon the occurrence of a merger or asset sale of the Company, will immediately accelerate, and such repurchase rights will accordingly lapse, upon the involuntary termination of the optionee within 18 months after the effective date of the merger or asset sale. Stock options accelerated in con-nection with such involuntary termination will be exercisable as fully-vested shares until the earlier of (i) the expiration of the stock option term or (ii) a one (1)-year period measured from the effective date of the involuntary ter-mination.

The Plan Administrator has the authority to effect, with the consent of the affected option holders, the cancellation of outstanding stock options under the 1997 Plan in return for the grant of new stock options for the same or a different number of shares with an exercise price per share based upon the fair market value of the Ordinary Shares on the new grant date.

The Board may amend or modify the 1997 Plan at any time. However, no such amendment or modification shall adversely affect the rights of any optionee without his or her consent. The 1997 Plan will terminate on October 1, 2007, unless sooner terminated by the Board.

COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate annual compensation paid by the Company to all directors and executive officers of the Company (nine persons) as a group for (i) the fiscal year ended June 30, 1996 was A$1,258,896, and (ii) the twelve-month period ended January 31, 1997 was A$1,277,085. These amounts do not include any stock options granted to such individuals as more fully described below in the "Op-tions to Purchase Securities" section.

The total amount set aside by the Company and its subsidiaries to provide superannuation benefits for such officers and directors (i) during the fiscal year ended June 30, 1996 was A$73,777, and (ii) during the twelve-month period ended January 31, 1997 was A$78,627.

On February 1, 1997, the Company instituted an incentive program whereby cer-tain executives will receive a bonus if certain budget objectives are attained during fiscal year 1998. Under this program, Mr. Linz, Mr. Gavshon, Mr. Price, and Mr. James will each receive a bonus of 20%, and Mr. Selati, Mr. Lyons, Mr. Spring, Mr. Redmile and Mr. Whitehouse will each receive a bonus of 10%, of their respective base salaries if the Company achieves its budgeted pre-tax profit before trading contingencies for the fiscal year ending January 31, 1998. Mr. Selati, Mr. Lyons, Mr. Spring and Mr. Redmile will each receive an additional bonus of 10% of his base salary if his division achieves its bud-geted operating contribution, regardless of whether or not the Company's budget is achieved. Additionally, Mr. Whitehouse will receive a bonus of 10% of his base salary if the Company's inventory level budget for fiscal 1998 is attained.

OPTIONS TO PURCHASE SECURITIES

As of July 15, 1997, the following stock options to purchase Ordinary Shares were outstanding:

          -------------------------------------------------------------------------------
                NUMBER OF
          ORDINARY SHARES               EXERCISE
             UNDER OPTION               PRICE(1)                           EXPIRY DATE(1)
          ---------------               --------                         ----------------
                  203,038                 A$8.38                         February 1, 2002

-------
(1) Stock options will generally expire on the earlier of the Expiry Date or 30 days after the cessation of employment of the optionee or the executive con-trolling the Entity Optionee.

All of the outstanding stock options listed above were held by directors and officers of the Company and were granted pursuant to the Executive Share Option Plan. For more information, see "--Executive Share Option Plan."

                              CERTAIN TRANSACTIONS

RECENT DELISTING TRANSACTION

In April 1987, the Company listed its Ordinary Shares for trading on the ASE. In October 1996, the Company announced its intention to delist from the ASE pursuant to a capital reduction transaction (the "Capital Reduction") which was consummated on December 31, 1996. The Capital Reduction was approved by holders of 74.1% of the outstanding Ordinary Shares entitled to vote thereon. Pursuant to the Capital Reduction, the Company repurchased 2,743,878 Ordinary Shares and cancelled stock options to purchase 101,520 Ordinary Shares, for a total con-sideration, excluding transaction costs, of A$20.1 million. The Company financed the Capital Reduction through (i) the issuance and sale of A$10.0 mil-lion in aggregate principal amount of its Convertible Notes, and (ii) the bor-rowing of A$11.2 million under the Standby Facility. After giving effect to the Capital Reduction, the issued and outstanding capital of the Company was reduced to A$6,219,661.40 divided into 1,706,542 Ordinary Shares of A$3.64 each. The Convertible Notes are convertible into 1,197,926 Ordinary Shares. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

In connection with the issuance and sale of the Convertible Notes, the Company, SBC Warburg Australia, as representative of the Noteholders, and Sam Linz, Robert Gavshon, Sydney Selati, John Price and affiliates of such individuals entered into certain debt instruments containing the terms and conditions of the Convertible Notes. The Company has the power to redeem these instruments upon a listing of the Company's securities on a recognized stock exchange or securities market, a condition which will be satisfied upon consummation of the Offering and quotation of the ADSs for trading on the Nasdaq National Market. The Company will, however, be required to indemnify each Noteholder as to matters relating to the issuance of the Ordinary Shares into which the Convertible Notes are convertible. While these instruments are outstanding, SBC Warburg Australia is entitled to elect a representative of the Noteholders to the Company's Board of Directors. In addition, SBC Warburg Australia received underwriting and advising fees of A$750,000 and a one-time fee of A$15,000 in connection with the original issuance of the Convertible Notes, and SBC Warburg Australia will continue to receive an annual fee of A$15,000 on each anniversary of the issue date of the Convertible Notes until all of the Convertible Notes have been redeemed or converted. SBC Warburg Australia is an affiliate of SBC Warburg Dillon Read Inc., one of the co-managers of the Offering. Moreover, in connection with the issuance and sale of the Convertible Notes, the Company granted stock options to purchase up to an aggregate of 203,038 Ordinary Shares under the Executive Share Option Plan to Messrs. Sam Linz, Robert Gavshon, Sydney Selati and John Price, who are executive officers of the Company. See "Management--Executive Share Option Plan."

TRANSACTIONS WITH AFFILIATES

The Company holds a one-third ownership interest in Bromic, which supplies gas valves and related products to the Company. Bromic receives approximately 20% of its revenues from sales to the Company, which in turn is Bromic's largest customer. In fiscal 1996 and fiscal 1997, the Company purchased approximately A$3.8 million and A$2.3 million, respectively, of products from Bromic. The Company guaranteed A$900,000 indebtedness of Bromic to ANZ, which was repaid in full in February 1997, releasing the guarantee.

In addition, the Company holds a 50% equity interest in GLG Taiwan, which sup-plies the Company with grills, burners and other products. GLG Taiwan receives approximately 80% of its revenues from sales to the Company, which in turn is GLG Taiwan's largest customer. In fiscal 1996 and fiscal 1997, the Company pur-chased approximately A$5.4 million and A$3.3 million, respectively, of products from GLG Taiwan.

SHAREHOLDERS AGREEMENT

Certain shareholders of the Company have in the past been party to a Share-holders Agreement providing for certain preemptive rights and other rights. The Shareholders Agreement was terminated prior to consummation of the Offering.

TRANSACTIONS INVOLVING PRINCIPAL SHAREHOLDERS

Immediately prior to the Offering, Messrs. Sam Linz, Robert Gavshon, Sydney Selati and John Price will beneficially own 42.5%, 7.3%, 4.8% and 2.4%, respec-tively, of the Ordinary Shares of the Company outstanding on a fully diluted basis (assuming conversion of all Convertible Notes). Immediately after giving effect to the Offering, Messrs. Linz, Gavshon, Selati and Price will benefi-cially own 28.5%, 4.9%, 3.2% and 1.6%, respectively, of the outstanding Ordi-nary Shares of the Company. Accordingly, these individuals have in the past controlled the business and affairs of the Corporation, and following the Offering will continue to have substantial influence over the business and affairs of the Corporation, including the election of the Company's directors and the outcome of corporate actions requiring shareholder approval. See "Prin-cipal Shareholders."

From time to time in the past, Messrs. Linz, Gavshon and Selati and certain members of their respective families have advanced funds, re-payable on demand, to the Company to be used for general corporate purposes. As of January 31, 1997, the aggregate balance of these advances was A$1,231,000. Over the fiscal year ended January 31, 1997, the Company paid A$50,000 in interest on these advances. Through these advances, the Company has been able to obtain funds at relatively attractive short-term borrowing rates of approximately 2% per annum below the overdraft rate received by the Company. As of July 31, 1997, the Com-pany had repaid all amounts owing on such advances and terminated these bor-rowing arrangements. The Company may reinstate these or similar arrangements in the future if its Board of Directors determines that to do so would be in the best interests of the Company.

The Company purchases labels for certain of its products from a relative of Mr. Price's wife. On an average yearly basis, the Company purchases approximately A$551,000 of such labels. Mr. and Mrs. Price receive no monetary benefit from this relationship.

The Company leases cars for the use of Messrs. Linz, Gavshon, Price and Selati, at a rate of approximately A$2,272, A$1,916, A$1,620 and US$650, respectively, per month per car.

The Company pays the premiums on a disability insurance policy naming Mr. Selati as the insured. If benefits were paid to Mr. Selati under this policy, he would receive approximately US$7,900 per month until he reaches age 65.

In connection with the Capital Reduction, the Company acquired from Mr. Selati, who is the President of Galore USA and a Director of the Company, his 15% interest in that company, in exchange for the issuance to Mr. Selati of 137,189 Ordinary Shares, valued at A$1,000,000. The Company elected Mr. Selati to its Board of Directors on July 21, 1997. Mr. Linz's sister, together with her hus-band in one instance and her husband and son in the other instance, owns two entities ("Related Franchisors"), each of which operates one franchised Barbeques Galore store in Orange County, California. The Related Franchisors' franchise agreements provide the Related Franchisors with the exclusive right to open, upon Company approval, additional Barbeques Galore stores within a specified territory in Orange County.

A portion of the Ordinary Shares and stock options repurchased or cancelled in connection with the Capital Reduction were repurchased from or cancelled in exchange for payment to principal shareholders of the Company. The Company repurchased or cancelled stock options, as applicable: 8,231 Ordinary Shares beneficially owned by Gordon Howlett, a director of the Company, for an aggre-gate of A$60,000; 37,107 Ordinary Shares beneficially owned by Philip Gardiner, a director of the Company, for an aggregate of A$270,482; stock options granted to Mr. Price for the purchase of 27,438 Ordinary Shares in exchange for A$10,000; and stock options granted to David Glaser, the Secretary of the Com-pany, and Kevin Ralphs, the Chief Financial Officer of Galore USA, each for the purchase of 2,743 Ordinary Shares in exchange for A$2,500 each. These transac-tions were on terms the same as or less favorable than those provided to other shareholders or option holders whose interests were repurchased or cancelled.

The Company leases certain retail facilities to Rebel under an arms-length landlord-tenant relationship. For the twelve months ended June 30, 1996 and the seven months ended January 31, 1997, Rebel reimbursed the Company A$703,000 and A$352,000 for these leases. Until July 10, 1997, Messrs. Linz and Gavshon were directors and significant shareholders of Rebel.

COMPANY POLICY CONCERNING TRANSACTIONS WITH AFFILIATES

Under the Australian Corporations Law, directors are prohibited from entering into transactions with the Company conferring a benefit on any director which are not on "arms-length" commercial terms, except where limited exemptions apply or detailed approval procedures are first observed. The Company has adopted a more stringent policy based on the Australian Corporations Law that requires that all transactions with directors, executive officers and other affiliates will be on terms that are believed to be at least as favorable to the Company as could be obtained from unaffiliated third parties and that such transactions must be approved by a majority of the Company's disinterested directors.

The Company believes that the foregoing transactions with directors, executive officers and other affiliates were completed on terms as favorable to the Com-pany as could have been obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of the Ordinary Shares as of September 30, 1997 (as if all Convertible Notes had been converted into Ordinary Shares as of such date) and as adjusted to reflect the sale of the shares pursuant to the Offering with respect to (i) each person or entity known by the Company to beneficially own 5% or more of the outstanding Ordinary Shares, (ii) each of the Company's directors, (iii) each of the Company's exec-utive officers who owns Ordinary Shares, and (iv) all directors and executive officers of the Company as a group. None of the Company's principal share-holders or their affiliates will sell shares in the Offering.

                                         --------------------------------------
                                                           PERCENTAGE OF SHARES
                                                          BENEFICIALLY OWNED(1)
                                         NUMBER OF SHARES ---------------------
                                             BENEFICIALLY     BEFORE      AFTER
NAME                                             OWNED(1)   OFFERING   OFFERING
----                                     ----------------   --------   --------
Sam Linz(2)............................         1,293,895     42.5%      28.5%
Robert Gavshon(3)......................           223,498      7.3%       4.9%
John Price(4)..........................            71,880      2.4%       1.6%
Philip Gardiner(5).....................            23,596       *          *
Gordon Howlett(6)......................            13,718       *          *
Sydney Selati(7).......................           147,008      4.8%       3.2%
Wispjune Pty Limited(8)................           162,210      5.3%       3.6%
 Level 10
 1 Market Street
 Sydney, NSW 2000
Geblon Pty Limited(9) .................           167,402      5.5%       3.7%
 Level 10
 1 Market Street
 Sydney, NSW 2000
Sarwill Pty Limited(10) ...............           149,016      4.9%       3.3%
 Suite 6
 10-12 Woodville Street
 Hurstville, NSW 2000
All directors and executive officers as
 a group (9 persons)(11)...............         1,773,595     58.3%      39.1%

-------
* Less than 1%
(1) Beneficial ownership is determined in accordance with the rules of the Com-mission and generally includes voting or investment power with respect to secu-rities. Ordinary Shares subject to stock options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within sixty (60) days of the date hereof, are deemed outstanding for computing the percentage of the person holding such stock options but are not deemed out-standing for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentages calculated are based on 3,041,652 shares before the Offering (4,541,652 shares after the Offering, assuming no exercise of the Underwriters' over-allotment option) issued and outstanding as of July 31, 1997. If the Underwriters' over-allotment option is exercised in full, 4,766,652 shares will be outstanding. Excludes 203,038 Ordinary Shares issuable upon the exercise of stock options granted under the Executive Share Option Plan and 200,000 Ordi-nary Shares issuable upon the exercise of stock options to be granted under the 1997 Share Option Plan concurrently with the Offering. There are an additional 129,254 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Share Option Plan.
(2) Includes 162,210 Ordinary Shares held by Wispjune Pty Limited ("Wispjune"), a company in which Mr. Linz owns a 72.5% interest, with Mr. Gavshon and Mr. Price owning the remaining 22.5% and 5.0%, respectively, and 167,402 Ordinary Shares held by Geblon Pty Limited ("Geblon"), a company in which Mr. Linz and Mr. Gavshon each have a 50% ownership interest, with Mr. Linz retaining voting control of the company. See Notes (8) and (9) below. Excludes 88,459 Ordinary Shares held by ANZ Nominees Limited on behalf of members of Mr. Linz's imme-diate family, and 14,322 Ordinary Shares held by Bosmana Pty Limited ("Bosmana"), a trustee of one of the Company's Superannuation Funds, of which Mr. Linz is one of the three directors. Mr. Linz disclaims beneficial ownership of the foregoing Ordinary Shares held by ANZ Nominees Limited and Bosmana, except to the extent of his pecuniary interest therein. None of Messrs. Linz, Gavshon or Price has or shares voting or investment power over the securities held by ANZ Nominees Limited or Bosmana. While Messrs. Linz and Gavshon are each members of the Board of Directors of Bosmana, they do not have any agree-ment or understanding as to the voting or investment of these securities.
(3) Includes 149,016 outstanding Ordinary Shares held by Sarwill Pty Limited ("Sarwill"), a corporation owned by Mr. Gavshon and his wife. See Note (10). Also includes 1,207 outstanding Ordinary Shares held by Mr. Gavshon's resident children. Excludes 162,210 Ordinary Shares held by Wispjune, in which Mr. Gavshon has a 22.5% interest, and 167,402 Ordinary Shares held by Geblon, a company in which Mr. Gavshon holds a 50.0% interest. See Notes (2), (8) and
(9). Excludes 14,322 Ordinary Shares held by Bosmana, of which Mr. Gavshon is one of three directors. Mr. Gavshon disclaims beneficial ownership of the Ordi-nary Shares held by Wispjune, Geblon and Bosmana, except to the extent of his pecuniary interest therein.
(4) Excludes 162,210 outstanding Ordinary Shares held by Wispjune, in which Mr. Price has a 5.0% interest. Mr. Price disclaims beneficial ownership of the Ordinary Shares held by Wispjune, except to the extent of his pecuniary interest therein. See Notes (2) and (8).
(5) Includes 23,596 Ordinary Shares issuable upon conversion of the Convertible Notes held by Macquarie Investment Management Limited. Mr. Gardiner disclaims beneficial ownership of such Ordinary Shares, except to the extent of his pecu-niary interest therein. Certain Ordinary Shares previously held by Mr. Gardiner were repurchased by the Company in the Delisting transaction. See "Certain Transactions--Recent Delisting Transaction."
(6) Includes 13,718 Ordinary Shares issuable upon conversion of the Convertible Notes held by Fagume Pty. Limited. Certain Ordinary Shares previously held by Mr. Howlett were repurchased by the Company in the Delisting transaction. See "Certain Transactions--Recent Delisting Transaction."
(7) Includes 68,595 Ordinary Shares owned by the Selati Living Trust dated June 30, 1984, of which Mr. Selati and his wife are trustees. Also includes 68,594 Ordinary Shares held by the Selati Family Partnership L.P., of which Mr. Selati is the sole general partner. Also includes 9,819 Ordinary Shares held by Mr. Selati's wife. Excludes 4,664 Ordinary Shares held by Mr. Selati's three adult children. Mr. Selati disclaims beneficial ownership of all Ordinary Shares held by his children.
(8) Mr. Linz, Mr. Gavshon and Mr. Price, Directors of the Company, own 72.5%, 22.5% and 5.0%, respectively, of Wispjune. As such, Mr. Linz is deemed to have voting and investment power with respect to these Ordinary Shares. Mr. Gavshon and Mr. Price have disclaimed beneficial ownership of the Ordinary Shares held by Wispjune, except to the extent of their pecuniary interest in such Ordinary Shares. See Notes (2), (3) and (4).
(9) Mr. Linz and Mr. Gavshon, Directors of the Company, each own 50.0% of the Ordinary Shares of Geblon, with Mr. Linz retaining voting control of the Com-pany. Mr. Gavshon disclaims his beneficial ownership of the Ordinary Shares held by Geblon except to the extent of his pecuniary interest in such Ordinary Shares. See Notes (2) and (3).
(10) Mr. Gavshon, a Director of the Company, jointly with his wife, is the owner of Sarwill. See Note (3) above.
(11) See Notes (2) through (10).

                              SELLING SHAREHOLDERS

The Selling Shareholders listed in the table below have agreed to sell the number of Ordinary Shares set forth opposite their respective names. The Selling Shareholders are selling an aggregate of 200,000 Ordinary Shares. The table sets forth information with respect to beneficial ownership of the Ordi-nary Shares by the Selling Shareholders as of September 30, 1997 (as if all Convertible Notes had been converted into Ordinary Shares as of such date) and as adjusted to reflect the sale of shares pursuant to the Offering. Each Selling Shareholder's position, office or other material relationship with the Company for the last three years, if any, is also stated. All information with respect to beneficial ownership has been furnished by the respective Selling Shareholders. The Offering may be viewed as a primary offering on behalf of the Company with respect to any sales by employees of SBC Warburg Australia.


                          ----------------------------------------------------------
                          BENEFICIAL OWNERSHIP     SHARES TO  BENEFICIAL OWNERSHIP
                           BEFORE OFFERING(1)      BE SOLD IN AFTER OFFERING(1)(2)
NAME                          NUMBER      PERCENT   OFFERING     NUMBER      PERCENT
----                      ------------ ----------  ---------- ----------- ----------
Blaironia Pty Limited...        59,647        2.0%   10,426        49,221        1.1%
Halcyon Pty Limited(3)..        23,859          *     4,171        19,688          *
Timewalk Pty Limited....        59,647        2.0%   10,426        49,221        1.1%
RG Investments (Austra-
 lia) Pty Limited.......        59,647        2.0%   10,426        49,221        1.1%
Navarra Investments Pty
 Ltd.(3)................         2,385          *       417         1,968          *
Depofo Pty Ltd.(3)......         2,982          *       521         2,461          *
Talbot Pty Limited(3)...        11,929          *     2,085         9,844          *
Scelara Pty Limited.....        23,859          *     4,171        19,688          *
Borlas Pty Limited......        59,647        2.0%   10,426        49,221        1.1%
Dalbrun Pty Ltd.(3).....        23,859          *     4,171        19,688          *
Pesas Pty Ltd. (A/C
 Super Fund)(3).........        23,859          *     4,171        19,688          *
Rupert Baroona Pty Ltd--
 the Carter Account(3)..        14,911          *     2,607        12,304          *
Nassa Investments Pty
 Limited(3).............        11,929          *     2,085         9,844          *
Shane D. Finemore(3)....        11,929          *     2,085         9,844          *
Warana Holdings Pty
 Ltd.(3)................        35,788        1.2%    6,256        29,532          *
Kelstan Pty Ltd.(3).....        59,647        2.0%   10,426        49,221        1.1%
Kahuna Investments Pty
 Limited(3).............        59,647        2.0%   10,426        49,221        1.1%
Megwil Pty Ltd. A/C/ WPG
 Superfund(3)...........        29,823        1.0%    5,213        24,610          *
Potter Warburg Nominees
 Pty. Limited(3)........        11,929          *     2,085         9,844          *
Todizo Pty Limited(3)...        55,472        1.8%    9,696        45,776        1.0%
AJA Investments Pty Lim-
 ited(3)................        47,717        1.6%    8,341        39,376          *
National Nominees Limit-
 ed.....................        71,576        2.4%   12,512        59,064        1.3%
ANZ Nominees Limited....       106,291        3.5%   18,580        87,711        1.9%
Conargo Plains Pty
 Ltd.(3)................        11,929          *     2,085         9,844          *
RJR Capital Pty
 Ltd.(3)................        59,647        2.0%   10,426        49,221        1.1%
Chirico Pty Ltd.(3).....        59,647        2.0%   10,426        49,221        1.1%
P.K. Capital Pty.
 Ltd.(3)................        15,508          *     2,711        12,797          *
Exim Nominees Pty.
 Ltd....................        13,718          *     2,398        11,320          *
Dennis Hoffman..........           548          *        96           452          *
Joyce Hoffman...........           548          *        96           452          *
David Katz..............         9,328          *     1,631         7,697          *
Robert & Ann Patricia
 McLeod(4)..............         5,487          *       959         4,528          *
Keith B. Abrams.........         5,487          *       959         4,528          *
Richard Wunsh...........         2,743          *       480         2,263          *
Patjon Pty Ltd.(4)......        29,573        1.0%    5,169        24,404          *
Alney Pty Ltd.(4).......        14,117          *     2,468        11,649          *
GDL Investments Pty
 Ltd.(4)................        15,455          *     2,702        12,753          *
Australip Pty Ltd.......        13,718          *     2,398        11,320          *
Martin Tabachnik........         5,487          *       959         4,528          *
Dresner Investments Pty
 Ltd....................         5,487          *       959         4,528          *
Jokari Pty Ltd..........         2,743          *       480         2,263          *
David M. Schnaid........         3,577          *       625         2,952          *
Lawrence A. Oster.......         1,426          *       250         1,176          *

-------

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Com-mission and generally includes voting or investment power with respect to secu-rities. Ordinary Shares subject to stock options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within sixty (60) days of the date hereof, are deemed outstanding for computing the percentage of the person holding such stock options but are not deemed out-standing for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table have sole voting and investment with respect to all Ordinary Shares shown as beneficially owned by them. The percentages calculated are based on 3,041,652 shares before the Offering (4,541,652 shares after the Offering) issued and outstanding as of July 31, 1997.

(2) Assumes the Underwriters' over-allotment option is not exercised.

(3) The Selling Shareholder is affiliated with an officer or director of SBC Warburg Australia, an affiliate of a co-manager in the Offering. Under the terms of the Convertible Notes, SBC Warburg Australia is the representative of the Noteholders and received certain underwriting and advised fees in connec-tion with the original issuance of the Convertible Notes. See "Certain Transac-tions--Recent Delisting Transaction."

(4) Cedarford Pty Ltd., a company owned by Robert and Ann Patricia McLeod, is a licensee of the Company. Patjon Pty Ltd., Alney Pty Ltd. and GDL Investments Pty Ltd. are associated with financial and corporate advisors to the Company. In addition, Patjon Pty Ltd., Alney Pty Ltd. and GDL Investments Pty Ltd. are holders of Convertible Notes, but the Company believes that each beneficially owns less than 10% of the voting securities of the Company outstanding on a fully diluted basis. The Company believes that none of the foregoing persons or entities is an affiliate of the Company within the meaning of the Exchange Act.

                        DESCRIPTION OF ORDINARY SHARES

The rights afforded the Ordinary Shares underlying the ADSs are governed by the Articles of the Company and the laws applicable in the Commonwealth of Australia. This includes in particular the Australian Corporations Law. The following description summarizes those rights and is qualified in its entirety by reference to the Articles, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

General. The Company has authorized capital of A$100,000,000 divided into 27,437,853 shares of A$3.64 each (rounded to the nearest cent). At July 31, 1997 there were 1,843,726 fully paid Ordinary Shares issued and outstanding.

The Directors of the Company have the power to issue authorized but unissued shares in different classes, or with special, preferred or deferred rights and restrictions, or on deferred terms for payment of the subscription amount. These rights may relate to voting, dividend, return of capital or any other matter, and may include redeemable preference shares.

Voting. Each shareholder present in person, by proxy or by properly appointed representative shall have one vote at a meeting of shareholders unless a poll is called. If a poll of shareholders is called, then each shareholder shall have one vote per share, subject to any special rights attaching to shares at the time of issue and to provisos that (i) a shareholder shall not be entitled to vote unless all calls and other sums presently payable by that shareholder in respect of shares in the Company have been paid, and (ii) partly paid shares, which have not been offered pro rata to other shareholders, shall only confer a proportional vote per share. At this time there are no partly paid shares authorized or outstanding. A poll may be called by the chairman, any five shareholders, or any shareholder or shareholders holding 10% of the paid-up capital or the total votes of persons entitled to vote.

At least 14 days notice must be given of any meeting, with the requirement extending to 21 days if any special resolution is to be voted on at the meet-ing. The quorum for a meeting shall be three members, with a proviso that if a quorum does not attend, then, unless it is a meeting convened on a shareholder request, the meeting shall be adjourned to such day as the directors deter-mine, or if no determination, to the same day, time and place in the next week. If a quorum does not attend the adjourned meeting, the meeting shall be dissolved. If a quorum does not attend a meeting that was convened on a share-holder request, the meeting shall be dissolved without any later adjourned meeting.

An annual general meeting of shareholders must be convened to consider the financial accounts and to vote on directors, with at least one third of the directors presenting themselves for re-election. No director may serve for a period in excess of three years without submitting himself for re-election, provided, however, that a retiring director may be re-appointed. This Board re-election procedure could delay shareholders from removing a majority of the Board for a period of three years, unless they are able to obtain the requi-site vote to remove a director. The foregoing may have a significant effect in delaying, deferring or preventing a change in control of the Company, even though such change might be beneficial to the Company and its shareholders, and may adversely affect the voting and other rights of other holders of Common Stock.

Four of the Company's officers and directors will beneficially own an aggre-gate of 38.2% of the Company's outstanding Ordinary Shares (36.2% if the Underwriters' over-allotment option is exercised in full) immediately fol-lowing this Offering. Accordingly, these shareholders will be able to signifi-cantly influence the election of the Company's directors and the outcome of corporate actions requiring shareholder approval, such as mergers and acquisi-tions, regardless of how many other shareholders of the Company may vote. See "Risk Factors--Control of the Company."

Resolutions. There are two main types of shareholder resolutions under Austra-lian corporate law, ordinary resolutions, which must be approved by more than 50% of the votes cast (with the chairman having a vote), and special resolu-tions, which must be approved by at least 75% of the votes cast. Appointment of directors and most general business is decided by ordinary resolution, while matters such as changes to the Articles and liquidation require a spe-cial resolution.

Class Rights. If at any time the Company has more than one class of shares on issue then the rights attaching to a class cannot be varied without the approval of a special resolution passed at a meeting of those shareholders.

Transfer of Shares. Shares in the Company may be transferred by any usual form of transfer or other form approved by the Directors of the Company, but the certificate for the shares must be filed with the Company. Currently, appli-cable law requires transfers to be made in writing and stamp duty of 0.6% must be paid in relation to any transfer. The Directors may refuse to register any transfer of shares where any of the following apply: (i) the Company has a lien on the shares; (ii) where the transfer is of a partly paid share in respect of which the directors have required the transferee or an authorized officer of the transferee to complete a statutory declaration stating that the transferee is financially able to meet any unpaid liability in respect of the share and such a declaration has not been received by the Company; (iii) where the Company may refuse to register the transfer under the Official Listing Rules of the ASE; or (iv) the Company is required to refuse to register the transfer in accordance with a law relating to stamp duty or pursuant to a court order.

There are no preemptive rights. However, contingent upon the occurrence of the Offering, the Company expects the Noteholders to convert the entire principal balance of such Convertible Notes into the Company's Ordinary Shares according to the Note Subscription Agreement by and between the Company and SBC Warburg Australia. Upon the consummation of a listing of the Company's securities on a recognized stock exchange or securities market, such as is the case with the Offering, the Noteholders are entitled to cause the Company to apply for offi-cial quotation of their converted Ordinary Shares on such stock exchange or securities market. All Noteholders will have waived their rights to have their Ordinary Shares listed in connection with the Offering.

Buyback. There is a general limitation under the Australian Corporations Law on the Company purchasing or providing financial assistance in relation to the acquisition of shares in the Company. However, there is a specific exemption allowing the Company to make limited buybacks of shares in the Company. Any buyback must satisfy a range of conditions, which conditions vary depending on whether the buyback involves the acquisition of more than 10% of the capital of the Company and/or whether all shareholders have the opportunity to participate equally in that buyback. These restrictions do not apply to debt securities.

Australian Takeover Laws. Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other lim-ited circumstances. These limitations are set forth in the Takeovers Act. Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of the Company (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in the Company and as a result the total hold-ings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that under current foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of for-eign ownership exceeds 40% in the ordinary course of trading, unless the Trea-surer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any fur-ther shares, including in the course of trading in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, the Company would be considered a foreign person under the Takeovers Act. In such event, the Company would be required to obtain the approval of the Trea-surer for the Company, together with its associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$5 million or (ii) any direct or indirect ownership interest in Australian residential real estate. In addition, the percentage of foreign ownership of the Company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since the Company has no current plans for any such acquisitions and only owns commercial property, any such approvals required to be obtained by the Company as a foreign person under the Takeovers Act will not affect the Company's current or future ownership or lease of property in Australia. However, there would be no material tax conse-quence to shareholders of the Company (including holders of ADSs) resulting from the Company being deemed a foreign person under the Takeovers Act. If all of the ADSs offered hereby are acquired by foreign persons or their associates, then the level of foreign ownership of the Company's equity securities will be approximately 42.2% (or approximately 44.9% if the Underwriters' over-allotment option is exercised in full). The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if the Company were to sell additional Ordinary Shares or ADSs in the future.

Dividends. Holders of Ordinary Shares are entitled to receive, on a pro rata basis in proportion to the capital paid upon on such shares, such dividends as may be recommended by the Directors and approved by shareholders in a general meeting, subject to such other preferential or special rights as may be attached to any new shares issued by the Company. The ability of U.S. persons who hold ADSs to participate in rights offerings or share dividend alternatives which the Company may undertake in the future will be restricted if the Company decides not to register such offerings pursuant to the Securities Act. While the Company is not currently planning any such action, no assurance can be given that such action will not be taken in the future or that, if any such action is taken by the Company, it will be feasible to include U.S. persons.

Liquidations. On a liquidation, the liquidator may divide among the share-holders the whole or any part of the assets of the Company and may vest the whole or any part of such assets upon trust for the benefit of the sharehold-ers. Such action requires the approval of a special resolution and is at the discretion of the liquidator. No shareholder shall be compelled to accept any shares or other securities where there is any liability.

Related Party Provisions. Under the Corporations Law, directors are prohibited from entering into transactions with the Company conferring a benefit on any director which are not on "arms-length" commercial terms, except where limited exemptions apply or detailed approval procedures are first observed.

Enforceability of Civil Liabilities. The Company is an Australian public lim-ited company. Almost all of its current directors and executive officers reside outside the United States (principally in the Commonwealth of Australia). All or a substantial portion of the assets of these persons and of the Company are located outside the United States (principally in the Commonwealth of Austra-lia). As a result, it may not be possible for investors to effect service of process within the United States upon such persons or the Company or to enforce against such persons or the Company in foreign courts judgments obtained in U.S. courts predicated upon the civil liability provisions of the Federal secu-rities laws of the United States. The Company has been advised by its Austra-lian counsel, Freehill, Hollingdale & Page, that there is doubt as to the enforceability in the Commonwealth of Australia, in original actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon federal or state securities laws of the United States, especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served under Australian law.

                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

The following is a summary of certain provisions of the Deposit Agreement (in-cluding any exhibits thereto, the "Deposit Agreement") dated as of November 6, 1997 among the Company, Morgan Guaranty Trust Company of New York, as deposi-tary (the "Depositary"), and the holders (the "Holders") from time to time of the ADRs issued thereunder. The following description summarizes all material provisions of the Deposit Agreement and is qualified in its entirety by refer-ence to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the "Principal New York Office"), which is presently located at 60 Wall Street, New York, New York 10260. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

ADRs evidencing ADSs are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date hereof, the right to receive one Ordinary Share deposited under the Deposit Agreement (together with any additional Ordinary Shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Ordinary Shares, the "Deposited Securities") with the Custodian under the Deposit Agreement (together with any successor or succes-sors thereto, the "Custodian"). An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as Holders.

DEPOSIT, TRANSFER AND WITHDRAWAL

In connection with the deposit of Ordinary Shares under the Deposit Agreement, the Depositary or the Custodian may require the following in form satisfactory to it: (a) a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons designated in such order an ADR or ADRs evidencing the number of ADSs representing such deposited Ordinary Shares (a "Delivery Order"); (b) proper endorsements or duly executed instru-ments of transfer in respect of such deposited Ordinary Shares; (c) instruments assigning to the Custodian or its nominee any distribution on or in respect of such deposited Ordinary Shares or indemnity therefor; and, (d) proxies enti-tling the Custodian to vote such deposited Ordinary Shares. As soon as practi-cable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to the form of ADR, the Custodian shall present such Depos-ited Securities for registration of transfer into the name of the Custodian or its nominee, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Depos-ited Securities shall be held by the Custodian for the account and to the order of the Depositary at such place or places and in such manner as the Depositary shall determine. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly permitted in the Deposit Agree-ment.

After any such deposit of Ordinary Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. After receiving such notice from the Custodian, the Depositary, subject to the terms and conditions of the Deposit Agreement, shall execute and deliver at the Transfer Office (the "Transfer Office") which is presently located at the Principal New York Office, to or upon the order of any person named in such notice, an ADR or ADRs registered as requested and evi-dencing the aggregate ADSs to which such person is entitled.

Subject to the terms and conditions of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (a) Ordinary Shares in form satisfactory to the Custodian;
(b) rights to receive Ordinary Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Ordinary Share owner-ship or transactions; or, (c) other rights to receive Ordinary Shares (until such Ordinary Shares are actually deposited pursuant to (a) or (b) above, "Pre-released ADRs") only if (i) Pre-released ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not constitute "Deposited Securities"), (ii) each recipient of Pre-released ADRs agrees in writing with the Depositary that such recipient (a) owns such Ordinary Shares, (b) assigns all beneficial right, title and interest therein to the Depositary, (c) holds such Ordinary Shares for the account of the Depositary and (d) will deliver such Ordinary Shares to the Custodian as soon as practicable and promptly upon demand therefor and (iii) all Pre-released ADRs evidence not more than 20% of all ADSs (excluding those evidenced by Pre-released ADRs), provided that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. At the request, risk and expense of the person depositing Ordinary Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADRs at a place other than its office. Every person depositing Ordinary Shares under the

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Deposit Agreement is deemed to represent and warrant that such Ordinary Shares are validly issued and outstanding, fully paid, nonassessable and free of pre-emptive rights, that the person making such deposit is duly authorized so to do and that such Ordinary Shares (A) are not "restricted securities" as such term is defined in Rule 144 under the Securities Act of 1933 unless at the time of deposit they may be freely transferred in accordance with Rule 144(k) and may otherwise be offered and sold freely in the United States or (B) have been reg-istered under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Ordinary Shares and issuance of ADRs.

Subject to the terms and conditions of the Deposit Agreement, upon surrender of an ADR in form satisfactory to the Depositary at the Transfer Office, the Holder thereof is entitled to delivery at the Custodian's office of the Depos-ited Securities at the time represented by the ADSs evidenced by such ADR. At the request, risk and expense of the Holder thereof, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the Holder. Notwithstanding any other provision of the Deposit Agreement or the ADR, the withdrawal of Deposited Securities may be restricted only for the rea-sons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act of 1933.

DISTRIBUTIONS ON DEPOSITED SECURITIES

Subject to the terms and conditions of the Deposit Agreement, to the extent practicable, the Depositary will distribute by mail to each Holder entitled thereto on the record date set by the Depositary therefor at such Holder's address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder's ADRs:

  (a) Cash: Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in the Deposit Agree-ment ("Cash"), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain Holders, and (iii) deduction of the Depositary's expenses in (1) converting any foreign cur-rency to U.S. dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reason-able cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

  (b) Ordinary Shares: (i) Additional ADRs evidencing whole ADSs representing any Ordinary Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Ordinary Shares (an "Ordinary Share Distribution") and (ii) U.S. dollars available to it resulting from the net proceeds of sales of Ordinary Shares received in a Ordinary Share Distribution, which Ordinary Shares would give rise to frac-tional ADSs if additional ADRs were issued therefor, as in the case of Cash.

  (c) Rights: (i) Warrants or other instruments in the discretion of the Depositary representing rights to acquire additional ADRs in respect of any rights to subscribe for additional Ordinary Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities ("Rights"), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (the Company has no obligation to so fur-nish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any U.S. dollars avail-able to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the nontransferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse); and

  (d) Other Distributions: (i) Securities or property available to the Depos-itary resulting from any distribution on Deposited Securities other than Cash, Ordinary Share Distributions and Rights ("Other Distributions"), by any means that the Depositary may deem equitable and practicable, or (ii) to the extent the Depositary deems distribution of such securities or prop-erty not to be equitable and practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash. Such U.S. dollars available will be distributed by checks drawn on a bank in the United States for whole dollars and cents (any frac-tional cents being withheld without liability for interest and added to future Cash distributions).

To the extent that the Depositary determines in its discretion that any distri-bution is not practicable with respect to any Holder, the Depositary may make such distribution as it so determines is practicable, including the distribu-tion of foreign currency, securities or property (or appropriate documents evi-dencing the right to receive foreign currency, securities or

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

property) or the retention thereof as Deposited Securities with respect to such Holder's ADRs (without liability for interest thereon or the investment there-of).

There can be no assurance that the Depositary will be able to effect any cur-rency conversion or to sell or otherwise dispose of any distributed or offered property, subscription or other rights, Ordinary Shares or other securities in a timely manner or at a specified rate or price, as the case may be.

U.S. SECURITIES LAWS

The ability of U.S. persons who hold ADSs to participate in rights offerings or share dividend alternatives which the Company may undertake in the future will be restricted if the Company decides not to register such offerings under the Securities Act. While the Company is not currently planning any such action, no assurance can be given that such action will not be taken in the future or that, if any such action is taken by the Company, it will be feasible to include U.S. persons.

DISCLOSURE OF INTERESTS

To the extent that the provisions of or governing any Deposited Securities may require disclosure of or impose limits on beneficial or other ownership of Deposited Securities, other Ordinary Shares and other securities and may pro-vide for blocking transfer, voting or other rights to enforce such disclosure or limits, Holders and all persons holding ADRs agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the Depositary in the Depositary's compliance with any Company instructions in respect thereof, and, in the Deposit Agreement, the Depositary has agreed to use reasonable efforts to comply with such Company instructions.

RECORD DATES

The Depositary will, after consultation with the Company if practicable, fix a record date (which shall be as near as practicable to any corresponding record date set by the Company) for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such Holders shall be so entitled.

VOTING OF DEPOSITED SECURITIES

As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Ordinary Shares or other Deposited Securities, the Depositary shall mail to Holders a notice stating (a) such information as is contained in such notice and any solicitation materials,
(b) that each Holder on the record date set by the Depositary therefor will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person desig-nated by the Company. Upon receipt of instructions of a Holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and per-mitted under the provisions of or governing Deposited Securities to vote or cause to be voted (or to grant a discretionary proxy to a person designated by the Company to vote in accordance with (c) above) the Deposited Securities rep-resented by the ADSs evidenced by such Holder's ADRs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any Deposited Securities. If no instructions are received by the Depositary from any Holder with respect to any of the Deposited Securities rep-resented by the ADSs evidenced by such Holders' ADRs on or before the date established by the Depositary for such purpose, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writ-
ing) that (i) the Company does not wish such proxy given, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of holders of Ordinary Shares; provided, further, that the Depositary shall not be obligated to give any such proxy unless and until the Depositary has been provided with an opinion, which shall be given at the time of entering into the Deposit Agreement and prior to each vote in which a discretionary proxy is to be provided, of counsel to the Company, in form and substance sat-isfactory to the Depositary, to the effect that (i) the granting of such proxy does not subject the Depositary to any reporting obligations in the Common-wealth of Australia, including any states thereof, (ii) the granting of such proxy will not result in a violation of any of the laws of either the Common-wealth of

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Australia or any states thereof and (iii) the voting arrangement and proxy as contemplated herein will be given effect under Australian law.

There can be no assurance that the Holders generally or any Holder in partic-ular will receive the notice described in this subheading sufficiently prior to the date established by the Depositary for the receipt of instructions to ensure that the Depositary will in fact receive such instructions on or before such date. Neither the Depositary nor the Company shall be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote.

INSPECTION OF TRANSFER BOOKS

The Deposit Agreement provides that the Depositary will keep books at its Transfer Office for the registration, registration of transfer, combination and split-up of ADRs, which at all reasonable times will be open for inspec-tion by the Holders and the Company for the purpose of communicating with Holders in the interest of the business of the Company or a matter related to the Deposit Agreement.

REPORTS AND OTHER COMMUNICATIONS

The Depositary shall make available for inspection by Holders at the Transfer Office any reports and communications received from the Company which are both
(a) received by the Depositary as the holder of the Deposited Securities and
(b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to the Holders copies of such reports when furnished by the Company. Any such reports and communications furnished to the Depositary by the Company shall be furnished in English.

On or before the first date on which the Company makes any communication available to holders of Deposited Securities or any securities regulatory authority or stock exchange, by publication or otherwise, the Company shall transmit to the Depositary a copy thereof in English or with an English trans-lation or summary. In connection with any registration statement under the Securities Act of 1933 relating to the ADRs or with any undertaking contained therein, the Company and the Depositary shall each furnish to the other and to the United States Securities and Exchange Commission or any successor govern-mental agency such information as shall be required to make such filings or comply with such undertakings. The Company has delivered to the Depositary, the Custodian and any Transfer Office, a copy of all provisions contained in the Articles or any other charter document of or governing the Shares and any other Deposited Securities which are issued or adopted by the Company or any affiliate of the Company (other than copies of Australian laws, rules and reg-ulations) and, promptly upon any change thereto, the Company shall deliver to the Depositary, the Custodian and any Transfer Office, a copy (in English or with an English translation) of such provisions as so changed. The Depositary and its agents may rely upon the Company's delivery thereof for all purposes of the Deposit Agreement.

CHANGES AFFECTING DEPOSITED SECURITIES

Subject to the terms and conditions of the Deposit Agreement, the Depositary may, in its discretion, amend the form of ADR or distribute additional or amended ADRs (with or without calling the ADRs for exchange) or cash, securi-ties or property on the record date set by the Depositary therefor to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of Deposited Securities, any Ordinary Share Distribution or Other Distribution not distributed to Holders or any cash, securities or prop-erty available to the Depositary in respect of Deposited Securities from (and, in the Deposit Agreement, the Depositary is authorized to surrender any Depos-ited Securities to any person and to sell by public or private sale any prop-erty received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company, and to the extent the Depositary does not so amend the ADR or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or prop-erty results from any of the foregoing shall constitute Deposited Securities and each ADS shall automatically represent its pro rata interest in the Depos-ited Securities as then constituted.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

The ADRs and the Deposit Agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise preju-dice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders. Every Holder of an ADR at the time any amendment to the Deposit Agreement

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so becomes effective shall be deemed, by continuing to hold such ADR, to con-
sent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder of any ADR to surrender such ADR and receive the Deposited Securities repre-sented thereby, except in order to comply with mandatory provisions of appli-cable law.

The Depositary may (upon written notice to the Company if, any time after 60 days have expired after the Depositary will have delivered to the Company a written notice of its election to resign, a successor depositary will not have been appointed and accepted its appointment in accordance with the Deposit Agreement), and shall at the written direction of the Company, terminate the Deposit Agreement and the ADRs by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termi-nation. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs, except to advise Holders of such termination, receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn. As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be dis-charged from all obligations under the Deposit Agreement except for its obliga-tions to the Depositary and its agents.

CHARGES OF DEPOSITARY

The Depositary may charge each person to whom ADRs are issued against deposits of Ordinary Shares including deposits in respect of Ordinary Share Distribu-tions, Rights and Other Distributions and each person surrendering ADRs for withdrawal of Deposited Securities, US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered. The Company will pay all other charges and expenses of the Depositary and any agent of the Deposi-tary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Ordinary Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Ordinary Shares, ADRs or Deposited Securities (which are payable by such per-sons or Holders), (iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Ordinary Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Ordinary Shares as of the date of the Deposit Agreement) and (iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).

LIABILITY OF HOLDERS FOR TAXES

If any tax or other governmental charge shall become payable by or on behalf of the Custodian or the Depositary with respect to the ADRs, any Deposited Securi-ties represented by the ADRs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the Holder thereof to the Depositary. The Depositary may refuse to effect any registration, registra-tion of transfer, split-up or combination thereof or, subject to the terms and conditions of the Deposit Agreement, any withdrawal of such Deposited Securi-ties until such payment is made. The Depositary may also deduct from any dis-tributions on or in respect of Deposited Securities, or may sell by public or private sale for the account of the Holder thereof any part or all of such Deposited Securities (after attempting by reasonable means to notify the Holder thereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder thereof remaining liable for any deficiency, and shall reduce the number of ADSs evidenced thereby to reflect any such sales of Deposited Securities. In connection with any distribution to Holders, the Company will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Company; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or the Custodian. If the Depositary determines that any distribution in property other than cash (including Ordi-nary Shares or rights) on Deposited Securities is subject to any tax that the Depositary or the Custodian is obligated to withhold, the Depositary may dis-pose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto.

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GENERAL LIMITATIONS

The Depositary, the Company, their agents and each of them shall: (a) incur no liability (i) if law, regulation, the provisions of or governing any Deposited Security, act of God, war or other circumstance beyond its control shall pre-vent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or the ADRs provides shall be done or performed by it, or
(ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the ADRs; (b) assume no liability except to perform its obligations to the extent they are specifically set forth in the ADRs and the Deposit Agreement without gross negligence or bad faith; (c) except in the case of the Company and its agents, be under no obligation to appear in, prose-cute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADRs; (d) in the case of the Company and its agents hereunder be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADRs, which in its opinion may involve it in expense or liability, unless indemnity satisfac-tory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required; or (e) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Ordinary Shares for deposit, any Holder, or any other person believed by it to be competent to give such advice or information. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them to be genuine and to have been signed or pre-sented by the proper party or parties. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs. The Company has agreed to indemnify the Depositary and its agents under certain circum-stances and the Depositary has agreed to indemnify the Company against losses incurred by the Company to the extent such losses are due to the negligence or bad faith of the Depositary.

Prior to the issue, registration, registration of transfer, split-up or combi-nation of any ADR, the delivery of any distribution in respect thereof, or, subject to the terms and conditions of the Deposit Agreement, the withdrawal of any Deposited Securities, the Company, the Depositary or the Custodian may require: (a) payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of Ordinary Shares or other Depos-ited Securities upon any applicable register, and (iii) any applicable charges as provided in the Deposit Agreement; (b) the production of proof satisfactory to it of (i) the identity and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, resi-dence, exchange control approval, beneficial ownership of any securities, com-pliance with applicable law (including, but not limited to evidence of compli-ance with the Corporations Law, the Banking (Foreign Exchange) Regulations or the Foreign Acquisitions and Takeovers Act 1975 of Australia), regulations, provisions of or governing Deposited Securities and terms of the Deposit Agree-ment and the ADRs, as it may deem necessary or proper; and (c) compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The issuance of ADRs, the acceptance of deposits of Ordinary Shares, the registration, registration of transfer, split-up or combination of ADRs or, subject to the terms of the Deposit Agreement, the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR Register or any register for Deposited Securities is closed or when any such action is deemed advisable by the Depositary or the Company.

GOVERNING LAW

The Deposit Agreement is governed by and shall be construed in accordance with the laws of the State of New York.

MORGAN GUARANTY TRUST COMPANY OF NEW YORK

The Depositary is Morgan Guaranty Trust Company of New York, a New York banking corporation, which has its principal office located in New York, New York. Morgan Guaranty Trust Company of New York is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropol-itan area, throughout the United States and around the world.

The Consolidated Balance Sheets of J.P. Morgan & Co. Incorporated ("J.P. Mor-gan"), the parent corporation of Morgan Guaranty Trust Company of New York, are set forth in its most recent Annual Report and Form 10-Q. The Annual Report, Form 10-K and Form 10-Q of J.P. Morgan are on file with the Commission.

The Articles of Association of Morgan Guaranty Trust Company of New York and By-Laws together with the annual report, Form 10-K and Form 10-Q of J.P. Morgan will be available for inspection at the Principal New York Office of the Depos-itary. J.P. Morgan Securities Inc., the lead managing underwriter in the Offer-ing, is an affiliate of Morgan Guaranty Trust Company.

                           CERTAIN TAX CONSIDERATIONS

Following are, under the caption "Certain Tax Considerations--Australian Taxa-tion," the opinion of Freehill, Hollingdale & Page as to the material Austra-lian tax consequences and, under the caption "Certain Tax Considerations-- United States Taxation," the opinion of Brobeck, Phleger & Harrison LLP as to the material U.S. Federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares or ADSs by U.S. Holders (as defined below). These opinions do not deal with the tax consequences to U.S. Holders who carry on a business in Australia through a permanent establishment. For purposes of these opinions, "U.S. Holder" means a beneficial owner of Ordinary Shares or ADSs that (i) for U.S. federal income tax purposes is a U.S. resident, a U.S. citizen, a domestic corporation, a domestic partnership, or a nonforeign estate or trust and (ii) does not own directly, indirectly or constructively 10% or more of the voting stock of the Company ("10% U.S. Shareholder"). These opin-ions do not purport to be a complete technical analysis or listing of all potential tax effects to holders of Ordinary Shares or ADSs. Except as other-wise noted, the statements of Australian and U.S. tax laws set forth below are based on the laws in force as of the date of this Prospectus, including the bilateral taxation convention between Australia and the United States (the "Treaty"), and are subject to any changes in Australian and U.S. law occurring after such date. No arrangements exist or are proposed under which the Company will assume liability for, or reimburse to shareholders, any tax that the Com-pany may withhold in respect of dividends in accordance with tax legislation. Purchasers of ADSs or Ordinary Shares should consult their tax advisors con-cerning the Australian tax and U.S. Federal income tax consequences of their ownership of the ADSs or Ordinary Shares. Further, purchasers who are residents of jurisdictions other than the United States should consult their tax advisors as to the tax consequences of investing in the ADSs or Ordinary Shares under the laws of their jurisdictions of residence.

These opinions represent only the best judgment of Freehill, Hollingdale & Page and Brobeck, Phleger & Harrison LLP regarding the application of Australian tax laws and United States Federal income tax laws under the Internal Revenue Code of 1986, as amended (the "Code"), respectively, as well as existing judicial decisions, administrative regulations and published rulings and procedures in the respective jurisdictions. These opinions are not binding upon the relevant Australian taxation authorities or the Internal Revenue Service, as applicable, or the courts in the respective jurisdictions, and there is no assurance that the relevant Australian taxation authorities or the Internal Revenue Service, as the case may be, will not successfully assert contrary positions. Further-more, no assurance can be given that future legislative, judicial decisions or administrative changes, applicable either on a prospective or retroactive basis, might not materially alter these opinions.

AUSTRALIAN TAXATION

The following is the opinion of Freehill, Hollingdale & Page, as to the mate-rial Australian tax consequences to U.S. Holders of the acquisition, ownership and disposition of ADSs and Ordinary Shares.

Dividends. Fully franked dividends (i.e., dividends paid out of the Company's profits which have been subject to tax at the maximum corporate tax rate) which are paid to shareholders who are not residents of Australia will not be subject to Australian income or Australian withholding taxes. Unfranked dividends (i.e., dividends that are paid out of profits that have not been subject to Australian income tax) are subject to Australian withholding tax when paid to shareholders who are non-residents of Australia. In the event the Company pays partially franked dividends, shareholders will be subject to withholding tax on the unfranked portion. Pursuant to the Treaty, the withholding tax imposed on dividends paid by the Company to a U.S. resident is limited to 15%.

Dividends which are paid to the Company by a U.S. subsidiary out of the trading profits of that subsidiary will give rise to a credit in the Company's "foreign dividend account" ("FDA"). Where the Company has a credit balance in its FDA and makes a written FDA declaration specifying that all or a portion of an unfranked dividend to be paid by the Company is an FDA dividend, the amount so specified will be exempt from Australian withholding tax. The payment of an FDA dividend gives rise to a debit in the Company's FDA account.

Sales of ADSs or Ordinary Shares. Nonresidents of Australia who do not hold and have not at any time in the five years preceding the date of disposal held (for their own account or together or together with associates) 10% or more of the issued share capital of a public Australian company are not liable for Austra-lian capital gains tax on the disposal of shares or ADSs of such company.

Nonresidents of Australia are subject to Australian capital gains tax on the disposal of shares or ADSs of a private Australian company where the disposal consideration exceeds the cost base (indexed for inflation where the shares or ADSs are held for 12 months or more). The rate of Australian tax on taxable capital gains realized by nonresidents of Australia is

36% for companies. For individuals, the rate of tax increases from 29% to a maximum of 47%. Nonresidents of Australia who are subject to Australian tax on capital gains made on the disposal of shares or ADSs are required to file an Australian income tax return for the year in which the disposal occurs.

A company listed on a stock exchange (a "Listed Company") will be treated as a private company in respect of a fiscal year for Australian tax purposes if it is closely held (i.e. at any time during that fiscal year, not less than 75% of the paid up capital of the Company, voting power or dividend rights is held by 20 or fewer persons), unless the Australian Commissioner of Taxation (the "Com-missioner"), pursuant to the discretion granted to him, rules that such company will be treated as a public company for such fiscal year. The Company will be deemed a Listed Company if the ADSs or Ordinary Shares are listed for quotation on the Nasdaq National Market.

On July 9, 1997, the Commissioner ruled that the Company will be treated as a public company for Australian tax purposes for the year ending January 31, 1998. Such ruling is based on the Company's expectation that it will not be closely held at any time after the Offering. However, because the ownership of the Company must be continuously monitored, Freehill Hollingdale & Page gives no assurance that the Company will not become closely held.

Non-residents who are securities dealers or in whose hands a profit on disposal of ADSs or Ordinary Shares is regarded as Ordinary income and not as a capital gain (such ADSs and Ordinary Shares are referred to as "revenue assets") will be subject to Australian income tax on Australian source profits arising on the disposal of the ADSs or Ordinary Shares, unless such profits are exempt from Australian tax under the Treaty. Freehill Hollingdale & Page expresses no opinion as to whether the ADSs or Ordinary Shares are revenue assets because such a conclusion depends on the particular facts and circumstances of the individual investor concerned. Prospective investors should consult their own tax advisors in this regard.

Pursuant to the Treaty, capital gains or profits arising on the disposal of ADSs or Ordinary Shares which constitute "business profits" of an enterprise carried on by a resident of the United States who does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable are exempt from Australian tax. The term "business profits" is not defined in the Treaty and thus its meaning in the present context is that which the term has under Australian tax law. The Australian Courts have held that the term business profits is not confined to profits derived from the carrying on of a business but must embrace any profit of a business nature or commercial character. The term "permanent establishment" is defined in the Treaty to mean a fixed place of business through which an enterprise is carried on and includes an Australian branch of the non-resident and an agent (other than an agent of independent status) who is authorized to conclude contracts on behalf of the non-resident and habitually exercises that authority in Australia. Any capital gains or profits derived by a resident of the United States from the disposal of the ADSs or Ordinary Shares held as revenue assets (including gains derived by a securities dealer) will constitute business profits under the Treaty and, thus be exempt from Australian tax, provided that such holder does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable.

Non-residents with no taxable capital gains or income from sources in Australia other than dividends with respect to the Ordinary Shares or ADSs are not required to file an Australian income tax return.

Stamp Duty. Stamp duty is imposed in New South Wales on any transfer of shares (or interest in shares) in a company incorporated in New South Wales and will be payable on the transfer of Ordinary Shares in the Company.
Freehill Hollingdale & Page expresses no opinion regarding the availability of any exemption from stamp duty, since the availability of exemptions depends upon the particular circumstances surrounding each transaction. As Ordinary Shares are not listed on the Australian Stock Exchange, the rate of duty is A$0.60 for each A$100.00 of the consideration paid to acquire the Ordinary Shares in the case of an arms-length sale, or the higher of the consideration or market value in any other case. Where the consideration is not less than the unencumbered value of the Ordinary Shares, duty will be payable by the person acquiring those shares. Where the consideration is less than the unencumbered value of the Ordinary Shares, or there is no consideration, the transferor and transferee are jointly and severally liable for the stamp duty. No stamp duty will be payable in Australia on the transfer of ADSs or of ADRs provided that the transfer takes place without any written instrument. Freehill Hollingdale & Page expresses no opinion regarding the imposition of stamp duty on any instru-ment executed to effect or evidence the transfer of ADSs or ADRs.

The New South Wales stamp duty laws are currently being rewritten and are expected to commence on July 1, 1998. The current draft of that rewritten leg-islation suggests that stamp duty will be imposed upon a dutiable transaction relating to ADSs or ADRs, whether or not that transaction is effected by writ-ing. Dutiable transactions include a transfer or agreement for sale or transfer of ADSs or ADRs. Freehill Hollingdale & Page expresses no opinion as to whether or not the rewritten legislation will be introduced, the content of the legis-lation, or the availability of any exemptions.

REPRESENTATIONS BY THE COMPANY

The following are representations made by the directors of the Company and have been relied upon by Freehill Hollingdale & Page in rendering their opinion set forth under the caption "Certain Tax Considerations--Australian Taxation."

The Company anticipates that all dividends, if any, to be paid in the foresee-able future will be fully franked. Dividend statements will be sent to all Ordinary Shareholders which indicate the extent to which dividends are franked and the amount of any tax withheld.

On July 9, 1997, the Australian Commissioner of Taxation (the "Commissioner") ruled that the Company will be treated as a public company for Australian tax purposes. The significance of this treatment for Australian tax purposes is addressed in the opinion of Freehill Hollingdale & Page set forth under the caption "Certain Tax Considerations--Australian Taxation." The Commissioner's ruling is based on the Company's expectation that it will not be closely held after the offering (i.e. it will not be the case that 20 or fewer persons hold 75% or more of the paid up capital of the Company, its voting power or dividend rights).

The Company expects that, in subsequent years, it will not be closely held, and therefore, that it will continue to be a public company for Australian tax pur-poses. However, because the ownership of the Company must be continuously moni-tored, there can be no assurance that the Company will not become closely held. The Company will monitor its share register and, if the need arises, seek a further exercise of the Commissioner's discretion. The Company will notify its shareholders in the event the Company is unsuccessful in maintaining its status as a public company.

UNITED STATES TAXATION

The following is the opinion of Brobeck, Phleger & Harrison LLP as to the mate-rial U.S. Federal income tax consequences to U.S. Holders other than 10% U.S. Shareholders of the acquisition, ownership and disposition of the ADSs and Ordinary Shares.

Holders of ADSs Deemed to be Owners of Ordinary Shares. For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), a U.S. Holder of ADSs will be treated as the owner of the underlying Ordinary Shares represented by such ADSs. Exchanges, deposits and withdrawals of Ordinary Shares for ADSs or ADSs for Ordinary Shares by a U.S. Holder will not result in recognition of gain or loss for U.S. Federal income tax purposes.

Cash Dividends. Distributions (other than a mere pro rata distribution of Ordi-nary Shares) made by the Company with respect to the Ordinary Shares, including Ordinary Shares represented by ADSs (including the amount of any Australian taxes withheld therefrom), will be includable in the gross income of a U.S. Holder as dividend income from a source other than within the United States to the extent of current or accumulated earnings and profits of the Company. Such dividends will not be eligible for the dividends received deduction otherwise allowed to corporations. To the extent, if any, that the amount of any such distribution exceeds the Company's current and accumulated earnings and prof-its, it will be treated first as a tax-free return of the U.S. Holder's tax basis in its ADSs to the extent thereof, and then, to the extent in excess of such tax basis, as capital gain. Dividends paid in Australian dollars will be includable in income in a U.S. dollar amount based on the prevailing U.S. dol-lar-Australian dollar exchange rate on the date of receipt by the Depositary or the date of receipt by the U.S. Holder of Ordinary Shares, whether or not the payment is converted into U.S. dollars at that time. Any gain or loss recog-nized upon a subsequent sale or conversion of the Australian dollars will be U.S. source ordinary income or loss. Any Australian tax withheld from a divi-dend will be treated as a foreign tax creditable (subject to the limitations discussed below) against the U.S. Federal income tax liability of the U.S. Holder. Amounts creditable against U.S. tax are permitted, at the election of the U.S. Holder, to be deducted. Under the Code, the amount of foreign tax eli-gible for credit against the U.S. Federal income tax liability of a U.S. Holder is limited to the amount of U.S. tax attributable to the U.S. Holder's taxable income from sources other than within the United States (such limitation, the "Overall Limitation"). For purposes of computing the Overall Limitation, the amount of foreign tax eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by the Company will be "passive income" or, in the case of certain holders, "financial serv-ices income." Because the ability of a U.S. Holder to credit foreign taxes against such U.S. Holder's U.S. Federal income tax liability depends on such U.S. Holder's particular circumstances, Brobeck, Phleger & Harrison LLP expresses no opinion as to the availability of such a credit. Prospective investors must consult their own tax advisors in this regard.

Sale of ADSs or Ordinary Shares. Upon a sale or exchange of ADSs or Ordinary Shares, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the disposition and such holder's adjusted tax basis in the ADSs or Ordinary Shares. Such gain or loss will be a capital gain or loss if the holder has held his ADSs or Ordinary

Shares as capital assets. Recently enacted legislation includes substantial changes to the federal income taxation of capital gains by individuals, including a 28% maximum tax rate for certain gains from the sale of capital assets held for more than one year but not more than 18 months and a 20% max-imum tax rate for certain gains from the sale of capital assets held for more than 18 months. Capital losses may only be deducted to the extent of capital gains, except that individuals may deduct up to $3,000 of net capital losses against ordinary income. Because the ability of U.S. Holders to deduct capital losses depends on each U.S. Holder's particular circumstances, Brobeck, Phleger & Harrison LLP expresses no opinion as to the availability of such deduction. Prospective investors must consult their own tax advisors in this regard.

No Australian Tax is imposed on the capital gains of a U.S. Holder arising from the sale or exchange of ADSs or Ordinary Shares provided that the Company con-tinues to be treated as a public company for Australian tax purposes. See "-- Australian Taxation--Sales of ADSs or Ordinary Shares." In the event that the Company is not treated as a public company and, consequently, Australian tax is imposed on the sale or exchange of ADSs or Ordinary Shares, U.S. Holders should consult their own tax advisors with respect to their ability to credit such tax against their U.S. federal income taxes. Because the ability of a U.S. Holder to credit foreign taxes against such U.S. Holder's U.S. Federal income tax lia-bility depends on such U.S. Holder's particular circumstances, Brobeck, Phleger & Harrison LLP expresses no opinion as to the availability of such a credit. Prospective investors must consult their own tax advisors in this regard.

Passive Foreign Investment Company. A Passive Foreign Investment Company ("PFIC") is a foreign corporation in which either (1) 75% or more of its gross income in a tax year is passive or (2) at least 50% of the average percentage of its assets (by value or, if the corporation so elects, by adjusted tax basis) produce or are held for the production of passive income. As of the date of this Prospectus, the Company is not a PFIC and does not anticipate becoming a PFIC as a result of the sale of the ADSs. If the Company becomes a PFIC, the U.S. Federal income tax consequences to a U.S. Holder of the purchase, owner-ship, disposition or deemed disposition of ADSs will change significantly from the consequences presented in this discussion. Because the determination of PFIC status in the future will be based upon annual determinations of the com-position of the income and assets of the Company, Brobeck, Phleger & Harrison LLP expresses no opinion as to whether the Company will become a PFIC in the future and no opinion as to the material U.S. Federal income tax consequences to U.S. Holders that would result if the Company were to become a PFIC in the future.

                        SHARES ELIGIBLE FOR FUTURE SALE

In April 1987, the Company listed its Ordinary Shares for trading on the ASE. In October 1996, the Company announced its intention to delist from the ASE pursuant to a transaction which was consummated as of December 31, 1996. From the time of such delisting until the consummation of this Offering, there has been no public market for the Ordinary Shares or ADSs and there can be no assurance that a significant public market for the Ordinary Shares or ADSs will develop or be sustained after this Offering. Sales of substantial amounts of Ordinary Shares or ADSs in the public market or the prospect of such sales could adversely affect the market price of the Ordinary Shares of ADSs.

The Company has granted stock options to purchase up to an aggregate of 203,038 Ordinary Shares under the Executive Share Option Plan to Sam Linz, Robert Gavshon, Sydney Selati and John Price and has additionally reserved a pool of 329,254 authorized and unissued Ordinary Shares to grant to directors, offi-cers, employees and independent contractors of the Company, of which stock options to purchase up to an aggregate of 200,000 Ordinary Shares have been granted concurrently with the Offering. The Company may in the future issue these or other equity or equity derivative securities. See "Management--1997 Share Option Plan" and "Management--Executive Share Option Plan."

Upon completion of this Offering, assuming no exercise of outstanding stock options after July 31, 1997 and no exercise of the Underwriters' over-allotment option, the Company will have 4,541,652 Ordinary Shares outstanding (including those represented by the ADSs and 997,926 Ordinary Shares issued upon conver-sion of outstanding Convertible Notes and not sold in the Offering). Of such Ordinary Shares, 1,700,000 will be sold in the Offering (1,955,000 Ordinary Shares if the Underwriters' over-allotment option is exercised in full). All Ordinary Shares sold in the Offering will be freely tradable without restric-tion or further registration under the Securities Act. See "Underwriting."

The remaining 2,841,652 Ordinary Shares outstanding upon completion of the Offering (including Ordinary Shares issued upon conversion of the Convertible Notes and not sold in the Offering) were issued in private transactions not involving a public offering, and are thus "restricted" securities within the meaning of Rule 144 and cannot be resold except upon registration under the Securities Act or pursuant to an exemption from registration. Of these Ordinary Shares, 1,706,537 Ordinary Shares will be immediately eligible for sale in the public market, without any holding period, subject to compliance with Rule 144 and the remaining 1,135,115 Ordinary Shares, including Ordinary Shares issued upon conversion of the Convertible Notes, will be eligible for sale in the public market after completion of a one-year holding period in December 1997 and subject to compliance with Rule 144. All holders of restricted shares have agreed that they will not offer, sell, contract to sell or otherwise dispose of any Ordinary Shares or other equity or equity derivative securities of the Com-pany for a period of 180 days after the date of this Prospectus without the prior consent of J.P. Morgan Securities Inc.

In general, under Rule 144, as in effect on the date of this Prospectus, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period commencing at least 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding Ordinary Shares (approximately 45,417 shares immediately after the Offering (47,967 if the Underwriters' over-allotment option is exercised in full)) or (ii) the average weekly trading volume of the Company's Ordinary Shares (as represented by ADSs) on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales pursuant to Rule 144 are sub-ject to certain requirements relating to manner of sale, notice and avail-ability of current public information about the Company. In addition, affili-ates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell Ordi-nary Shares which are not "restricted securities" (such as Ordinary Shares acquired by affiliates in the Offering). A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares immediately following the consummation of the Offering pursuant to Rule 144(k) without regard to the limitations described in this paragraph. For purposes of calculating the holding periods under Rule 144, the holders of Ordinary Shares issued upon conversion of Convertible Notes are deemed to have acquired their Ordinary Shares when they acquired their Convertible Notes.

Under the terms of the Note Agreements, if the Company consummates a listing of the Company's securities on a recognized stock exchange or securities market, such as is the case with this Offering, the Noteholders are entitled to cause the Company to apply for official quotation of their converted Ordinary Shares on such stock exchange or securities market. Although the Noteholders have waived such requirement in connection with the Offering, the Company has agreed to grant a demand registration right to the Noteholders, entitling them to cause the Company to register their Ordinary Shares under the Securities Act following expiration of the 180-day "lock-up" period described above.

                                  UNDERWRITING

Under the terms and subject to the conditions set forth in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Company and the Selling Shareholders have agreed to sell to the Underwriters named below, and each of such Underwriters, for whom J.P. Morgan Securities Inc. and SBC Warburg Dillon Read Inc. are acting as representatives, have severally agreed to purchase from the Company and the Selling Shareholders the respective number of ADSs set forth opposite their names below:

                                                                  --------------
   UNDERWRITERS                                                   NUMBER OF ADSS
   ------------                                                   --------------
   J.P. Morgan Securities Inc....................................        700,000
   SBC Warburg Dillon Read Inc...................................        700,000
   Piper Jaffray Inc.............................................        100,000
   BancAmerica Robertson Stephens................................        100,000
   Charles Schwab & Co., Inc.....................................        100,000
                                                                       ---------
     Total.......................................................      1,700,000
                                                                       =========

The Underwriting Agreement provides that the obligations of the several Under-writers to purchase ADSs are subject to the approval of certain legal matters by counsel and certain other conditions. Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all such ADSs, if any are taken.

The Underwriters propose initially to offer the ADSs directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of US$0.47 per ADS. The Underwriters may allow, and such dealers may reallow, a concession not in excess of US$0.10 per ADS to certain other dealers. After the initial public offering of the ADSs, the public offering price and such concession may be changed.

The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 255,000 additional ADSs at the initial public offering price, less the under-writing discount. The Underwriters may exercise such option solely for the pur-pose of covering over-allotments, if any. To the extent that the Underwriters may exercise their option, each Underwriter will have a firm commitment, sub-ject to certain conditions, to purchase approximately the same percentage of such additional ADSs as the number set forth next to such Underwriters' name in the preceding table bears to the total number of ADSs initially offered hereby.

The Company and the Selling Shareholders have agreed to indemnify the Under-writers against certain liabilities, including liabilities under the Securities Act.

The ADSs have not been and will not be qualified for distribution under the securities legislation of Australia or the Australian state of New South Wales. Accordingly, the ADSs may not be distributed in Australia, except pursuant to a prospectus exemption under applicable securities legislation. Each Underwriter has agreed that it will not distribute ADSs in Australia, except in accordance with a prospectus exemption under applicable securities legislation.

Each of the Company and its directors and executive officers and certain of its shareholders have agreed, with certain limited exceptions, not to offer, sell, contract to sell or otherwise dispose of any Ordinary Shares or ADSs, any options for the sale of Ordinary Shares or ADSs, or any securities convertible into or exchangeable or exercisable for any such shares, for a period of 180 days after the date of this Prospectus, without the consent of J.P. Morgan Securities Inc.

Prior to this Offering, there has been no public market for the Ordinary Shares or the ADSs. On December 31, 1996, the Company repurchased 2,743,878 Ordinary Shares at A$7.29 per share, for an aggregate purchase price of A$20,000,677, and cancelled stock options to purchase 101,520 Ordinary Shares in exchange for aggregate consideration of A$77,500, in the Capital Reduction. The initial public offering price for the ADSs offered hereby was determined by agreement among the Company, the Selling Shareholders and the Underwriters. Among the factors considered in making such determination were the consideration paid for the repurchase of the Ordinary Shares in the Capital Reduction, the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the present operations of the Company, the histor-ical results of operations of the Company and the trend of its revenues and earnings, the prospects for future earnings of the Company, the general condi-tion of the securities markets at the time of the offering and the prices of similar securities of generally comparable companies.

In order to facilitate the offering of the ADSs, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs or the Ordinary Shares. Specifically, the Underwriters may over-allot in con-nection with the Offering, creating a short position in the ADSs for their own account. In addition, to cover over-allotments or to stabilize the price of the ADSs, the Underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim con-cessions allowed to an underwriter or a dealer for distributing the ADSs in the Offering, if the syndicate repurchases previously distributed ADSs in transac-tions to cover syndicate short positions, in stabilization transactions or oth-erwise. Any of these activities may stabilize or maintain the market price of the ADSs above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

The Ordinary Shares have been approved for quotation on the Nasdaq National Market under the symbol "BBQZY." There can be no assurance that an active trading market will develop for the ADSs or that the ADSs will trade in the public market subsequent to the offering at the initial public offering price.

J.P. Morgan Securities Inc. is an affiliate of Morgan Guaranty Trust Company of New York, the Depositary for the ADSs. SBC Warburg Dillon Read Inc. is an affiliate of SBC Warburg Australia. Certain of the Selling Shareholders, holding approximately A$4,815,000 aggregate principal amount of the Convertible Notes prior to the Offering (574,396 Ordinary Shares upon conversion), are employees, or family members of employees, of SBC Warburg Australia. Such Selling Shareholders, who will convert their Convertible Notes into Ordinary Shares immediately prior to the closing of the Offering, are selling an aggre-gate of 100,404 Ordinary Shares in the Offering and will continue to hold 473,992 Ordinary Shares after the Offering. In addition, SBC Warburg Australia acted as underwriter of the initial offering of the Convertible Notes and con-tinues to act as a representative of the Convertible Noteholders pursuant to the terms of the Convertible Notes. SBC Warburg Australia received certain fees in connection with the initial offering of the Convertible Notes and receives annual fees until all of the Convertible Notes have been redeemed or converted. See "Certain Transactions--Recent Delisting Transaction," "Selling Sharehold-ers" and "Description of American Depositary Receipts--Morgan Guaranty Trust Company of New York."

                                 LEGAL MATTERS

The validity of the ADSs offered hereby under Australian law will be passed upon for the Company and the Selling Shareholders by Freehill, Hollingdale & Page, Solicitors & Attorneys, Sydney, Australia. Certain legal matters relating to the ADSs will be passed upon by Brobeck, Phleger & Harrison LLP, Palo Alto, California, special U.S. counsel for the Company and the Selling Shareholders, and Freehill, Hollingdale & Page and certain other counsel for the Selling Shareholders. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

The Consolidated Balance Sheets of the Company as of June 30, 1994, 1995 and 1996 and the Consolidated Statements of Operations, Shareholders' Equity and Cash Flows for each of the three years in the period ended June 30, 1996 included herein have been audited by Horwath Sydney Partnership, independent accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting. The Consolidated Balance Sheets of the Company as of June 30, 1992 and 1993 and the Consolidated Statements of Operations, Share-holders' Equity and Cash Flows for each of the two years in the period ended June 30, 1993 have been audited by Horwath Sydney Partnership and are not included herein.

The Consolidated Financial Statements of Barbeques Galore Limited and subsidi-aries as of January 31, 1997 and for the seven-month period ended January 31, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. With respect to the unaudited interim financial information for the annual periods ended January 31, 1995, 1996, and 1997 included in the Registration Statement of which this Prospectus is a part, KPMG has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report states that they did not audit and they do not express an opinion on this interim financial information. Accord-ingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the Securities Act.

                             INDEX TO DEFINED TERMS

 DEFINED TERM           LOCATION
 ------------           --------
 10% U.S. Shareholder   "Certain Tax Considerations"
 1997 Plan              "Management--1997 Share Option Plan"
 ADRs                   Cover Page
 ADSs                   Cover Page
 ANZ                    "Use of Proceeds"
 ANZ Facility           "Use of Proceeds"
 Articles               "Risk Factors--Restrictions on Foreign Ownership;
                        Antitakeover Restrictions"
 ASE                    "Risk Factors--Absence of Public Market for Ordinary
                        Shares or ADSs; Possible Volatility of ADS Price"
 Barbeques Galore       Cover Page
 Bosmana                "Principal Shareholders"--Note 2 to Table
 Bromic                 "Risk Factors--Risks Associated with International
                        Operations; Dependence on Significant Vendors and
                        Suppliers"
 Capital Reduction      "Certain Transactions--Recent Delisting Transaction"
 Cash                   "Description of American Depositary Receipts--
                        Distributions on Deposited Securities"
 Code                   "Certain Tax Considerations--United States Taxation--
                        Holders of ADSs Deemed to be Owners of Ordinary Shares"
 Commission             "Available Information"
 Commissioner           "Certain Tax Considerations--Australian Taxation"
 Company                Cover Page
 Convertible Notes      "Prospectus Summary"
 Custodian              "Description of American Depositary Receipts"
 Delivery Order         "Description of American Depositary Receipts--Deposit,
                        Transfer and Withdrawal"
 Deposit Agreement      "Description of American Depositary Receipts"
 Depositary             "Description of American Depositary Receipts"
 Deposited Securities   "Description of American Depositary Receipts"
 Entity Optionee        "Management--Executive Share Option Plan"
 Exchange Act           "Available Information"
 Expiry Date            "Management--Executive Share Option Plan"
 EPS                    "Management's Discussion and Analysis of Financial
                        Condition and Results of Operations--New Pronouncements
                        by Financial Accounting Standards Board"
 Executive Plan         "Prospectus Summary"
 Galore USA             "Use of Proceeds"
 Geblon                 "Principal Shareholders"--Note 2 to Table
 GLG Taiwan             "Business--Manufacturing"
 Holders                "Description of American Depositary Receipts"
 Horan's Steel          "Risk Factors--Risks Associated with International
                        Operations; Dependence on Significant Vendors and
                        Suppliers"
 JDA                    "Business--Management Information Systems"
 J.P. Morgan            "Description of American Depositary Receipts--Morgan
                        Guaranty Trust Company of New York"
 Listed Company         "Certain Tax Considerations--Australian Taxation"
 Merrill Lynch          "Use of Proceeds"
 Merrill Lynch Facility "Use of Proceeds"
 Noon Buying Rate       "Financial Statement Presentation"
 Noteholders            "Management's Discussion and Analysis of Financial
                        Condition and Results of Operations--Overview"

 DEFINED TERM                LOCATION
 ------------                --------
 Offering                    Cover Page
 Optics                      "Risk Factors--Implementation of Growth Strategy"
 Options                     "Risk Factors--Shares Eligible for Future Sale"
 Ordinary Share              Cover Page
 Ordinary Share Distribution "Description of American Depositary Receipts--
                             Distributions on Deposited Securities"
 Other Distributions         "Description of American Depositary Receipts--
                             Distributions on Deposited Securities"
 Overall Limitation          "Certain Tax Considerations--United States
                             Taxation--Cash Dividends"
 Ownership Test              "Certain Tax Considerations--Australian Taxation--
                             Sales of ADSs or Ordinary Shares"
 PFIC                        "Certain Tax Considerations--United States
                             Taxation--Passive Foreign Investment Company"
 POS                         "Business--Store Operations"
 Pre-released ADRs           "Description of American Depositary Receipts--
                             Deposit, Transfer and Withdrawal"
 Pricotech                   "Business--Wholesale Operations"
 Principal New York Office   "Description of American Depositary Receipts"
 Rebel                       "Management--Executive Officers, Directors and Key
                             Employees"
 Registration Statement      "Enforceability of Civil Liabilities Under the
                             Federal Securities Laws"
 Related Franchisors         "Certain Transactions--Transactions Involving
                             Principal Shareholders"
 Reverse Share Split         "Prospectus Summary"
 Revolving Line              "Management's Discussion and Analysis--Liquidity
                             and Capital Resources"
 Rights                      "Description of American Depositary Receipts--
                             Distributions on Deposited Securities"
 Rule 144                    "Risk Factors--Shares Eligible for Future Sale"
 Sarwill                     "Principal Shareholders"--Note 3 to Table
 SBC Warburg Australia       "Management's Discussion and Analysis of Financial
                             Condition and Results of Operations--Liquidity and
                             Capital Resources"
 Securities Act              "Available Information"
 Selling Shareholders        Cover Page
 SFAS                        "Management's Discussion and Analysis of Financial
                             Condition and Results of Operations--New
                             Pronouncements by Financial Accounting Standards
                             Board"
 Standby Facility            "Management's Discussion and Analysis of Financial
                             Condition and Results of Operations--Liquidity and
                             Capital Resources"
 Takeovers Act               "Risk Factors--Restrictions on Foreign Ownership;
                             Antitakeover Restrictions"
 Term Loan                   "Management's Discussion and Analysis of Financial
                             Condition and Results of Operations--Liquidity and
                             Capital Resources"
 Transfer Office             "Description of American Depositary Receipts--
                             Deposit, Transfer and Withdrawal"
 Treaty                      "Certain Tax Considerations"
 Underwriting Agreement      "Underwriting"
 U.S. GAAP                   "Available Information"
 U.S. Holder                 "Certain Tax Considerations"
 Wispjune                    "Principal Shareholders"--Note 2 to Table

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Reports ............................................. F-2
Consolidated Balance Sheets ............................................... F-4
Consolidated Statements of Operations ..................................... F-5
Consolidated Statements of Shareholders' Equity ........................... F-6
Consolidated Statements of Cash Flows ..................................... F-7
Notes to Consolidated Financial Statements ................................ F-8

                         INDEPENDENT AUDITORS' REPORTS

The Board of Directors and Shareholders
Barbeques Galore Limited:

  We have audited the accompanying consolidated balance sheet of Barbeques Galore Limited and subsidiaries as of January 31, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for the seven months then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in Australia, that are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of January 31, 1997 and the results of their operations and their cash flows for the seven months then ended in conformity with generally accepted accounting principles in the United States.

KPMG
August 8, 1997, except as to note 19, which is as of October 6, 1997.
Sydney, Australia

The Board of Directors and Shareholders
Barbeques Galore Limited:

SCOPE

We have audited the accompanying consolidated financial statements of Barbeques Galore Limited and subsidiaries incorporating consolidated balance sheets as of June 30, 1996 and June 30, 1995, and consolidated statements of operations, shareholders' equity and cash flows for the years ended June 30, 1996, June 30, 1995 and June 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia, that are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of June 30, 1996 and June 30, 1995, and the results of their operations and their cash flows for the years ended June 30, 1996, June 30, 1995 and June 30, 1994, in conformity with generally accepted accounting principles in the United States.

Horwath Sydney Partnership
August 8, 1997
Sydney, Australia

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          ----------------------------------------------------------------------
                          JUNE 30,  JUNE 30,  JANUARY 31,  JANUARY 31,   JULY 31,     JULY 31,
                            1995      1996       1996         1997         1996         1997
                          --------  --------  -----------  -----------  -----------  -----------
In A$ thousands, except
share and per share data                      (UNAUDITED)               (UNAUDITED)  (UNAUDITED)
ASSETS
Current assets:
Cash and cash
equivalents.............   $   519   $    26      $ 2,441      $    30      $    29      $    33
Accounts receivable,
net.....................     8,074     7,835        8,201        7,350        7,813        7,219
Receivables from
affiliates..............       621       119          304          362           --          229
Inventories.............    38,761    36,933       36,708       33,928       36,949       42,414
Deferred income taxes...       790     1,113        1,063        2,472        1,873        3,233
Prepaid expenses and
other current assets....       706       742        1,136        1,131        1,273        2,297
                           -------   -------      -------      -------      -------      -------
Total current assets....    49,471    46,768       49,853       45,273       47,937       55,425
Non-current assets:
Receivables from
affiliates..............     1,546       697          412          696          697          667
Property, plant and
equipment, net..........    13,960    16,457       14,519       18,348       16,481       18,836
Goodwill, net...........       438       628          474        1,476          505        1,432
Deferred income taxes...       628       841          486          871          583          823
Other non-current
assets..................     1,581     1,171        1,800        1,306        1,438        1,581
                           -------   -------      -------      -------      -------      -------
Total assets............   $67,624   $66,562      $67,544      $67,970      $67,641      $78,764
                           =======   =======      =======      =======      =======      =======
LIABILITIES AND SHAREHOLDERS'
EQUITY
Current liabilities:
Bank overdraft..........   $    --   $ 1,445      $    --      $ 1,826      $ 5,086      $ 6,184
Accounts payable and
accrued liabilities.....    15,729    14,388       10,625       13,693       12,301       17,578
Payables to related
parties.................       136       942        1,347        1,231          876           --
Payables to affiliates..        --        --           99           --          160           --
Current maturities of
long-term debt..........     5,194     3,848        9,949        2,964        4,143        8,567
Current portion of
obligations under
capital leases..........       685       999          829        1,395          969        1,533
Income taxes payable....       871       436        1,865        1,612          279           --
                           -------   -------      -------      -------      -------      -------
Total current
liabilities.............    22,615    22,058       24,714       22,721       23,814       33,862
Non-current liabilities:
Long-term debt..........    15,326    12,772        8,547       20,718       12,753       21,745
Convertible Notes.......        --        --           --       10,042           --       10,042
Obligations under
capital leases,
excluding current
portion.................     2,364     3,047        3,084        3,516        3,169        3,302
Other long-term
liabilities.............       993       868          850          808          981          853
                           -------   -------      -------      -------      -------      -------
Total liabilities.......    41,298    38,745       37,195       57,805       40,717       69,804
                           -------   -------      -------      -------      -------      -------
Shareholders' equity:
Ordinary shares, $3.64
par value; authorized
27,437,853 shares.......    16,220    16,220       16,220        6,720       16,220        6,720
Additional paid-in
capital.................    14,113    14,113       14,113        4,613       14,113        4,613
Foreign currency
translation adjustment..       632         3          313          200          142          380
Retained deficit........    (4,639)   (2,519)        (297)      (1,368)      (3,551)      (2,753)
                           -------   -------      -------      -------      -------      -------
Total shareholders'
equity..................    26,326    27,817       30,349       10,165       26,924        8,960
                           -------   -------      -------      -------      -------      -------
Total liabilities and
shareholders' equity....   $67,624   $66,562      $67,544      $67,970      $67,641      $78,764
                           =======   =======      =======      =======      =======      =======

          See accompanying notes to consolidated financial statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                          --------------------------------------------------------------------------
                                                       SEVEN MONTHS ENDED      SIX MONTHS ENDED
                          FISCAL YEAR ENDED JUNE 30,       JANUARY 31,             JULY 31,
                            1994      1995     1996       1996       1997      1996         1997
                          --------- -------- --------  -----------  ------- -----------  -----------
                                                       (UNAUDITED)          (UNAUDITED)  (UNAUDITED)
In A$ thousands, except
share and per share data
Net sales...............  $ 124,635 $138,057 $141,691      $92,074  $98,752     $59,620      $70,394
Cost of goods sold,
 warehouse, distribution
 and occupancy costs....     84,104   92,290   98,158       62,789   67,955      43,086       48,420
                          --------- -------- --------      -------  -------     -------      -------
Gross profit............     40,531   45,767   43,533       29,285   30,797      16,534       21,974
Selling, general and
 administrative
 expenses...............     35,462   40,058   39,339       24,328   25,740      18,312       21,728
Store pre-opening costs.        135       64      153          114      200          64          209
Relocation and closure
 costs..................         --       --      875           --      461         875           --
                          --------- -------- --------      -------  -------     -------      -------
Operating income (loss).      4,934    5,645    3,166        4,843    4,396      (2,717)          37
                          --------- -------- --------      -------  -------     -------      -------
Equity in income of
 affiliates, net of tax.        660      963      836          709      252         167          188
Interest expense........      1,999    2,230    2,262        1,619    1,593         848        1,760
Other expenses (income).         --       --   (2,303)      (2,303)   1,132          --           --
                          --------- -------- --------      -------  -------     -------      -------
Income (loss) before
 income taxes...........      3,595    4,378    4,043        6,236    1,923      (3,398)      (1,535)
Income tax expense
 (benefit)..............      1,278      573       98        1,286      366      (1,767)        (649)
                          --------- -------- --------      -------  -------     -------      -------
Net income (loss).......  $   2,317 $  3,805 $  3,945      $ 4,950  $ 1,557     $(1,631)     $  (886)
                          ========= ======== ========      =======  =======     =======      =======
Earnings per share:
Net income (loss) per
 Ordinary Share and
 ordinary share
 equivalent (A$ per
 share).................  $    0.52 $   0.84 $   0.87      $  1.09  $  0.37     $ (0.36)     $ (0.46)
                          ========= ======== ========      =======  =======     =======      =======
Weighted average shares
 outstanding (in
 thousands).............      4,455    4,544    4,544        4,544    4,167       4,544        1,937
                          ========= ======== ========      =======  =======     =======      =======


          See accompanying notes to consolidated financial statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                          -----------------------------------------------------------------------
                                                               FOREIGN
                                                 ADDITIONAL   CURRENCY                  TOTAL
                            SHARES     ORDINARY   PAID-IN    TRANSLATION  RETAINED  SHAREHOLDERS'
                          OUTSTANDING   SHARES    CAPITAL    ADJUSTMENT   DEFICIT      EQUITY
                          -----------  --------  ----------  -----------  --------  -------------
In thousands, except per
share data
Balances at June 30,
 1993...................        4,047    14,750   $  13,458        $ 928   $(7,959)      $ 21,177
Net income..............           --        --          --           --     2,317          2,317
Dividend of $0.0911 per
 share..................           --        --          --           --      (369)          (369)
Issuance of ordinary
 shares, net of issue
 costs..................          403     1,470         655           --        --          2,125
Dividend of $0.0911 per
 share..................           --        --          --           --     (405)           (405)
Foreign currency
 translation adjustment.           --        --          --         (460)       --           (460)
                               ------   -------   ---------        -----   -------       --------
Balances at June 30,
 1994...................        4,450    16,220      14,113          468    (6,416)        24,385
Net income..............           --        --          --           --     3,805          3,805
Dividend of $0.4560 per
 share..................           --        --          --           --    (2,028)        (2,028)
Foreign currency
 translation adjustment.           --        --          --          164        --            164
                               ------   -------   ---------        -----   -------       --------
Balances at June 30,
 1995...................        4,450    16,220      14,113          632    (4,639)        26,326
Net income..............           --        --          --           --     4,950          4,950
Dividend of $0.1367 per
 share..................           --        --          --           --      (608)          (608)
Foreign currency
 translation adjustment.           --        --          --         (319)       --           (319)
                               ------   -------   ---------        -----   -------       --------
Balances at January 31,
 1996 (unaudited).......        4,450    16,220      14,113          313      (297)        30,349
Net loss................           --        --          --           --    (1,005)        (1,005)
Dividend of $0.2733 per
 share..................           --        --          --           --    (1,217)        (1,217)
Foreign currency
 translation adjustment.           --        --          --         (310)       --           (310)
                               ------   -------   ---------        -----   -------       --------
Balances at June 30,
 1996...................        4,450    16,220      14,113            3    (2,519)        27,817
Net loss................           --        --          --           --      (626)          (626)
Dividend of $0.0911 per
 share..................           --        --          --           --      (406)          (406)
Foreign currency
 translation adjustment.           --        --          --          139        --            139
                               ------   -------   ---------        -----   -------       --------
Balances at July 31,
 1996 (unaudited).......        4,450    16,220      14,113          142   (3,551)         26,924
Net income..............           --        --          --           --     2,183          2,183
Foreign currency
 translation adjustment.           --        --          --           58        --             58
Repurchase of ordinary
 shares.................       (2,744)  (10,000)    (10,000)          --        --        (20,000)
Issuance of ordinary
 shares.................          137       500         500           --        --          1,000
                               ------   -------   ---------        -----   -------       --------
Balances at January 31,
 1997...................        1,843     6,720       4,613          200    (1,368)        10,165
Net loss................           --        --          --           --      (886)          (886)
Dividend of $0.2715 per
 share..................           --        --          --           --      (499)          (499)
Foreign currency
 translation adjustment.           --        --          --          180        --            180
                               ------   -------   ---------        -----   -------       --------
Balances at July 31,
 1997 (unaudited).......        1,843     6,720   $   4,613        $ 380   $(2,753)      $  8,960
                               ======   =======   =========        =====   =======       ========

          See accompanying notes to consolidated financial statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          ---------------------------------------------------------------------------
                                                         SEVEN MONTHS ENDED      SIX MONTHS ENDED
                          FISCAL YEAR ENDED JUNE 30,        JANUARY 31,              JULY 31,
                            1994       1995      1996       1996      1997       1996         1997
                          ---------  --------  --------  ----------  -------  -----------  ----------
                                                         (UNAUDITED)          (UNAUDITED)  (UNAUDITED)
In A$ thousands
CASH FLOWS FROM
 OPERATING ACTIVITIES:
Net income (loss).......  $   2,317  $  3,805  $  3,945     $ 4,950  $ 1,557      $(1,631)     $ (886)
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:............
Depreciation and
 amortization...........      2,374     2,755     3,080       1,682    2,633        1,470       1,500
Deferred income taxes...        711      (365)     (536)       (131)  (1,389)      (1,338)       (713)
Amounts set aside to
 provisions.............       (272)       70       270         704     (269)         930          67
Gain on sale of
 affiliate..............         --        --    (2,303)     (2,303)      --           --          --
Undistributed income of
 affiliates.............       (270)        4       124        (122)    (252)         170        (231)
Loss (gain) on sale of
 property, plant and
 equipment..............        (51)      250        76          32      663           99         (51)
Debt issue costs........         --        --        --          --    1,132           --          --
Changes in operating
 assets and liabilities:
Receivables and prepaid
 expenses...............      1,281    (1,959)      275      (1,438)    (421)         111        (786)
Inventories.............     (5,040)   (4,942)    1,547       1,727    3,219         (476)     (8,309)
Other assets............       (172)     (203)       (6)         38       (1)         (21)       (130)
Accounts payable and
 accrued liabilities....        482     2,326    (1,901)     (3,994)     332         (746)      1,075
                          ---------  --------  --------     -------  -------      -------      ------
Net cash provided by
 (used in) operating
 activities.............      1,360     1,741     4,571       1,145    7,204       (1,432)     (8,464)
                          ---------  --------  --------     -------  -------      -------      ------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
Proceeds from sale of
 affiliate..............         --        --     2,222       2,222      173           --          --
Proceeds from sale of
 property, plant and
 equipment..............      1,806       189        63          30       51          759          75
Capital expenditures....     (2,828)   (2,242)   (4,609)     (1,208)  (3,201)      (3,726)     (1,565)
Loan repayments
 received...............        536       181     2,270       2,090      140          180          50
                          ---------  --------  --------     -------  -------      -------      ------
Net cash provided by
 (used in) investing
 activities.............       (486)   (1,872)      (54)      3,134   (2,837)      (2,787)     (1,440)
                          ---------  --------  --------     -------  -------      -------      ------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
Repayment of long-term
 debt...................    (10,936)  (19,305)  (12,661)    (12,254)  (4,304)      (6,182)     (6,389)
Proceeds from long-term
 debt...................     10,893    21,135     9,429      11,441   21,534        4,582      13,019
Debt issue costs........         --        --        --          --   (1,132)          --          --
Bank overdraft proceeds
 (repayments)...........     (1,337)       --     1,445          --      381        5,086       4,358
Principal payments under
 capital leases.........       (456)     (670)     (827)       (396)    (443)        (462)       (588)
Dividends paid..........       (774)   (2,028)   (1,825)       (608)    (406)      (1,217)       (499)
Repurchase of ordinary
 shares.................         --        --        --          --  (20,000)          --          --
Proceeds from issuance
 of ordinary shares.....      2,125        --        --          --       --           --          --
                          ---------  --------  --------     -------  -------      -------      ------
Net cash provided by
 (used in) financing
 activities.............       (485)     (868)   (4,439)     (1,817)  (4,370)       1,807       9,901
                          ---------  --------  --------     -------  -------      -------      ------
Effects of exchange rate
 fluctuations...........        266       (26)      (60)        (29)       7           --           6
                          ---------  --------  --------     -------  -------      -------      ------
Net increase (decrease)
 in cash and cash
 equivalents............        655    (1,025)       18       2,433        4       (2,412)          3
Cash and cash
 equivalents at
 beginning of period....        889     1,544       519         519       26        2,441          30
Adjustment to opening
 cash balance arising
 from deconsolidation of
 former subsidiary......         --        --      (511)       (511)      --           --          --
                          ---------  --------  --------     -------  -------      -------      ------
Cash and cash
 equivalents at end of
 period.................  $   1,544  $    519  $     26     $ 2,441  $    30      $    29      $   33
                          =========  ========  ========     =======  =======      =======      ======

          See accompanying notes to consolidated financial statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Description of business

  Barbeques Galore Limited ("Barbeques Galore" or the "Company") is an Australian resident company which is involved in the manufacture of barbecues and heaters, and wholesale and retail sales of barbecues, heaters, camping equipment, outdoor furniture, leisure products and related accessories through company-owned and licensed stores in Australia. The Company is also involved in the retailing, through Company-owned and franchised stores, of barbecues, fireplace equipment and accessories in the United States of America. The Company's manufacturing operations are located in Australia.

(b)  Principles of consolidation

  The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(c)  Inventories

  Inventories are comprised of raw materials and stores, work in progress and finished goods. Inventories are valued at the lower of cost or market using the first-in, first-out ("FIFO") method.

(d)  Derivative financial instruments

  The Company uses foreign currency forward contracts to offset earnings fluctuations from anticipated foreign currency cash flows. These instruments are marked to market and the results recognized immediately as income or expense.

(e)  Investments in affiliated companies

  Investments in the ordinary shares of 20% to 50% owned companies are accounted for by the equity method using the investees' fiscal year end.

(f)  Property, plant and equipment

  Property, plant and equipment are stated at cost. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. The method of depreciation and estimable useful lives over which property, plant and equipment are depreciated are as follows:

                                                             -------------------
                                                                    METHOD YEARS
                                                             ------------- -----
   Buildings...............................................  Straight line    40
   Machinery and equipment.................................  Straight line  8-12
   Leasehold improvements..................................  Straight line  5-20
   Leased plant and equipment..............................  Straight line   3-5

  Plant and equipment held under capital leases and leasehold improvements are amortized on a straight line basis over the shorter of the lease term or estimated useful life of the asset.

(g) Goodwill

  Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is amortized on a straight line basis over the expected periods to be benefited, generally 20 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows, using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h)  Research and development, and advertising

  Research and development, and advertising costs are expensed as incurred. Amounts expensed were as follows:


                                        ---------------------------------------
                                            FISCAL YEAR      SEVEN MONTHS ENDED
                                           ENDED JUNE 30,       JANUARY 31,
                                         1994   1995   1996     1996      1997
                                        ------ ------ ------ ----------- ------
                                                             (UNAUDITED)
   In A$ thousands
   Research and development...........  $1,231 $  996 $1,260       $ 731 $  541
   Advertising........................   6,499  7,161  7,478       5,177  5,319
                                        ====== ====== ======       ===== ======

(i)  Income taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that includes the enactment date.

(j)  Share option plan

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, in 1996, under which the Company elected to continue following the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for its share option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying share exceeded the exercise price.

(k)  Commitments and contingencies

  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

(l)  Use of estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(m)  Impairment of long-lived assets and long-lived assets to be disposed of

  The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)  Rent expense, surplus leased space and lease incentives

  The Company leases certain store locations under operating leases. Total payments under the leases are expensed as incurred over the lease terms.

  Where premises under a non-cancellable operating lease become vacant during the lease term, a charge is recognized on that date equal to the present value of the expected future lease payments less any expected future sub-lease income.

  If the Company receives incentives provided by a lessor to enter into an operating lease agreement, these incentives are brought to account as reductions in rent expense over the term of the lease on a straight-line basis.

(o)  Revenue recognition

  Revenue (net of estimated returns and allowances) is recognized at the point of shipment for wholesale sales to external customers and the point of sale for retail goods.

(p)  Cash and cash equivalents

  Cash includes cash on hand and at bank. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

(q)  Store pre-opening costs

  Store pre-opening costs are expensed when incurred.

(r)  Earnings (loss) per share

  Earnings (loss) per share are computed by dividing net earnings (loss) available to ordinary shareholders by the weighted average number of ordinary shares and as appropriate, dilutive ordinary share equivalents outstanding for the period, as adjusted for the 18.223-for-one reverse stock split described in note 19. The calculation of fully diluted earnings per share did not differ significantly from primary earnings per share and has therefore not been presented.

  In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share, which specifies the computation, presentation and disclosure requirements for earnings per share. This statement is effective for both interim and annual reporting periods ending after December 15, 1997. Had SFAS No. 128 been in effect, "basic" and "diluted" earnings per share would not have been significantly different to those reported in the Consolidated Statements of Operations and hence have not been presented.

  Pro forma supplementary earnings (loss) per share are computed by assuming proceeds from the public offering which will be utilized to repay debt subsequent to the public offering were utilized to repay the debt at the beginning of the applicable period to which earnings (loss) per share relates. The weighted average number of ordinary shares outstanding is increased for the number of ordinary shares issued to enable repayment of such debt. Pro forma supplementary earnings (loss) per share and weighted average shares outstanding were:

                                   --------------------------------------------
                                                   SEVEN MONTHS    SIX MONTHS
                                    YEAR ENDED        ENDED           ENDED
                                   JUNE 30, 1996 JANUARY 31, 1997 JULY 31, 1997
                                   ------------- ---------------- -------------
Pro forma unaudited supplementary
 net income (loss) per ordinary
 share and ordinary share
 equivalent (A$ per share).......      $0.86          $0.38          $(0.08)
Pro forma unaudited weighted
 average shares outstanding (in
 thousands)......................      5,323          5,153           3,938
                                       =====          =====          ======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(s)  Foreign currency translation

  Foreign currency transactions are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the year end rates. Gains and losses from conversion of monetary assets and liabilities, whether realized or unrealized, are included in income or loss before income taxes as they arise.

  Assets and liabilities of overseas subsidiaries are translated at year end rates and operating results at the average rates ruling during the year.

2 DERIVATIVE FINANCIAL INSTRUMENTS

  The notional amount of foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable totalled:

                                       -----------------------------------------
                                       JUNE 30, JUNE 30, JANUARY 31, JANUARY 31,
                                         1995     1996      1996        1997
                                       -------- -------- ----------- -----------
                                                         (UNAUDITED)
   In A$ thousands
   Foreign exchange contracts........   $ 7,528   $6,236      $1,013      $4,232
                                        =======   ======      ======      ======

  The fair value of these contracts at each period end is not significant. All of the currency derivatives expire within one year and are for United States dollars. The counterparties to the contracts are major financial institutions. The risk of loss to the Company in the event of non-performance by a counterparty is not significant.

3 ACCOUNTS RECEIVABLE

  Accounts receivable consists of the following:

                                  --------------------------------------------
                                  JUNE 30,  JUNE 30,  JANUARY 31,  JANUARY 31,
                                    1995      1996       1996         1997
                                  --------  --------  -----------  -----------
                                                      (UNAUDITED)
   In A$ thousands
   Trade accounts receivable....   $ 7,156    $7,087       $7,258       $6,903
   Less: Reserve for doubtful
    accounts....................      (250)     (350)        (241)        (377)
                                   -------    ------       ------       ------
                                     6,906     6,737        7,017        6,526
   Receivables from related
    parties.....................        92        67           53          125
   Other receivables............     1,076     1,031        1,131          699
                                   -------    ------       ------       ------
                                   $ 8,074    $7,835       $8,201       $7,350
                                   =======    ======       ======       ======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

4 INVENTORIES

  The major classes of inventories are as follows:

                             ----------------------------------------------------------------------
                             JUNE 30,  JUNE 30,  JANUARY 31,  JANUARY 31,   JULY 31,     JULY 31,
                               1995      1996       1996         1997         1996         1997
                             --------  --------  -----------  -----------  -----------  -----------
                                                 (UNAUDITED)               (UNAUDITED)  (UNAUDITED)
   In A$ thousands
   Finished goods..........   $33,560   $32,602      $32,427      $29,470      $32,101      $36,333
   Work in progress........     1,697     1,565        2,055        1,778        1,683        1,772
   Raw materials...........     3,660     3,196        2,693        3,116        3,624        4,789
                              -------   -------      -------      -------      -------      -------
                               38,917    37,363       37,175       34,364       37,408       42,894
   Less: Reserve for
    obsolescence...........      (156)     (430)        (467)        (436)        (459)        (480)
                              -------   -------      -------      -------      -------      -------
                              $38,761   $36,933      $36,708      $33,928      $36,949      $42,414
                              =======   =======      =======      =======      =======      =======

5 INVESTMENTS IN AFFILIATED COMPANIES

  Investments in affiliated companies consist of 33 1/3% of the ordinary shares of Bromic Pty Limited and subsidiaries ("Bromic"), an Australian Group which imports and distributes componentry to the gas and appliance industries, and 50% of the ordinary shares of GLG Trading Pte Limited ("GLG"), a Singapore company which acts as a buying office for Barbeques Galore and other third parties. The shareholding in this company was originally 100% but was reduced to 50% on July 1, 1995 by issuing shares in that company to a Director of GLG who is also the General Manager of that company.

  The Company also previously held a 50% interest in GLG (NZ) Limited ("GLG NZ"). This investment was sold in December 1995 for total consideration of A$2,395,000. A gain on sale of A$2,303,000 has been recognized in the income statement and is included in other expenses (income).

  Bromic provides liquid petroleum gas cylinders and related products such as manifolds, bundy tubes, glass and barbecue ignitions to the Company. GLG supplies cast iron used in the manufacture of burners, hot plates and grills, small assembled barbecues and certain accessories such as tongs and warming racks. Purchasing from GLG NZ consisted mainly of cowls, flue kits, spare parts and other heating equipment.

  Sales to affiliated companies are not significant. Interest is also charged on amounts owing from affiliates at commercial rates but is not significant. Amounts owing from affiliates are in relation to cash advances.

  Prices charged between the Company and its affiliates are set at the level of prices that are charged to unrelated parties. Trading with affiliates for each period and amounts outstanding at each period end are as follows:


                                        ---------------------------------------
                                         FISCAL YEAR ENDED   SEVEN MONTHS ENDED
                                              JUNE 30,          JANUARY 31,
                                         1994   1995   1996     1996      1997
                                        ------ ------ ------ ----------- ------
                                                             (UNAUDITED)
   In A$ thousands
   Purchases from affiliates:
    Bromic............................  $3,260 $3,953 $3,769      $2,613 $2,320
    GLG NZ............................     149    197    188          --     --
    GLG Pte Ltd.......................      --     --  5,446       3,952  3,336
                                        ------ ------ ------      ------ ------
                                        $3,409 $4,150 $9,403      $6,955 $5,656
                                        ====== ====== ======      ====== ======
   Dividends received or due and
    receivable from affiliates:
    Bromic............................  $  130 $  250 $  175      $   -- $   --
    GLG NZ............................     260    717    495         495     --
    GLG Pte Ltd.......................      --     --    198          --     --
                                        ------ ------ ------      ------ ------
                                        $  390 $  967 $  868      $  495 $   --
                                        ====== ====== ======      ====== ======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

5 INVESTMENTS IN AFFILIATED COMPANIES (CONTINUED)

                   -----------------------------------------
                   JUNE 30, JUNE 30, JANUARY 31, JANUARY 31,
                     1995     1996      1996        1997
                   -------- -------- ----------- -----------
                                     (UNAUDITED)
   In A$ thousands
   Owing to affil-
    iates:
    GLG NZ........   $   --     $ --        $ 99      $   --
                     ======     ====        ====      ======
   Receivable from
    affiliates:
    Bromic........   $  218     $619        $716      $  863
    GLG NZ........    1,949       --          --         195
    GLG Pte Ltd...       --      197          --          --
                     ------     ----        ----      ------
                     $2,167     $816        $716      $1,058
                     ======     ====        ====      ======
    Investment in
     affiliates...   $  492     $368        $638      $  491
                     ======     ====        ====      ======

  Investments in affiliates are included in the balance sheet as other non-current assets. As the shares of these entities are not traded, the investment in these companies is carried at the equity accounted value representing cost plus the Company's share of undistributed profits. The balance date of all affiliates is June 30. Combined summarized financial data at their most recent balance dates are as follows:

                                                   ----------------------------
                                                   JUNE 30,  JUNE 30,  JUNE 30,
                                                     1995      1996      1997
                                                   --------  --------  --------
   In A$ thousands
   Current assets................................  $ 13,974   $ 7,229   $ 6,925
   Current liabilities...........................    13,734     4,778     3,666
                                                   --------   -------   -------
   Working capital...............................       240     2,451     3,259
   Property, plant and equipment, net............     6,131     1,307     1,215
   Other assets..................................       389       549       408
   Long-term debt................................    (4,261)   (2,498)   (2,412)
                                                   --------   -------   -------
   Shareholders' equity..........................  $  2,499   $ 1,809   $ 2,470
                                                   ========   =======   =======
   Sales.........................................  $ 37,049   $22,926   $18,034
                                                   ========   =======   =======
   Gross profit..................................  $ 11,983   $ 9,025   $ 4,637
                                                   ========   =======   =======
   Net income....................................  $  2,131   $ 1,484   $   963
                                                   ========   =======   =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

6 PROPERTY, PLANT AND EQUIPMENT

                             ----------------------------------------------------------------------
                             JUNE 30,  JUNE 30,  JANUARY 31,  JANUARY 31,   JULY 31,     JULY 31,
                               1995      1996       1996         1997         1996         1997
                             --------  --------  -----------  -----------  -----------  -----------
                                                 (UNAUDITED)               (UNAUDITED)  (UNAUDITED)
   In A$ thousands
   Land and buildings......   $ 3,190  $  3,198     $  3,198     $  3,198     $  3,198     $  3,218
   Machinery and equipment.    13,106    14,420       14,023       15,453       14,334       16,691
   Leasehold improvements..     3,216     5,066        2,902        6,110        5,127        6,510
   Assets under capital
    leases.................     3,813     5,501        5,036        6,912        5,626        7,439
                              -------  --------     --------     --------     --------     --------
                               23,325    28,185       25,159       31,673       28,285       33,858
   Less: Accumulated
    depreciation/
    amortization...........    (9,365)  (11,728)     (10,640)     (13,325)     (11,804)     (15,022)
                              -------  --------     --------     --------     --------     --------
                              $13,960  $ 16,457     $ 14,519     $ 18,348     $ 16,481     $ 18,836
                              =======  ========     ========     ========     ========     ========

7 GOODWILL

                             ----------------------------------------------------------------------
                             JUNE 30,  JUNE 30,  JANUARY 31,  JANUARY 31,   JULY 31,     JULY 31,
                               1995      1996       1996         1997         1996         1997
                             --------  --------  -----------  -----------  -----------  -----------
                                                 (UNAUDITED)               (UNAUDITED)  (UNAUDITED)
   In A$ thousands
   Goodwill................     $ 572     $ 800        $ 654       $1,704        $ 704       $1,704
   Less: Accumulated
    amortization...........      (134)     (172)        (180)        (228)        (199)        (272)
                                -----     -----        -----       ------        -----       ------
                                $ 438     $ 628        $ 474       $1,476        $ 505       $1,432
                                =====     =====        =====       ======        =====       ======

8 LEASES

  The Company is obligated under various capital leases for store improvements and certain machinery and equipment that expire at various dates during the next five years. The capital leases for store improvements relate to the purchase of furniture and fixtures installed in retail stores. These retail stores are all managed under operating leases. Machinery and equipment under capital leases includes leased machinery, office furniture and fixtures and certain motor vehicles. All capital lease liabilities are secured by the asset to which the lease relates. The gross amount of store improvements and machinery and equipment and related accumulated amortization recorded under capital leases are as follows:

                                  --------------------------------------------
                                  JUNE 30,  JUNE 30,  JANUARY 31,  JANUARY 31,
                                    1995      1996       1996         1997
                                  --------  --------  -----------  -----------
                                                      (UNAUDITED)
   In A$ thousands
   Store improvements...........    $  967   $ 1,193      $ 2,106      $ 3,119
   Machinery and equipment......     2,846     4,308        2,930        3,793
                                    ------   -------      -------      -------
                                     3,813     5,501        5,036        6,912
   Less: Accumulated
    amortization................      (868)   (1,645)      (1,268)      (2,216)
                                    ------   -------      -------      -------
                                    $2,945   $ 3,856      $ 3,768      $ 4,696
                                    ======   =======      =======      =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

8 LEASES (CONTINUED)

  The Company also has entered into non-cancellable operating leases, primarily for retail stores. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) consisted of the following:

                                         ---------------------------------------
                                             FISCAL YEAR      SEVEN MONTHS ENDED
                                            ENDED JUNE 30,       JANUARY 31,
                                          1994   1995   1996     1996      1997
                                         ------ ------ ------ ----------- ------
                                                              (UNAUDITED)
   In A$ thousands
   Rental expense......................  $9,515 $9,609 $9,867      $5,935 $6,181
                                         ====== ====== ======      ====== ======

  Future minimum lease payments under non-cancellable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of January 31, 1997 are:

                                                             ------------------
                                                             CAPITAL  OPERATING
                                                             LEASES    LEASES
                                                             -------  ---------
   In A$ thousands
   Year ending January 31,
   1998....................................................  $ 1,908    $ 9,541
   1999....................................................    1,720      8,308
   2000....................................................    1,231      6,896
   2001....................................................    1,042      5,098
   2002....................................................      249      3,887
   Years subsequent to 2002................................       --     10,822
                                                             -------    -------
   Total minimum lease payments............................    6,150    $44,552
                                                                        =======
   Less: Amount representing interest (at rates ranging
    from 9.5% to 12.0%)....................................   (1,239)
                                                             -------
   Present value of net minimum capital lease payments.....    4,911
                                                             -------
   Less: Current portion of obligations under capital
    leases.................................................   (1,395)
                                                             -------
   Obligations under capital leases, excluding current
    portion................................................  $ 3,516
                                                             =======

9 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Accounts payable and accrued liabilities consist of the following:

                                       -----------------------------------------
                                       JUNE 30, JUNE 30, JANUARY 31, JANUARY 31,
                                         1995     1996      1996        1997
                                       -------- -------- ----------- -----------
                                                         (UNAUDITED)
   In A$ thousands
   Trade accounts payable............   $ 8,670  $ 6,265     $ 3,736     $ 4,968
   Accrued liabilities...............     4,653    5,459       4,419       5,887
   Employee benefits.................     1,912    1,784       1,942       1,745
   Other.............................       494      880         528       1,093
                                        -------  -------     -------     -------
                                        $15,729  $14,388     $10,625     $13,693
                                        =======  =======     =======     =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

9 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (CONTINUED)

  Included in other liabilities at January 31, 1997 is an amount of $369,000 in respect of the planned relocation of the enamelling facilities. The accrual relates to future lease costs on the vacated premises, the writedown of plant that will be scrapped (allowing for future depreciation charges until the planned exit date) and costs to make good the premises. An exit plan was established and approved by the Board of Directors prior to January 31, 1997. The implementation of the plan has commenced, work is continuing and the exit strategy remains unchanged. These costs are included in the statement of operations as relocation and closure costs.

  Relocation and closure costs were also incurred in respect of the relocation of the Company's manufacturing facilities and the organizational restructuring of the licensee and wholesale divisions. These costs were expensed as incurred.

10 LONG-TERM DEBT

  Long-term debt consists of the following:

                                       -----------------------------------------
                                       JUNE 30, JUNE 30, JANUARY 31, JANUARY 31,
                                         1995     1996      1996        1997
                                       -------- -------- ----------- -----------
                                                         (UNAUDITED)
   In A$ thousands
   Current:
   Bank bills........................   $ 3,094  $ 3,848      $9,949     $ 2,964
   Property loan.....................     2,100       --          --          --
                                        -------  -------      ------     -------
                                        $ 5,194  $ 3,848      $9,949     $ 2,964
                                        =======  =======      ======     =======
   Non-current:
   Bank bills........................   $15,326  $10,622      $6,447     $18,568
   Property loan.....................        --    2,150       2,100       2,150
                                        -------  -------      ------     -------
                                        $15,326  $12,772      $8,547     $20,718
                                        =======  =======      ======     =======

  The Company and its subsidiaries have access to a facility with the Australia and New Zealand Banking Group Limited ("ANZ") (the "ANZ Facility") with credit facilities aggregating up to A$53,700,000. This includes a multi-purpose facility of A$31,700,000, a trade finance facility of A$10,000,000 and a stand-by credit facility of A$12,000,000. The stand-by credit facility is a current facility as it is repayable at the date of the Company's Initial Public Offering. As at January 31, 1997 the Company had not utilized A$30,422,000 of the total facility. The ANZ Facility is secured by a first security interest over the Company's present and future Australian assets. The Company has agreed to grant to ANZ, and ANZ is in the process of creating, a second security interest (subordinate to a lien under the Merrill Lynch Facility detailed below) in all the Company's assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company.

  Bank bills are generally taken out over a 90 day period and rolled over at the end of their respective terms. As at January 31, 1997, the weighted average interest rate accruing on the bank bills utilized under the ANZ Facility was 7.2% per annum. Under the terms of the agreement, the bank bills may be repaid at the Company's option provided the facility limit is not breached other than the stand-by facility. For this reason, the majority of the outstanding balance relating to bank bills and term loans is classified as a non-current liability. The stand-by facility is repayable on the earlier of the date of the Company's Initial Public Offering or December 31, 1998.

  The property loan is accruing interest at a rate of 9.35% per annum and is secured by a registered first mortgage over the freehold property of the Company.

  As the borrowings under the ANZ facility are subject to renegotiation on December 31, 1998, non-current long-term debt matures during the financial year ending January 31, 1999. The Company has historically renegotiated its credit facilities on similar terms and conditions and expects the current facility to be extended subsequent to December 31, 1998.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

10 LONG-TERM DEBT (CONTINUED)

  All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, the Company's performance and the normal terms and conditions, including financial covenants, applicable to bank lending. The Company was in compliance with the financial covenants set out in the ANZ Facility agreement as at January 31, 1997.

  In addition, in February 1995, the Company's US subsidiary ("Galore USA") entered into a five year credit facility with Merrill Lynch. This facility includes a term loan of US$600,000 and a revolving line of credit of US$1,250,000. Indebtedness under the term loan and the revolving line of credit accrues interest at the 30 day commercial paper rates plus 2.7% or 2.65%, respectively, and is payable monthly. The Merrill Lynch facility is secured by a first security interest in all Galore USA present and future assets. As of January 31, 1997 Galore USA had not utilized US$942,000 of this facility.

  The Company's total long-term debt matures as follows:

                                                                         -------
                                                                         AMOUNT
   In A$ thousands                                                       -------
   Year ending January 31,
   1998................................................................  $ 2,964
   1999................................................................   20,691
   2000................................................................       22
   2001................................................................        5
                                                                         -------
                                                                         $23,682
                                                                         =======

  In conjunction with the Capital Reduction in December 1996 (detailed in
  Note 12 to the consolidated financial statements), the Company issued unsecured convertible notes with a face value of A$8.38 amounting to A$10,041,952. The notes carry an interest rate of 10.25% per annum, include financial covenants and confer rights to the noteholders as creditors and not as shareholders.

  The notes are convertible into fully paid shares by the noteholder at any time after the first anniversary of issue but prior to the eighth anniversary. If a stock exchange listing occurs, the Company may redeem the notes providing certain conditions are met, failing which the Company must repay the principal outstanding on each note on the eighth anniversary. Upon conversion, the notes will convert at a ratio of one ordinary share for each convertible note held. If all notes are converted, this will result in an additional 1,197,926 ordinary shares being issued.

11 INCOME TAXES

  Income (loss) before income taxes was taxed under the following jurisdictions:

                                     ------------------------------------------
                                      FISCAL YEAR ENDED    SEVEN MONTHS ENDED
                                           JUNE 30,            JANUARY 31,
                                      1994    1995   1996     1996       1997
                                     ------  ------ ------ -----------  -------
                                                           (UNAUDITED)
   In A$ thousands
   Australia.......................  $3,961  $2,905 $2,730      $6,576  $ 3,091
   United States...................    (366)  1,473  1,313        (340)  (1,168)
                                     ------  ------ ------      ------  -------
                                     $3,595  $4,378 $4,043      $6,236  $ 1,923
                                     ======  ====== ======      ======  =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

11 INCOME TAXES (CONTINUED)

  The expense (benefit) for income taxes is presented below:

                                        ---------------------------------------
                                        FISCAL YEAR ENDED   SEVEN MONTHS ENDED
                                            JUNE 30,           JANUARY 31,
                                         1994  1995   1996     1996       1997
                                        ------ -----  ----  -----------  ------
                                                            (UNAUDITED)
   In A$ thousands
   Current:
   Australia..........................  $  550 $ 906  $477       $1,409  $1,670
   United States......................      17    32   157            8      85
                                        ------ -----  ----       ------  ------
                                           567   938   634        1,417   1,755
                                        ------ -----  ----       ------  ------
   Deferred:
   Australia..........................     711  (365) (536)        (131)   (499)
   United States......................      --    --    --           --    (890)
                                        ------ -----  ----       ------  ------
                                        $1,278 $ 573  $ 98       $1,286  $  366
                                        ====== =====  ====       ======  ======

  Income tax expense attributable to income from continuing operations differed from the amounts computed by applying the Australian federal income tax rate to pretax income from continuing operations as a result of the following:

                              ------------------------------------------------
                               FISCAL YEAR ENDED      SEVEN MONTHS ENDED
                                    JUNE 30,              JANUARY 31,
                               1994    1995    1996      1996          1997
                              ------  ------  ------  ------------    --------
   In A$ thousands, except
   share and per share data                           (UNAUDITED)
   Computed "expected" tax
    expense.................  $1,186  $1,445  $1,455       $   2,245  $    692
   Increase (reduction) in
    income taxes resulting
    from:
   State taxes, net of
    federal tax benefit.....      17      32     157               5        56
   Change in the valuation
    allowance...............     117    (474)   (663)             58      (388)
   Equity in earnings of
    affiliates not subject
    to taxation.............    (218)   (318)   (301)           (255)      (91)
   Capital profit on sale of
    affiliate...............      --      --    (829)           (829)       --
   Other, net...............     176    (112)    279              62        97
                              ------  ------  ------       ---------  --------
                              $1,278  $  573  $   98       $   1,286  $    366
                              ======  ======  ======       =========  ========

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

11 INCOME TAXES (CONTINUED)

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                   --------------------------------------------
                                   JUNE 30,  JUNE 30,  JANUARY 31,  JANUARY 31,
                                     1995      1996       1996         1997
                                   --------  --------  -----------  -----------
                                                       (UNAUDITED)
   In A$ thousands
   Deferred tax assets:
   Provisions not presently
    deductible...................   $ 1,071    $1,676      $ 1,316       $1,482
   Plant and equipment, due to
    differences in depreciation..       496       404          287          424
   Inventories, due to
    capitalized costs............       222       189          211          195
   Borrowing expenses capitalized
    for tax purposes.............        --        --           --          302
   Leases, due to differences in
    lease payments, interest and
    amortization.................        37        68           52          136
   Unearned income...............        58        61          105          116
   Net operating loss
    carryforward.................       669        70          745          562
   Other.........................        (8)      (36)          89          432
                                    -------    ------      -------       ------
   Total gross deferred tax
    assets.......................     2,545     2,432        2,805        3,649
   Less: Valuation allowance.....    (1,051)     (388)      (1,109)          --
                                    -------    ------      -------       ------
                                    $ 1,494    $2,044      $ 1,696       $3,649
                                    =======    ======      =======       ======
   Deferred tax liabilities:
   Prepayments...................   $    76        90          147          178
   Rebates receivable............        --        --           --          128
                                    -------    ------      -------       ------
   Total gross deferred tax
    liabilities..................        76        90          147          306
                                    -------    ------      -------       ------
   Net deferred tax asset........   $ 1,418    $1,954      $ 1,549       $3,343
                                    =======    ======      =======       ======

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The change in the valuation allowance for deferred tax assets between January 31, 1996 and June 30, 1996 is due to the recoupment of net operating loss carryforwards. The change in the valuation allowance between June 30, 1996 and January 31, 1997 is due to management's assessment that the tax benefits related to the gross deferred tax assets were more likely than not to be realized. In order to fully realize the deferred tax asset, the company will need to generate future taxable income of approximately A$1,413,000 prior to the expiration of the net operating loss carryforwards in 2012. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

12 SHAREHOLDERS' EQUITY

  On December 31, 1996, the Company consummated a series of transactions to effect a reduction in the ordinary shares of the Company (the "Capital Reduction"). Pursuant to the Capital Reduction, the Company repurchased and cancelled 2,743,878 fully paid ordinary shares and 101,520 options to purchase ordinary shares, for a total consideration of A$20,078,000. The Company financed the Capital Reduction through:

  (i)  the issuance and sale of A$10,041,952 in Convertible Notes; and

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

12 SHAREHOLDERS' EQUITY (CONTINUED)

  (ii) the provision of an additional standby facility of A$12,000,000 from the Company's bankers, ANZ. This standby facility will only be available to the Company until the earlier of the Company's Initial Public Offering or December 31, 1998.

  The effect of the Capital Reduction was to reduce the ordinary shares of the Company to A$6,219,661 (comprising 1,706,542 fully paid ordinary shares of A$3.64 each) from A$16,220,000 (comprising 4,450,420 fully paid ordinary shares of A$3.64 each). Subsequent to the consummation of the Capital Reduction, all outstanding ordinary shares were owned by the executive directors of the Company and their related interests and the Company's pension plan. The Company was delisted from the Australian Stock Exchange following the Capital Reduction.

  The Company incurred transaction costs in connection with the Capital Reduction of approximately A$1,132,000. These amounts have been expensed and are included in other expenses (income) in the consolidated statement of operations for the seven month period to January 31, 1997.

  Additionally, in connection with the Capital Reduction, the Company also acquired the remaining 15% interest in The Galore Group (USA) Inc. ("Galore USA") from Mr Sydney Selati, President of Galore USA, for consideration of A$1,000,000. The transaction was effected by the issuance of 137,189 ordinary shares (valued at A$7.29 per share) of the Company. Mr Sydney Selati was subsequently appointed a director of Barbeques Galore on July 21, 1997.

13 SHARE OPTION PLANS

  EXECUTIVE SHARE OPTION PLAN

  Effective January 31, 1997, the Company adopted an executive share option plan (the "Executive Plan") under which the Board of Directors granted certain members of management options to purchase ordinary shares in the Company. A total of 203,038 options were issued under the Executive Plan with an exercise price of A$8.38 per share. The options do not vest until February 1, 1999 after which each Optionholder is entitled to subscribe for one fully paid ordinary share. The options are not quoted and are due to expire on the earlier of the 5th anniversary from the issue date or, subject to certain conditions, on cessation of employment.

  The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its share options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its share options under SFAS No. 123, the Company's earnings per share for the 7 month period ended January 31, 1997 would have been A$0.37 per ordinary share.

  The fair value of each share option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 6.49%; no dividend yield; expected lives of 2.5 years and volatility of 17.97%. The fair value of the options as at January 31, 1997 has been calculated to be A$182,000.

  1997 SHARE OPTION PLAN

  Under the terms of the Company's 1997 share option plan (the "1997 Plan"), a total of 329,254 Ordinary Shares have been authorized for issuance. The 1997 Plan received approval from the Board of Directors of the Company on October 1, 1997, and was approved by the shareholders as of October 7, 1997.

  The 1997 Plan consists of the Option Grant Program, under which eligible individuals in the Company's employ or service (including officers and other employees, non-employee Board members and independent consultants) may, at the discretion of the Plan Administrator, be granted options to purchase ordinary shares at an exercise price not less than eighty-five percent (85%) of their fair market value on the grant date.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

13 SHARE OPTION PLANS (CONTINUED)

  The Plan Administrator will have complete discretion, within the scope of its administrative jurisdiction under the 1997 Plan, to determine which eligible individuals are to receive option grants, the time or times when such option grants are to be made, the number of shares subject to each such grant, the vesting schedule to be in effect for the option grant, the maximum term for which any granted option is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws.

  TERMINATED PLAN

  On November 25, 1993, the Company adopted a share option plan ("the 1993 Plan") pursuant to which the Company's Board of Directors could grant share options to officers and key employees. The Company granted 128,958 options with an exercise price of A$5.83 on November 25, 1993. On November 28, 1995, the Company granted a further 27,438 options with an exercise price of A$5.65.

  On December 31, 1996 and in connection with the Capital Reduction, all outstanding options were repurchased by the Company from the Optionholders. Compensation for the cancellation of the 101,520 options amounted to A$78,000.

  The total compensation paid by the Company to cancel the options has been expensed during the seven months to January 31, 1997 and is included in selling, general and administrative expenses.

14 COMMITMENTS AND CONTINGENCIES

  Product liability claims have been made against certain companies in the group which are not expected to result in any material loss to the Company.

  The Company entered into a joint and several guarantee together with the directors of Bromic Pty Limited in favor of ANZ in respect of a A$900,000 facility. On February 25, 1997, ANZ released the Company from this guarantee.

15 GEOGRAPHIC SEGMENT INFORMATION

  Financial information by geographic region is summarized below:

                                                      --------------------------
                                                                UNITED
                                                      AUSTRALIA STATES    TOTAL
                                                      --------- -------  -------
   In A$ thousands
   SEVEN MONTHS ENDED JANUARY 31, 1997
   Net revenues.....................................    $75,997 $22,755  $98,752
                                                        ======= =======  =======
   Operating income (loss)..........................    $ 5,537 $(1,141) $ 4,396
                                                        ======= =======  =======
   Identifiable assets..............................    $53,162 $14,808  $67,970
                                                        ======= =======  =======
   SEVEN MONTHS ENDED JANUARY 31, 1996 (UNAUDITED)
   Net revenues.....................................    $73,101 $18,973  $92,074
                                                        ======= =======  =======
   Operating income (loss)..........................    $ 5,117 $  (274) $ 4,843
                                                        ======= =======  =======
   Identifiable assets..............................    $56,509 $11,035  $67,544
                                                        ======= =======  =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

15 GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)

                                                     --------------------------
                                                               UNITED
                                                     AUSTRALIA STATES   TOTAL
                                                     --------- ------- --------
   In A$ thousands
   FISCAL YEAR ENDED JUNE 30, 1996
   Net revenues....................................   $104,737 $36,954 $141,691
                                                      ======== ======= ========
   Operating income................................   $  1,828 $ 1,338 $  3,166
                                                      ======== ======= ========
   Identifiable assets.............................   $ 53,225 $13,337 $ 66,562
                                                      ======== ======= ========
   FISCAL YEAR ENDED JUNE 30, 1995
   Net revenues....................................   $104,051 $34,006 $138,057
                                                      ======== ======= ========
   Operating income................................   $  4,206 $ 1,439 $  5,645
                                                      ======== ======= ========
   Identifiable assets.............................   $ 55,337 $12,287 $ 67,624
                                                      ======== ======= ========

16 RELATED PARTY TRANSACTIONS

  The directors of the Company believe that transactions with related parties are on normal terms and conditions no more favorable than those available to other third parties unless otherwise stated.

  Amounts are advanced to the Company by the directors at a commercial rate of interest.

  The Company shares premises and incurs rent and operating expenses on behalf of Rebel Sport Limited. Mr. Linz and Mr. Gavshon were directors of Rebel Sport Limited until July 10, 1997. These amounts are payable to the Company on 30 day terms.

  The above related party transactions and amounts outstanding at each period end are as follows:

                                      -----------------------------------------
                                      JUNE 30, JUNE 30, JANUARY 31, JANUARY 31,
                                        1995     1996      1996        1997
                                      -------- -------- ----------- -----------
                                                        (UNAUDITED)
   In A$ thousands
   Amounts owing to directors or
    director related entities.......      $136     $942      $1,347      $1,231
   Amounts owing from Rebel Sport
    Limited.........................        92       67          53         125
                                          ====     ====      ======      ======

                                   --------------------------------------------
                                   FISCAL YEAR ENDED SEVEN MONTHS ENDED
                                       JUNE 30,         JANUARY 31,
                                   1994  1995  1996     1996          1997
                                   ----- ----- ----- ------------     ---------
                                                     (UNAUDITED)
   In A$ thousands
   Interest costs incurred in
    respect of amounts advanced
    by directors or director
    related entities.............  $  28 $  22 $  97        $      51 $      50
   Amounts advanced to Rebel
    Sport Limited................    743   683   678              375       410
   Amounts reimbursed by Rebel
    Sport Limited................    815   597   703              414       352
                                   ===== ===== =====        ========= =========

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

17 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash paid during the period for:

                                         ---------------------------------------
                                          FISCAL YEAR ENDED   SEVEN MONTHS ENDED
                                               JUNE 30,          JANUARY 31,
                                          1994   1995   1996     1996      1997
                                         ------ ------ ------ ----------- ------
                                                              (UNAUDITED)
   In A$ thousands
   Interest............................  $1,944 $2,418 $2,327      $1,423 $1,528
   Income taxes........................      11    559    968         579    423
                                         ====== ====== ======      ====== ======

  During the period ended January 31, 1997 the Company acquired Mr Sydney Selati's 15% interest in Galore USA for consideration of A$1,000,000. The transaction was effected by the issuance of 137,189 ordinary shares (valued at A$7.29 per share) of the Company.

  During the periods, the Company acquired plant and equipment by means of capital leases which are not reflected in the consolidated statements of cash flows with an aggregate fair value of:

                                        ---------------------------------------
                                         FISCAL YEAR ENDED   SEVEN MONTHS ENDED
                                              JUNE 30,          JANUARY 31,
                                         1994   1995   1996     1996      1997
                                        ------ ------ ------ ----------- ------
                                                             (UNAUDITED)
   In A$ thousands
   Equipment acquired under capital
    leases............................  $1,513 $1,883 $1,682      $1,260 $1,471
                                        ====== ====== ======      ====== ======

  On July 1, 1995, the Company's interest in GLG Trading Pte Limited was reduced from 100% to 50% by the issue of additional shares in GLG Trading Pte Limited. The deconsolidation of GLG Trading Pte Limited has resulted in the reversal of the opening cash balance of GLG Trading Pte Limited in the Statement of Cash Flows as the Company has accounted for its investment on an equity basis from July 1, 1995.

18 PENSION PLANS

  The Company and its Australian subsidiaries have established defined contribution pension plans for the provision of benefits to their Australian employees on retirement, death or disability. Benefits provided under the plans are based on contributions for each employee. Company contributions are 6% or gross salary for all employees except for certain executives for whom the Company contributes 10%.

  The Company and employees contribute various percentages of gross income. The plans are of an accumulation type and as such, the Company has:

  . no commitment to fund retirement benefits other than the percentage of each employee's salary as prescribed by the relevant trust deed; and

  . no legal obligation to cover any shortfall in the funds' obligations to provide benefits to employees on retirement.

  The pension plans comply with Australian regulatory provisions set by the Insurance and Superannuation Commission. The Company has complied with the provisions of the Superannuation Guarantee Charge Act.

  The Company also sponsors a defined contribution plan in the United States covering substantially all employees who meet specified age and service requirements. Company contributions are discretionary. The Company has not contributed and does not anticipate contributing to the plan for the 7 month period ended January 31, 1997.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONCLUDED)

18 PENSION PLANS (CONTINUED)

  Contributions expensed under these plans were as follows:

                                  ----------------------------------------------
                                   FISCAL YEAR ENDED  SEVEN MONTHS ENDED
                                       JUNE 30,          JANUARY 31,
                                  1994  1995   1996       1996         1997
                                  ----- ----- ------- ------------     ---------
                                                      (UNAUDITED)
   In A$ thousands
   Contribution expense.........  $ 830 $ 919 $ 1,015        $     617 $     600
                                  ===== ===== =======        ========= =========

19 SUBSEQUENT EVENT

  The Board of Directors has authorized the filing of a registration statement for an Initial Public Offering (the "Offering") of the Company's ordinary shares. Upon successful consummation of the Offering, the Company intends to use the proceeds to repay outstanding debt and procure the conversion or redemption of the convertible notes (refer note 10). In addition the proceeds will be used to fund capital expenditures related to the expansion of the Company's operations.

  The Company's Board of Directors and shareholders have approved an 18.223-for-one reverse stock split of the Company's Ordinary Shares, thereby adjusting the authorized share capital to 27,437,853 shares immediately prior to the Offering. All share, per share and share option data for all periods presented have been restated to reflect the stock split.

[Photograph of
Barbecue with food
being prepared]
                                                          [Photograph of outdoor
                                                         table with empty chairs
                                                           set for outdoor meal]
[Photograph of
couple in front
of fireplace]
                                                        [Photograph of couple in
                                                      front of camping equipment
                                                                  making a fire]

Barbecues
Home Heating
Accessories
Camping
Outdoor Furniture

[Company logo]                                         Australia

                             [BARBEQUES GALORE LOGO]